EMX Royalty Corporation
Annual Information Form
Year Ended December 31, 2024
Dated as at March 12, 2025
Suite 501 - 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
Tel: 604.688.6390
Fax: 604.688.1157
Email: info@EMXroyalty.com
Website: www.EMXroyalty.com

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

Preliminary Notes
Date of Information
Unless otherwise indicated, all information contained in this Annual Information Form ("AIF") is as of December 31, 2024.
Currency and Exchange Rates
In this AIF, all references to "Canadian dollars" and to "C$" are to Canadian dollars, references to "U.S. dollars" and to "$" and "US$" are to United States dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows for the indicated periods:

	For the years ended December 31,
	2024	2023	2022
End of period	1.4389	1.3226	1.3544
High for the period	1.4416	1.3875	1.3856
Low for the period	1.3316	1.3128	1.2451
Average for the period	1.3689	1.3497	1.3013
The Bank of Canada closing buying rate on March 11, 2025, for the purchase of one United States dollar using Canadian dollars was C$1.4451 (one Canadian dollar on that date equaled US$0.6920).

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Glossary, Conversions, and Abbreviations
Glossary of Geological and Mining Terms
Alluvium: Loose detrital material deposited by running water.
Assay: a quantitative chemical analysis of an ore, mineral or concentrate to determine the amount of specific elements.
Breccia: a coarse-grained clastic rock, composed of broken rock fragments held together by a mineral cement or in a fine-grained matrix.
Carbonate replacement deposit: polymetallic deposits formed via the replacement of sedimentary, carbonate host rocks by metal-bearing hydrothermal fluids sourced from an intrusive body.
CIM: the Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Definition Standards: the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.
Colluvium: an accumulation of unconsolidated sediments and rock fragments at the base of a slope.
Dacite: an igneous extrusive rock with a felsic (silica rich) chemical composition that is the extrusive equivalent of a granodiorite.
Doré: a mixture of predominantly gold and silver produced by a mine, usually in a bar form, before separation and refining into gold and silver by a refinery.
Epithermal: a hydrothermal mineral deposit formed within about 1 kilometer of the Earth's surface and in the temperature range of 50ºC to 200ºC.
Feasibility study is defined in the CIM Definition Standards as a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
Ferricrete: hard crust or layer of sedimentary rock in soils that has been cemented by iron oxides.
Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without resorting to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.
Gossan: a weathered, oxidized surface zone overlying a sulfide deposit.
Greenschist facies: regional metamorphism formed under relatively low temperature (300 - 450°C) and pressure conditions.
High-sulfidation epithermal deposits: mineral deposits formed by acidic hydrothermal fluids with high sulfur fugacity, directly associated with a magmatic intrusion.
Hydrothermal: of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution, with or without demonstrable association with igneous processes.
Indicated mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with a level of sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Inferred mineral resource: is defined in NI 43-101 as that part of a mineral resource for which the quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade or quality continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
JORC Code: means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.
Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.
Leach: to dissolve minerals or metals out of rock with chemicals.
Measured mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.
Metamorphic rock: rock which has been changed from igneous or sedimentary rock through heat and pressure into a new form of rock.
Mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level, as appropriate that includes application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could be reasonably justified.
Mineral resource: is defined in NI 43-101 as a concentration or occurrence of solid material in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
Modifying Factors is defined in the CIM Definition Standards as considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Monzogranite: felsic, coarse-grained, intrusive igneous rock with subequal amounts of plagioclase and potassium feldspar.
Net smelter return royalty or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.
NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, which sets standards for all public disclosure made of scientific and technical information concerning mineral projects.
Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.
PERC Code: means the Pan-European Code for Reporting of Exploration Results, Mineral Resources and Reserves prepared by the Pan-European Reserves and Resources Reporting Committee.
Phyllic alteration: Hydrothermal alteration often associated with porphyry systems which is characterized by sericite, quartz, and pyrite.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or ground mass.
Potassic alteration: Hydrothermal alteration often associated with porphyry systems which is characterized by potassium feldspar and secondary biotite.
Preliminary feasibility study or pre-feasibility study is defined in the CIM Definition Standards as a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. Such a study is at a lower confidence level than a feasibility study.
Probable mineral reserve: is defined in NI 43-101 as the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the Modifying Factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve. Probable mineral reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a preliminary feasibility study.
Proven mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the Modifying Factors. Proven mineral reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a preliminary feasibility study.
Pyroclastic: pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin.
Rhyodacite: fine-grained, extrusive igneous rock that is intermediate in composition between rhyolite and dacite; the extrusive equivalent to granodiorite.
Schist: a strongly foliated crystalline metamorphic rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).
SEDAR+: System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators +.
Sericite: fine-grained white mica.
Silicification: the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.
Skarn: metamorphic rock formed by metasomatic replacement and alteration of carbonate-bearing country rocks by hydrothermal fluids adjacent to an intrusive body.
Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.
Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.
Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.
Supergene: near-surface enrichment process during which fluids leach metals, descend, and reprecipitate them.
Tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.
Talus: an accumulation of coarse rock debris along the base of a cliff or slope.
Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Conversions

Linear Measurements

1 inch	=	2.54 centimeters
1 foot	=	0.3048 meter
1 yard	=	0.9144 meter
1 mile	=	1.609 kilometers

Area Measurements

1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.590 square kilometers

Units of Weight

1 short ton	=	2000 pounds or 0.893 long ton
1 long ton	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.1023 short tons
1 pound (16 oz.)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz.	=	31.1035 grams
1 troy oz. per short ton	=	34.2857 grams per metric ton
Analytical

Analytical	percent	grams per metric tonne	troy oz per short ton
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.029167
1 troy oz./short ton	0.003429%	34.2857	1
10 ppb	nil	0.01	0.00029
100 ppm	0.01	100	2.917
Temperature

Degrees Fahrenheit	=	(°C x 1.8) + 32
Degrees Celsius	=	(°F - 32) x 0.556
Frequently Used Abbreviations and Symbols

AAR	annual advance royalty
AgEq	silver equivalent
AMR	advance minimum royalty
Ag	silver
As	arsenic
Au	gold

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

°C	degrees Celsius (centigrade)
C.P.G.	Certified Professional Geologist
Co	cobalt
CRD	carbonate replacement deposit
CRM	certified reference materials
CSAMT	Controlled source audio-frequency magnetotellurics
Cu	copper
CuAS	acid-soluble copper
CuCNS	cyanide-soluble copper
CuT	total copper
Cu Tsol	total soluble copper
FS	feasibility study
g	gram(s)
g/t	grams per tonne
HS	high-sulfidation
JORC	Joint Ore Reserves Committee
JV	joint venture
km	kilometer
koz	thousand ounces
Ktonnes, kt	thousand tonnes
kV	kilovolts
lb	pounds
LOM	life of mine
l/s	liters per second
m	meter(s)
masl	meters above sea level
MD&A	Management's Discussion & Analysis
Mlb	million pounds
Mn	manganese
Mo	molybdenum
Moz	million ounces
Mt	million tonnes
Ni	nickel
NSR	net smelter returns
NVB	net value per block
OP	open pit
oz	troy ounce
Pb	lead
Pd	palladium
PEA	preliminary economic assessment
PFS	pre-feasibility study
PGE	platinum group element

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

ppb	parts per billion
ppm	parts per million
Pt	platinum
Q1, Q2, Q3, Q4	first, second, third and fourth financial quarters
QA	quality assurance
QC	quality control
QP	Qualified Person
RC drilling	reverse circulation drilling
RMR	rock mass rating
ROM Pad	run of mine/mill pad
RQD	rock quality designation
T	tonnes
t	tons
tpa, /ktpa	tonnes per annum, thousand tonnes per annum
tph	tonnes per hour
TSF	tailing storage facility
UG	underground
UTM	Universal Transverse Mercator System
VMS	volcanogenic massive sulfide
yd	yard
Zn	zinc

Forward-Looking Information
This AIF may contain “forward-looking statements” that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and mineral resource estimates, work programs and proposed exploration, development and production activities, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals, future payments that the Company is to make or receive pursuant to agreements to which it is subject, statements as to the continued growth of the Company’s royalty portfolio in future periods, statements as to the operations and plans of operators of properties in which the Company has interests, statements as to the expected timing and amounts of royalty and other payments from property operators or holders in which the Company has interests, statements as to future payment of dividends, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource or mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy,” “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
•estimated production at any of the mineral properties in which the Company has a royalty, or other interest remains accurate;
•estimated capital costs, operating costs, production and economic returns remain accurate;
•estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's mineral resource and mineral reserve estimates, remains accurate;
•the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost remains accurate;
•the Company and its counterparties will satisfy their obligations in accordance with the agreements that they are party to;
•the Company will continue to be able to fund or obtain funding for outstanding commitments;
•the Company will be able to source accretive royalties and royalty generation properties;
•that neither the Company nor any owner or operator of any of the properties in which the Company holds a royalty, or other interest will suffer significant impacts as a result of an epidemic or other natural disaster;
•that trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of being listed on both the TSX-V and the NYSE American and will not be suspended;
•that the Company properly considered the application of applicable tax laws to its structure and operations and filed its tax returns and paid taxes in compliance with applicable tax laws;
•assumptions that all necessary permits and governmental approvals will be obtained;
•assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest remain accurate;
•expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest remain accurate; and
•the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions and will continue to operate in accordance with public statements.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:
•risks associated with exploration, development, operating, expansion and improvement at the properties in which the Company holds a royalty interest;
•the risk that the Company may be unable to satisfy conditions under its property option agreements and earn an interest in the properties subject to such agreements;
•the absence of control over mining operations on the properties in which the Company holds a royalty interest and is dependent on third party operators to explore, develop and mine such properties;
•risks associated with having to rely on the public disclosure and other information the Company receives from the owners and operators of the properties on which the Company holds a royalty interest as the basis for the Company’s analyses, forecasts and assessments relating to the Company’s business;
•risks relating to unknown defects and impairments in the Company’s royalty or other interests;
•risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s royalty agreements, including the ability of the companies with which the Company has royalty agreements to perform their obligations under those agreements;
•the Company’s royalty and other interests may be subject to rights of other interest holders, including buy-down rights, pre-emptive rights, claw-back rights and the rights to dispose of property interests;
•risks related to the ability of any of the properties in which the Company holds a royalty, or other interest to commence production and generate material revenues and uncertainty that the Company will receive additional revenues from staged option payments, advanced annual royalty payments, management or operators fees and other sources;

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
•risks associated with EMX’s exploration partners being unable to obtain adequate financing to fund exploration and development activities;
•risks associated with fluctuations in the price of commodities;
•risks related to governmental regulation and permits, including environmental regulation;
•the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty, or other interest will not be available on a timely basis or at all;
•risks related to political uncertainty or instability in countries where the Company's mineral properties are located;
•risks of significant impacts on EMX or the properties on which EMX holds a royalty or other interests as a result of an epidemic or natural disaster;
•risks that the Company may not be able to obtain adequate financing when needed;
•volatility in the Company’s share price;
•uncertainties relating to the assumptions underlying the Company's mineral resource and mineral reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•risks associated with competition in the mineral royalty industry;
•risks related to the declaration, timing and payment of dividends;
•uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty, or other interest;
•risks associated with global trade uncertainties, including the imposition of tariffs and other trade-related measures by various governments;
•risks associated with fluctuations in prices of foreign currencies, including currency hedging arrangements or the lack thereof;
•unavailability of insurance for certain risks to which the Company may be subject;
•environmental risks and hazards;
•risks related to global climate change and the impacts of legislation in responses thereto;
•the Company's dependence on, and need to attract and retain, qualified management and technical personnel;
•risks related to conflicts of interest of some of the directors of the Company;
•uncertainty as to the Company's PFIC status;
•risks related to regulatory and legal compliance and increased costs relating thereto;
•risks related to the adequacy of internal control over financial reporting;
•risks related to ensuring the security and safety of information systems, including cyber security risks;
•risks related to activist shareholders;
•risks related to reputational damage;
•uncertainty as to the outcome of potential litigation;
•mine operator and counterparty concentration risks;
•the Company’s dependence on receiving royalty and other payments from the owners or operators of its relevant royalty properties;
•indebtedness risks;
•risks related to royalties or other interest that permit cost deductions;
•risks associated with significant transactions;
•risks related to market events and general economic conditions;
•the Company’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;
•the inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain mining operations from which the company holds a royalty or other interest;

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
•risks associated with violations of anti-corruption and anti-bribery laws;
•equity price risks related to the Company’s holding of long-term investments in other companies;
•risks associated with multiple listings of Common Shares on the TSX-V and the NYSE American and the possible suspension of trading of Common Shares;
•risks related to enforcing civil judgments obtained in Canada in other jurisdictions;
•risks related to environmental, social and governance related issues;
•lack of suitable supplies, infrastructure and employees to support the mining operations at the properties on which the Company holds a royalty or other interest;
•uncertainties related to indigenous rights with respect to the mineral properties; and
•risks associated with potential changes to mining legislation in Chile.
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading “Risks and Uncertainties” in the AIF (as defined below), which is incorporated by reference herein.
The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
More information about the Company including its recent financial reports is available on SEDAR+ at www.sedarplus.ca. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on the Electronic Data, Gathering, Analysis, and Retrieval (“EDGAR”) database of the United States Securities and Exchange Commission’s (“SEC”) at www.sec.gov and on the Company's website at www.EMXroyalty.com.
Cautionary Notes Regarding Mineral Reserve and Resource Estimates
This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been disclosed by the Company in accordance with NI 43-101 and the CIM Definition Standards based on information prepared by the current or previous owners or operators of the relevant properties (as and to the extent indicated by them). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Historical Estimates. An historical estimate is defined by NI 43-101 as “an estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit”. NI 43-101 permits disclosure of an historical estimate that does not comply with NI 43-101 using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
Mineral Resource and Reserve Disclosures According to an Acceptable Foreign Code. Under NI 43-101, “Acceptable Foreign Code” means the JORC Code, the PERC Code, the SAMREC Code, Regulation S-K 1300 under the U.S. Securities Exchange Act of 1934, as amended (“SEC Mining Rules”), the Certification Code, or any other code, generally accepted in a foreign jurisdiction, that defines mineral resources and mineral reserves in a manner that is consistent with mineral resource and mineral reserve definitions and categories set out in sections 1.2 and 1.3 of NI 43-101.
NI 43-101 permits an issuer to make disclosure and file a technical report that uses mineral resource and mineral reserve categories of an Acceptable Foreign Code in certain circumstances, if the issuer includes in the technical report a reconciliation of any material differences between the mineral resource and mineral reserve categories used and the categories set out in sections 1.2 and 1.3 of NI 43-101.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
As such, in addition to NI 43-101, certain estimates referenced in this AIF have been prepared in accordance with the JORC Code or the PERC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of the Company's mineral properties may not be comparable to similar information made public by Canadian or U.S. reporting companies. For more information, see “Reconciliation to CIM Definitions” below.
Reconciliation to CIM Definitions. In this AIF, EMX has disclosed current mineral reserve and mineral resource estimates as well as certain historical estimates covering royalty properties that are not based on CIM Definition Standards, but are based on Acceptable Foreign Code or in reliance on the “historical estimates” provisions of NI 43-101. In each case, the estimates reported in this AIF are based on estimates disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates. Accordingly, EMX is not able to definitively reconcile these estimates with that of CIM Definition Standards.
However, with respect to the Acceptable Foreign Codes used in this AIF, EMX believes that while the CIM Definition Standards are not identical to those of the JORC Code or the PERC Code, the mineral resource and mineral reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar mineral reserve and mineral resource estimates.
With respect to the “historical estimates”, the prescribed disclosure is included in this AIF in the relevant property descriptions or in Appendix “B”, as applicable.
U.S. investors are cautioned that mineral reserve and mineral resource information and other technical information contained in this AIF and the documents incorporated by reference herein may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Websites, Technical and Third-Party Information
The Company provides certain links to websites in this AIF. No such websites are incorporated by reference herein. The content of such websites has not been independently verified by EMX. The Company also produces other materials that may be of assistance when reviewing (but which do not form part of, nor are incorporated by reference into) this AIF, including Company’s financial statements and MD&A, as well as the Sustainability Report.
Except where otherwise stated herein, the disclosure in this AIF relating to properties and operations on the properties in respect of which EMX holds royalty or other similar interests, including under the headings “General Development of the Business”, “Mineral Properties“, “Technical Information“, Appendix A and Appendix B is based on information publicly disclosed by the owners or operators of these properties and other information and data available in the public domain as at December 31, 2024 (except where stated otherwise) and none of this information has been independently verified EMX.
As a royalty holder, EMX frequently has limited, if any, access to properties included in its royalty asset portfolio. Additionally, EMX may from time to time receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. EMX is dependent on operators of the properties and their qualified persons for information, or on publicly available information, to prepare disclosure pertaining to properties and operations on the properties for which EMX holds royalty interests. EMX generally has limited or no ability to independently verify such information. Although EMX does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.
The assumptions and methodologies underpinning estimates of mineral resources and mineral reserves on a property, and the classification of mineralization in categories of measured, indicated and inferred and proven and probable within the estimates of mineral resources and mineral reserves, respectively, and the assumptions and methodologies employed in proposed mining and recovery processes and production plans, were made by owners or operators and their qualified persons. EMX generally has limited or no ability to independently verify such information. EMX has not verified, and is not in a position to verify, the accuracy, completeness or fairness of such third-party information and refers the reader to the public reports filed by the operators for information regarding the properties in which EMX holds a royalty or similar interest. Although EMX does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company from liability for any misrepresentation contained in this AIF under applicable Canadian securities laws.

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Some information publicly reported by operators may relate to a larger property than the area covered by EMX’s royalty or other similar interest. EMX’s royalty or other similar interests in certain cases cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property. In addition, numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by EMX and, therefore, there may be some inconsistencies between the numerical information presented in this AIF and the information publicly disclosed by owners and operators.
As of the date of this AIF, EMX considers its interests in the Gediktepe Mine in Türkiye, the Timok Project in Serbia and the Caserones Mine in Chile to be its only material mineral properties for the purposes of NI 43-101. EMX will continue to assess the materiality of its assets as new assets are acquired or assets progress through stages of development into production. Information contained in this AIF with respect to each of the Gediktepe Mine in Türkiye, the Timok Project in Serbia and the Caserones Mine in Chile has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.
Unless otherwise noted the disclosure contained in this AIF of a scientific and technical nature for the:
1.Gediktepe Mine is based on the information in the technical report entitled “Gediktepe Project - Balıkesir Province, Turkey NI 43-101 Royalty Technical Report” dated March 21, 2022 and with an effective date of February 1, 2022, prepared by DAMA Engineering Inc. (the “Gediktepe Technical Report“) which technical report was prepared for, and filed under EMX’s SEDAR+ profile on March 31, 2022.
2.Timok Project is based on the information in the technical report entitled “NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia” dated March 25, 2022 and with an effective date of December 31, 2020, prepared by Mineral Resource Management LLC (the “Timok Technical Report”) which technical report was prepared for, and filed under EMX’s SEDAR+ profile on March 31, 2022.
3.Caserones Mine is based on: (i) the technical report entitled “NI 43-101 Technical Report on the Caserones Mining Operation Caserones Project Atacama Region, Chile” dated July 13, 2023 and with an effective date of December 31, 2022 (the “Caserones Technical Report”) which technical report was prepared for, and filed under, Lundin Mining Corporation’s (“Lundin”) SEDAR+ profile on July 13, 2023; (ii) the annual information form of Lundin dated February 19, 2025 and filed under Lundin’s SEDAR+ profile on February 19, 2025 (the “Lundin AIF”); (iii) the news release of Lundin dated February 12, 2025 and filed under Lundin’s SEDAR+ profile on February 12, 2025 (the “Lundin February Release”); and (iv) the news release of Lundin dated January 16, 2025 and filed under Lundin’s SEDAR+ profile on January 16, 2025 (the “Lundin January Release”).
Except as explicitly stated herein, none of the foregoing reports, documents, filings or other documents are deemed to be incorporated by reference into this AIF.
All scientific and technical information in or incorporated by reference into this AIF has been reviewed and approved by the following Qualified Persons, as such term is defined pursuant to NI 43-101, as follows:
1.For information related to properties located in North America and Latin America, other than Caserones Mine, under the sections entitled “General Development of the Business” and “Mineral Properties”, for the list of Royalty Assets contained in Appendix A, for the summaries of mineral reserves, historical mineral reserves, mineral resources, and historical mineral resources for EMX’s Royalty Assets contained in Appendix B, other than the Caserones Mine and Timok Project, and for all other scientific and technical information not covered by any other named expert in these sections related to North America and Latin America: Michael P. Sheehan, CPG, an employee of the Company and a Qualified Person;
2.For information related to properties located in Europe, Türkiye, Morocco and Australia under the sections entitled “General Development of the Business” and “Mineral Properties”, for the summaries of the historical mineral reserves and historical mineral resources for the Timok Project contained in Appendix B and for all other scientific and technical information not covered by any other named expert in these sections related to Europe, Türkiye and Australia: Eric P. Jensen, CPG, an employee of the Company and a Qualified Person;
3.For information related to Gedikepte Mine under the heading “Technical Information – Gediktepe”: DAMA's Mustafa Atalay, CPG, Senior Geologist; Selim Yilmaz, MIMMM, Senior Mining and Mineral Processing Engineer; and Arif Umutcan Gelisen, MIMMM, Senior Mining and Mineral Processing Engineer, independent Qualified Persons and authors of the Gediktepe Technical Report;

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4.For information related to the Timok Project under the section entitled “Technical Information – Timok”: Kevin Francis, SME RM, a Qualified Person; and
5.For information related to the Caserones Mine under the section entitled “Technical Information – Caserones”, for information related to the Caserones Mine under the sections entitled “General Development of the Business” and “Mineral Properties” and for the summaries of mineral reserves and mineral resources for the Caserones Mine contained in Appendix B: Mark Ramirez, SME RM, a consultant of the Company and a Qualified Person.

Cautionary Notes to United States Investors
SEC Modernization Rules. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, the Company is not required to provide disclosure on its mineral properties under the SEC’s Modernization Rules and instead provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this AIF and the documents incorporated by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.
Under the SEC’s Mining Rules, the SEC recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in the SEC’s Mining Rules and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.
Inferred Mineral Resources. U.S. investors are cautioned that “inferred mineral resources” have a lower level of confidence than that applying to “indicated mineral resources” and cannot be directly converted to a “mineral reserve”. Under Canadian rules, “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Corporate Structure
Name, Address and Incorporation
EMX Royalty Corporation (the “Company” or “EMX”) was incorporated in Alberta on May 13, 1996 as Marchwell Capital Corp. and continued into British Columbia on September 21, 2004, at which time it became subject to the Business Corporations Act (British Columbia).
On November 24, 2003, Marchwell underwent a reverse take-over by Southern European Exploration Ltd., which was incorporated in the Yukon Territory on August 21, 2001. On November 23, 2003, Marchwell changed its name to Eurasian Minerals Inc. On July 19, 2017, Eurasian changed its name to EMX Royalty Corporation to better reflect its business.
EMX is a reporting issuer under the securities legislation of British Columbia and Alberta. Its common shares without par value (“Common Shares”) are listed on the TSX Venture Exchange (“TSX-V”), and the NYSE American Exchange (“NYSE American”) under the symbol “EMX”, and also trade on the Frankfurt Stock Exchange under the symbol “6E9”.The Company's corporate office is located at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada. The Company's technical office is located at 10001 W. Titan Road, Littleton, Colorado 80125, United States of America. The Company's registered and records offices are located Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

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Inter-corporate Relationships
A majority of the Company's business is carried on through its various subsidiaries. The following table illustrates the Company's material subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by the Company:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Türkiye	100%
Eurasian Royalty Madencilik Anonim Sirketi	Türkiye	100%
EMX Morocco Corp.	Morocco	100%
EMX Scandinavia AB	Sweden	100%
Viad Royalties AB	Sweden	100%
EMX Chile SpA	Chile	100%
Minera Tercero SpA	Chile	50%

Description of the Business
Overview
EMX is in the business of acquiring and managing royalties, strategic investments, and organically generating royalties derived from a portfolio of mineral property interests. EMX's royalty and mineral property portfolio consists of 251 royalties and royalty generating properties in North America, Europe, Türkiye, Latin America, Morocco and Australia. The Company's portfolio is comprised of the following:

Asset Type	Quantity
Producing Royalties	7
Advanced Royalties	10
Exploration Royalties	125
Total Royalties	142

Royalty Generation Properties	105
Strategy
EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:
•Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities, including the energy sector.
•Royalty Generation and Project Evaluation. EMX's more than 20-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geological expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, AMR and AAR payments, project milestone payments, and other consideration that may include equity

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interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
•Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies, with what EMX considers to be under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.
EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to class leading discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.
Specialized Skill and Knowledge
All aspects of EMX's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.
Competitive Conditions
Competition in the mineral exploration and royalty industry is intense. EMX competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of royalty and mineral property interests, as well as for the recruitment and retention of qualified employees and consultants.
Raw Materials (Components)
Other than water and electrical or mechanical power - all of which are readily available on or near its properties - EMX does not require any raw materials with which to carry out its business.
Intangible Property
EMX does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.
Business Cycle & Seasonality
EMX's business model is diversified in order to address impacts from commodity prices and business cycles, however, its business is not seasonal.
Economic Dependence
EMX's business is not substantially dependent on any contract, such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.
Changes to Contracts
It is not expected that EMX's business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.
Environmental Protection
All phases of EMX's exploration are subject to environmental regulation in the various jurisdictions in which it operates.
Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of

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responsibility for companies and their officers, directors and employees. While manageable, EMX expects this evolution (which affects most mineral exploration and royalty companies) might result in increased costs. Although EMX does not operate any mining assets, we believe we can make a positive impact by investing in streams and royalties on mines and projects where we believe environmental, social and governance (“ESG”) is well managed by our counterparties. ESG is a key filter and gating item, and EMX's investment due diligence process includes an extensive assessment of counterparties’ ESG and health and safety management practices and local stakeholder engagement in addition to a review of geology, exploration, mineral reserve and mineral resource modelling, mine design and scheduling, geotechnics, mineral processing, tailings, permitting and legal, regulatory, tax and financial considerations.
Employees
At its financial year ended December 31, 2024, EMX had 49 employees and 39 consultants working at various locations throughout the world.
Foreign Operations
EMX's mineral property interests are located in the North America, Fennoscandia, Australia, and Latin America, as well as in areas traditionally considered to be risky from a political or economic perspective, including Serbia, Türkiye, Morocco and Haiti. See “Risks and Uncertainties – Foreign Countries and Political Risks”
Those operations are subject to regulation (and changes thereto) in those jurisdictions with respect to land tenure, productions, export controls, taxation, environmental legislation, land and water use, local indigenous peoples’ interests, mine safety and expropriation of property. Although EMX, as a royalty interest holder, is not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits could result in injunctive action, orders to suspend or cease operations, damages and civil and criminal penalties on the operators, all of which could have a material adverse effect on the results of the operations and financial condition of EMX.
Bankruptcy Reorganizations
There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against EMX within the three most recently completed financial years or the current financial year.
Material Reorganizations
Except as disclosed under the heading “General Development of the Business – Three Year History”, there has not been any material reorganization of EMX or its subsidiaries within the three most recently completed financial years or the current financial year.
Social or Environmental Policies
EMX has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.
EMX is committed to the implementation of a comprehensive Health, Safety, Environment, Labor and Community Policy and Stakeholder Engagement Strategy (the “Policies”). EMX ensures these Policies are made known to all its managers, staff, contractors and exploration and joint venture partners, and that the requirements contained therein are adequately planned, resourced implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its exploration and joint venture partners to adopt the same Policies.
Environmental Policy
The Company believes that good environmental management at every project it manages, whether in the exploration phase, feasibility stage, project construction or mine site operation, requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitutes the foundation for successful exploration and subsequent development if the results warrant it.

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EMX will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.
Community Relations, Communication and Notification Policy
Proactive interaction with the stakeholders on whom the Company's exploration and development programs may impact is considered an important part of the long-term investment that the Company is planning in its exploration programs in North America, Türkiye, Morocco, Europe, Australia, and Latin America.
EMX recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:
•communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;
•inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and
•identify any vulnerable or marginalized groups within the affected communities (e.g., women, elders or disabled persons) and ensure they are also reached by above information disclosure and consultation activities.
In these respects, EMX will work actively and transparently with governmental authorities, other elected parties, non-governmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.
When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company will endeavor to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This will be undertaken in consultation with the affected communities.
Labour, Health and Safety Policy
The health and safety of its employees, contractors, affected communities and any other role players that may participate and be affected by the activities of EMX are crucial to the long-term success of the Company.
The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with Performance Standards 2, Labor and Working Conditions of the International Finance Corporation, a member of the World Bank Group.
Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labour, health and safety and good international industry practices are implemented and maintained by EMX, including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labour or forced labour.
The Company's aim is at all times to achieve zero lost-time injuries and fatalities.
Development Stage Environmental and Social Management Policy
EMX will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.
Sustainability Report
In 2024, EMX published its inaugural Sustainability Report for the 2023 financial year. The report marks a milestone in the Company’s journey with respect to its sustainable and ethical business practices and sets a foundational baseline for the Company’s ESG efforts moving forward. The report provides information on the Company’s key ESG initiatives, reviews performance metrics, identifies improvement areas, and sets future targets. The report marks the first edition of the Company’s Sustainability Report and is designed to provide transparent information about EMX’s corporate responsibility practices. The report has been developed in reference to the Global Reporting Initiative, the International Council on Mining and Metals, and the key material considerations from the International Financial Reporting Standards, the Task Form on Climate-related

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Financial Disclosure, the Sustainability Accounting Standards Board, and the International Sustainability Standards Board disclosure standards. A copy of the 2023 Sustainability Report can be found at www.EMXroyalty.com.

Risks and Uncertainties
Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of EMX's business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this AIF before making an investment decision.
Mineral Property Exploration Risks
The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. Certain operating risks include ensuring ownership of and access to mineral properties by confirmation that royalty agreements, option agreements, claims and leases are in good standing and obtaining permits for exploration activities, mine development, and mining operations.
The properties on which the Company holds a royalty or other interest are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a property on which the Company has a royalty or other interest, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the mining operations and have a material adverse effect on the Company and the trading price of the Company's securities as well as the Company's reputation.
The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in one or more of the properties not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties on which the Company has a royalty or other interest which are not currently in production will be brought into a state of commercial production.
Conditions to be Satisfied Under Certain Agreements
EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility or

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other studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.
No Control over Mining Operations
The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation or development of any property on which it has a royalty or other interest. The operation of the properties in which EMX holds an interest is generally determined by third-party property owners and operators, and EMX has no or limited decision-making power as to how these properties are operated, and the operators’ failure to perform could affect revenue generated by EMX.
The Company will not be entitled to any material compensation if any of the operations do not meet their forecasted gold or other production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The properties may not commence commercial production within the time frames anticipated, if at all, or they may not meet ramp-up targets or complete expansion plans, and there can be no assurance that the gold or other production from such operations will ultimately meet forecasts or targets. At any time, any of the operators of the mining operations or their successors may decide to suspend or discontinue operations or may sell or relinquish operations, which may result in royalties or other monies not being paid or obligated to be paid to the Company.
The Company is subject to the risk that the any property or operation may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, nationalization or expropriation of property and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company's assets may not be recoverable if the mining companies operating the counterparty cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the property or operation becoming uneconomic resulting in their shutdown and closure.
Reliance on Third Party Reporting
The Company relies on public disclosure and other information regarding the properties or operations it receives from the owners, operators and independent experts of such properties or operations, and certain of such information is included in this document. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties or operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the properties or operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company's disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company. In addition, some royalties or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the applicable interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain royalties or other interests. The limited access to data and disclosure regarding the operations of the properties in which EMX has an interest, may restrict the Company’s ability to enhance its performance which may result in a material and adverse effect on EMX’s profitability, results of operations and financial condition. Although EMX attempts to obtain these rights when entering into new agreement, or amending existing agreements, there is no assurance that EMX’s efforts will be successful.
Unknown Defects or Impairments in EMX's Royalty or Other Interests
Unknown defects in or disputes relating to the royalty and other interests EMX holds or acquires, including defects in the chain or title to any of the properties underlying EMX’s royalty or other interests, may prevent EMX from realizing the anticipated benefits from its royalty and other interests and could have a material adverse effect on EMX's business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management's estimate of the carrying value of EMX's royalty and other interests and could result in impairment charges. While EMX seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and other interests EMX acquires, and

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the title of any properties underlying EMX’s royalty and other interests, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to a mining property on which EMX holds or seeks to acquire a royalty or other interest, is a complex matter, and is subject to the application of the laws of each jurisdiction, to the particular circumstances of each parcel of a mining property and to the documents reflecting the royalty or other interest. To the extent an owner or operator does not have title to the property underlying any of EMX’s royalty and other interests, it may be required to cease operations or transfer operational control to another party.
Similarly, royalty and other interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. EMX often does not have the protection of security interests over property that EMX could liquidate to recover all or part of EMX's investment in a royalty or other interest. Further, even in those jurisdictions where there is a right to record or register royalties or other interests held by EMX in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Even if EMX retains its royalty and other interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact EMX. As a result, known title defects as well as unforeseen and unknown title defects may impact operations at a project in which EMX has a royalty or other interest and may result in a material and adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX’s securities.
Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations
EMX's royalty and other interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing EMX's royalty and other interests may interpret EMX's interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and EMX could be forced to take legal action to enforce its contractual rights. EMX may not be successful in enforcing its contractual rights, and EMX's revenues relating to any challenged royalty or other interests may be delayed, curtailed or eliminated during any such dispute or if EMX's position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:
•the existence or geographic extent of the royalty or other interest;
•methods for calculating the royalty or other interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
•third party claims to the same royalty interest or to the property on which EMX has a royalty or other interest;
•various rights of the operator or third parties in or to the royalty or other interest;
•production and other thresholds and caps applicable to payments of royalty or other interests;
•the obligation of an operator to make payments on royalty and other interests, including value added tax and other taxes where applicable; and; and
•various defects or ambiguities in the agreement governing a royalty and other interest.
Rights of Other Interest Holders
Some royalty and other interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty or other interest, (ii) pre-emptive rights pursuant to which parties to operating and royalty agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to EMX, (iii) claw-back rights pursuant to which the seller of a royalty or other interest to EMX has the right to re-acquire the royalty or other interest, or (iv) a right to dispose of property interests which are subject to the royalty or other interest, for a return to EMX, if any, which may be lower than EMX’s assumptions regarding the asset. Holders may exercise these rights such that certain royalty, stream interests and working or other interests would no longer be held by EMX.
Revenue and Royalty Risks
EMX cannot accurately or reliably predict future revenues or operating results from mining activity. Management expects future revenues from the Timok Project in Serbia, Leeville royalty property in Nevada, Caserones royalty in Chile, and Gediktepe royalty in Türkiye, to fluctuate depending on the level of future production and metal prices. For the Leeville property in particular,

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there is also a risk that the operator may cease to operate in the Company's area of interest. Accordingly, there can be no assurance that royalty payments will continue or materialize and be received by the Company from either property.
EMX also earns or is due additional revenues including staged option payments, advanced annual royalty payments, management or operator fees, and anti-dilution provisions within various property agreements. There is a risk that these payments will not be received, and timing of any receipts may fluctuate. Further, certain payments may be dependent on milestone conditions, or the value may be based on certain market conditions including metal prices, or market price of equity interests received. At the time of entering into an agreement, management cannot reasonably estimate the value of these future receipts. In addition, EMX may not detect errors and payment calculations may call for retroactive adjustments. Each operator’s calculation of EMX’s royalty and other payments are subject to and dependent upon the adequacy and accuracy of its production, cost and accounting functions and errors may occur from time to time in the calculations made by an operator, and EMX does not have a contractual right to receive production information for all of its royalty and other interests. As such, EMX’s ability to detect payment errors through is limited, and the possibility exists that EMX will need to make retroactive royalty or other revenue adjustments.
Royalty Operation and Exploration Funding Risk
EMX's strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.
Fluctuating Metal Prices
The market prices for precious, base, and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are being mined, respectively.
The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from mining operations to be impracticable. Factors beyond the control of the Company have a direct effect on global metal prices, which can and have fluctuated widely, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX's properties and the properties on which it holds royalties. Consequently, the economic viability of any of these projects and EMX's or the operator's ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.
In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Extensive Governmental Regulation and Permitting Requirements Risks
Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has, and believes the operators of properties on which it holds royalty interests have, obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.
Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's or the project operator's operations to cease or be curtailed, and

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(Expressed in U.S. Dollars, except where indicated)
may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX and such operators may be required to compensate those suffering loss or damage by reason of their mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.
Foreign Countries and Political Risks
The Company operates in and holds royalties on properties in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.
Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates or holds royalty interests may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.
Further, certain operators of properties on which the Company holds a royalty or other interest are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. These risks may limit, disrupt or negatively impact the operator’s business activities.
Natural Disasters, and Impact and Risks of Epidemics
Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine in Eastern Europe and between Hamas and Israel in the Middle East), riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.
Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases. A significant new or resurgent outbreak of infectious disease could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company's business and the market price of the Common Shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Company's securities. In addition, there may not be an adequate response to emerging infectious disease, or significant restrictions and strict emergency measures may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts of emerging infectious diseases, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions

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(Expressed in U.S. Dollars, except where indicated)
or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company's operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Further, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results and financial conditions directly or due to a counterparty.
Financing and Share Price Fluctuation Risks
EMX has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. EMX can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of EMX's projects which could result in the loss of one or more of its properties. Furthermore, if EMX is required to raise additional capital through the issuance of additional equity securities, this could result in dilution to EMX’s existing shareholders.
The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, there may be a severe impact on the Company's ability to raise additional funds through equity issues.
Uncertainty of Mineral Resource and Mineral Reserve Estimates
Any estimates for the properties in which the Company has a royalty or other interest, including historical estimates, may not be correct. The figures for mineral resources and mineral reserves, or historical estimates, are estimates only and no assurance can be given that the estimated mineral resources and mineral reserves, or historical estimates, will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources.
Competition
EMX competes with many companies that have substantially greater financial and technical resources for project acquisition and development, as well as for the recruitment and retention of qualified employees. Increased competition for royalty interests and resource investments could adversely affect EMX’s ability to acquire additional royalties and other investments in mineral properties.
The mineral exploration and mining businesses are competitive in all phases and many companies are engaged in the acquisition of mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. There has been significant growth in the royalty companies over the last several years and as a result, EMX may be at a competitive disadvantage in acquiring mineral interests, as competitors may have greater financial resources and technical personnel. There can be no assurance that EMX will be able to compete successfully against other companies in acquiring royalty interests.
Return on Investment Risk
Payment of dividends on the Common Shares is within the discretion of EMX’s Board of Directors and will depend upon EMX’s future earnings, cash flows, acquisition capital requirements and financial condition, among other relevant factors. EMX has not,

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(Expressed in U.S. Dollars, except where indicated)
since incorporation, paid any dividends on its Common Shares and has no present intention to pay dividends. Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.
No Assurance of Titles or Borders
The acquisition of the right to explore for and exploit mineral properties is a very detailed and time-consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims and defects could have a material adverse impact on the Company's operations.
Global Trade Risk
EMX is subject to risks arising from global trade uncertainties, including the imposition of tariffs and other trade-related measures by various governments. Although the Company does not directly engage in manufacturing or distribution, our royalty revenues are derived from underlying operators who could be adversely affected by such trade policies. For example, tariffs on imported raw materials or components may increase the operating costs for our partners, disrupt supply chains, or reduce production volumes, which in turn could delay or diminish our royalty payments. The effect of evolving trade policies may exacerbate the uncertainties affecting the operators underlying our assets.
Currency Risks
EMX’s royalty and other interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on EMX’s profitability, results of operations or financial condition. The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of funds available and work conducted.
Insured and Uninsured Risks
In the course of exploration, development and operation of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.
Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and result in the decline in value of the securities of the Company.
Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work for the Company.
Environmental Risks and Hazards
The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Changes in Climate Conditions and Legislation
A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state or provincial, and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.
In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's properties and may require the Company to make additional expenditures to mitigate the impact of such events.
The physical risks of climate change may also have an adverse effect on some of the mining operations. These risks include the following:
•sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce and products from operations to world markets;
•extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snowpack, prolonged drought) have the potential to disrupt mining operations. Extended disruptions to supply lines could result in interruption to production; and
•resource shortages: mining operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at mining operations is likely to be reduced.
There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have a material and adverse effect on the mining operations in which the Company has an interest and their profitability.
Key Personnel Risk
EMX's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations. Further, EMX may experience difficulty in attracting qualified management and technical personnel to efficiently operate its business. EMX is dependent upon the continued availability and commitment of its key management, who contributions to immediate and future operations of EMX are of significant importance.
Conflicts of Interest
In accordance with the corporate laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the Company. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource industry companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.
Passive Foreign Investment Company
U.S. investors in Common Shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) under United States tax laws for the financial year ending December 31, 2024 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder's ownership of Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares.

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(Expressed in U.S. Dollars, except where indicated)
A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders.
For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in United States Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.
Corporate Governance and Public Disclosure Regulations
The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Internal Controls over Financial Reporting
Applicable securities laws require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.
Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.
Any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. While the design of any system of controls is to provide reasonable assurance of the effectiveness of disclosure controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be prevented or detected. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.
A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We may potentially in the future discover, areas of internal control over financial reporting that may require improvement. Whenever such a control deficiency is determined to exist, we could incur significant costs in remediation efforts implementing measures designed to ensure that the control deficiencies contributing to a material weakness are remediated. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, whether as a result of a newly-determined deficiency or because remediation efforts are ongoing, or if our independent auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Information Systems and Cyber Security
The Company's information systems, and those of its counterparties under royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties. The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.
The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures. The Company can provide no assurance that it will not experience any known or unknown material losses relating to cyber-attacks or other data/information security breaches in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
In April 2024, one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in the potential loss of $2,326,000. The Company has launched a full investigation of the event and is pursuing recovery of its funds through all legally available means in order to mitigate the loss amount to the fullest extent possible. As of the date hereof, the investigation remains ongoing.
Any future significant compromise or breach of the Company's data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company's reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Activist Shareholders
Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company's reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company's management and Board, which could have an adverse effect on the Company's business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company's business and future operations. This type of activism can also create uncertainty about the Company's future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company's business, future operations, profitability and the Company's ability to attract and retain qualified personnel.
Reputation Damage
Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it and its Directors, officers and employees are perceived by others, reputational loss could have a material adverse impact on the Company's financial performance, financial condition, cash flows and growth prospects.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Potential Litigation
Potential litigation affecting the properties in which EMX holds its royalty or other interests could have an adverse effect on EMX. Such litigation could be brought by community, indigenous groups or host governments, litigation between joint venture partners or other litigation between operators and original party owners or neighboring property owners. As a royalty or other interest holder, EMX will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX’s securities.
Significant Royalties
The Caserones Royalty, Timok Royalty and Gediktepe Royalties are currently significant to EMX, although as new assets are acquired or move into production, the materiality of each of EMX’s assets will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from Caserones, Timok or Gediktepe or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, sinkholes, pit wall failures, tailings dam failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on EMX’s profitability, financial condition and results of operations. In addition, EMX has no control over operational decisions made by the third-party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of revenue that EMX receives and may have a material and adverse effect on EMX’s profitability, financial condition and results of operations. As these mines mature, EMX can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.
Dependence on Royalty Payments
EMX is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of its relevant royalty properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. EMX’s rights to payment under the royalties must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits EMX’s ability to collect outstanding royalties from property interests upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit EMX’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, a creditor or the operator may seek to terminate the royalty or other agreement or otherwise limit EMX’s recovery in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of EMX’s rights may result in a material and adverse effect on EMX’s profitability, results of operations and financial condition.
Indebtedness
As of December 31, 2024, the Company had 35,000,000 in principal outstanding under the Franco-Nevada Credit Facility. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of royalty and other interest payments). If any of these factors beyond its control arose, the Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Revenue from Royalties
The Company holds royalty interests that allow the mining operator to deduct certain costs, including, but not limited to, marketing and sales charges, sampling, transportation of minerals, refinery or smelter costs, taxes or other incidental and handling costs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of the Company and can significantly impact the revenue the Company may receive on these mineral royalty interests. Increases in costs incurred by the mining operator on permitted cost deductions will likely result in a decline in the revenue received by the Company on these royalty interests and will impact overall revenue of the Company and could result in an adverse effect on the Company.
Material Transactions
EMX is continuously reviewing opportunities to acquire existing royalties, to create new royalty interests, or to acquire companies that hold royalty interests. At any given time, EMX has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to EMX and may involve the issuance of securities by EMX or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired. Additionally, EMX may consider opportunities to restructure its royalties where it believes such a restructuring may provide a long-term benefit to EMX, even if such restructuring may reduce near-term revenues or result in EMX incurring transaction-related costs. EMX may enter into one or more acquisitions, restructurings or other royalty transactions at any time.
Global Financial Conditions
Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults.
Any sudden or rapid destabilization of global economic conditions could negatively impact EMX’s ability, or the ability of the operators of the properties in which EMX holds royalties or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, EMX may be subject to counterparty risk and liquidity risk. EMX is exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold EMX’s cash, (ii) through companies that have payables to EMX, (iii) through EMX’s insurance providers, and (iv) through EMX’s lenders. EMX is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of EMX to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to EMX. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, EMX’s operations could be adversely impacted and the trading price of EMX securities could be adversely affected.
Changes in Tax Legislation and Reviews by Tax Authorities
Changes to, or differing interpretation of, taxation laws or regulations in any of the countries in which EMX’s assets or relevant contracting parties are located could result in some or all of EMX’s profits being subject to additional taxation.
No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in EMX’s profits being subject to additional taxation or which could otherwise have a material adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties or other investments by EMX less attractive to counterparties. Such changes could adversely affect EMX’s ability to acquire new assets or make future investments.
Furthermore, tax authorities in jurisdictions applicable to EMX may periodically conduct reviews of EMX’s tax filings and compliance. Those reviews could result in adverse tax consequences and unexpected financial costs and exposure.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Inability to Add Additional Reserves
The revenue generated by EMX is principally based on the exploitation of mineral reserves on assets underlying the royalty or other interests on which EMX has a royalty or other interest. Mineral reserves are continually being depleted through extraction and the long-term viability of EMX’s asset portfolio depends on the replacement of mineral reserves through new producing assets and increases in mineral reserves on existing producing assets. While EMX may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of mineral resources on properties underlying the asset portfolio. Even in those cases where a significant mineral deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new mineral reserves will be identified to replace or increase the amount of mineral reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional mineral reserves or to replace existing mineral reserves through either the development of existing mineral resources or the acquisition of new mineral producing assets may result in a material and adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX securities.
Anti-Corruption and Anti-Bribery Laws
The Company is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, the Company invests in properties in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the operators of the properties may fail to comply with anti-corruption and anti-bribery laws and regulations. Although the Company does not operate the properties on which it holds a royalty interest, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have an adverse effect on our reputation.
Long-term Investments
The Company is exposed to equity price risk as a result of holding long- term equity investments in other companies, including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments.
Common Shares may be Suspended from Trading
Each of the TSX-V and NYSE American has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the TSX-V or the NYSE American (as the case may be).
TSX-V: The objective of the TSX-V's policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX-V. The policies are designed and administered in a manner consistent with that objective. The TSX-V has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX-V may, at any time, suspend from trading and delist securities if in the opinion of the TSX-V, such action is consistent with the objective noted above or further dealings in the securities on the TSX-V may be prejudicial to the public interest. In addition, the TSX-V may at any time suspend from trading the Common Shares if it is satisfied that the Company has

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
failed to comply with any of the provisions of its listing agreement with the TSX-V or other agreements with the TSX-V, or with any TSX-V requirement or policy.
NYSE American: The NYSE American may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that EMX or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE American listing standards. The NYSE American may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE American contrary to the public interest. Typically, if an issuer or its NYSE American-listed securities fall below the NYSE American's quantitative or qualitative listing criteria, the NYSE American reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE American listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE American without such evaluation or follow-up procedures.
Enforcement of Civil Judgments
A substantial portion of the assets of EMX are located outside of Canada. As a result, it may not be possible for investors in EMX’s securities to collect from EMX judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in EMX’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.
Environmental, Social and Governance Matters
Mining, extraction, processing, exploration and development activities in mining are subject to ESG risks which could have a significant impact on project development, operational performance, reputation and social license to operate. ESG issues at the properties underlying EMX’s assets could have a material and adverse effect on EMX’s profitability, results of operations, financial condition, the trading price of EMX securities and EMX’s reputation.
Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of ESG matters faced by companies, including EMX itself and many of the operators of the properties in which EMX holds an interest. In connection with increased investor focus and additional disclosure, there is the potential for litigation in connection with such disclosure and with underlying ESG-related issues. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm the reputation of EMX.
Supplies, Infrastructure and Employees
Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment and numerous consumables and services, including electricity and carbon-based fuels, in the particular areas where such activities are conducted. A limited supply, access restrictions or escalating prices of such equipment or supplies may affect the availability of such equipment or supplies to the owners and operators of properties in which EMX has a royalty or other interest, and may delay exploration, development or extraction activities. Certain equipment or supplies may not be immediately available, or may require long lead time orders or planning. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the properties in which EMX has a royalty or other interest.
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which EMX has a royalty or other interest. Realized pricing underlying payments in respect of EMX’s diversified interests may differ from benchmark pricing due to product quality differences and transportation costs. From time to time, material differences in price may arise due to transportation bottlenecks or a lack of pipeline capacity. These differentials are expected to be volatile over time and change with market dynamics.
Production from the properties in which EMX holds an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining and oil and gas expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with expertise is key to those operations. Further, relations with employees

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of EMX. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of EMX.
Indigenous Peoples
Various international and national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties, and other principles and considerations relate to the rights of indigenous peoples. EMX holds royalty and other interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. EMX’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which EMX holds a royalty or other interest. This risk exists even where operators have sought to comply with applicable consultation obligations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against EMX or the operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of EMX’s royalty or other interests.
Potential Changes to Mining Legislation in Chile
The Company has a number of properties on which it holds a royalty or other interest located in each of Chile (in particular, Caserones). Chile has recently been experiencing periods of significant political volatility and changes in government. Government bodies and officials in Chile have made a variety of proposals regarding potential changes to mining legislation. The proposals are wide-ranging and have included potential changes in mining policies, royalties, taxation levels, ownership rights and the treatment of local communities.
In Chile, a draft constitution proposed to replace its current text was rejected by Chileans on December 17, 2023, representing the second draft rejected by voters in as many years, with the first having occurred in a national referendum held in September 2022. Drafting of new constitutions and the resulting votes have occurred over a period of political and legislative uncertainty in Chile which began in late 2019 and has been underscored by frequent wide scale public demonstrations demanding, among other things, constitutional, social and legal reforms. While the results of two recent plebiscites appear to confirm the status quo, there is no assurance that there will not be any constitutional or legislative changes in Chile in the future. Any constitutional or legislative changes in Chile that impact management of the country’s natural resources, or labor and social security legislation, among other matters, could affect the Company’s business, financial condition and results of operations in Chile.
On August 10, 2023, Law No. 21,591, also known as the Mining Royalty Law, was published in the Official Gazette of Chile, which eliminated the specific mining tax and established a new mining royalty tax. The new royalty tax comprises two main components: an ad valorem component which is only applicable to larger mining operations meeting certain annual sale thresholds, and a tax levied on mining operating margins. The new law also established maximum tax burdens on mining businesses. While the recent changes to mining taxes and royalties in Chile have no immediately measurable impact on the Company’s business, they do highlight the ability of the government to introduce tax and royalty reforms which could materially affect the Company’s business interests in Chile. Other changes could be considered or proposed in the future, including but not limited to increases to mining or income taxes, new royalties, changes to value added taxes, or increases or removal of maximum tax limits for mining companies. Such changes in the future could affect the Company’s business, financial condition and results of operations in Chile.

General Development of the Business
Three Year History

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Financial Year Ended December 31, 2022
On January 4, 2022, the Company announced results from a completed geochemical survey conducted at EMX's 100% owned Mt Steadman and Yarrol gold projects in central Queensland, Australia. A total of 895 samples were collected, with results including 2.17 ppm gold in a new target area at Mt Steadman. Results from the Yarrol project also delineated several robust gold-in-soil anomalies, as well as a new target area with high levels of cobalt and nickel in rock chip samples.
On January 25, 2022, EMX announced that it had entered into an amendment to extend the term of the Company’s $44,000,000 credit facility (the “Sprott Credit Facility”) with Sprott Private Resource Lending II, LP (“Sprott”) to December 31, 2024 in consideration for the payment of an amount equal to 1.5% of the outstanding principal amount of the Sprott Credit Facility. EMX amended the voluntary prepayment rights under the Sprott Credit Facility to permit the prepayment of up to $10,000,000 of the principal amount of the Sprott Credit Facility at any time on or after June 30, 2023, and was permitted to the prepayment of the remaining principal amount of the Sprott Credit Facility at any time on or after June 30, 2024. EMX had entered into an amendment to the postponement agreement between EMX, Sprott and SSR Mining Inc. (“SSR”) to permit the prepayment of the vendor take-back note ($7,850,000 principal amount owed to SSR) prior to the repayment of the Sprott Credit Facility, provided that no event of default had occurred or was continuing under the Sprott Credit Facility.
On January 26, 2022, EMX, through its subsidiary, Bronco Creek Exploration Inc. (“Bronco Creek”), executed an exploration and option agreement for the sale of the Robber Gulch gold project in Idaho to Ridgeline Exploration Corporation, a wholly-owned subsidiary of Ridgeline Minerals Corp. (“Ridgeline”). The agreement provides EMX with cash payments, share payments, and work commitments during Ridgeline's earn-in period, and upon earn-in, a retained 3.25% NSR royalty interest, annual advance royalty payments, and certain milestone payments. Robber Gulch, located 30 kilometers south of Burley, Idaho, consists of 117 unpatented lode mining claims covering approximately 9.3 square kilometers, is a Carlin-style gold property acquired by EMX in 2019 and then optioned to a third party in 2020 and reverted back to 100% EMX control in Q3, 2021.
On February 10, 2022, EMX, through its subsidiary, Bronco Creek, executed an assignment and assumption agreement as well as a royalty agreement, for the transfer of EMX's Arizona State Exploration Permit, that consists of one State of Arizona Exploration Permit totaling 158 acres and covers a portion of the Parks Salyer copper target, to Cactus 110 LLC, a wholly-owned subsidiary of Arizona Sonoran Copper Company, Inc. The agreements provided EMX with a one-time cash payment for the assignment of its rights under the State of Arizona Exploration Permit, as well as a 1.5% NSR royalty interest, work commitments, annual advance royalty payments, and certain milestone payments.
On February 14, 2022, EMX executed an agreement to sell its Mo-i-Rana volcanogenic massive sulfide project in Norway to Mahvie Minerals AB (“Mahvie”), a private Swedish Company. The agreement provided EMX with a 9.9% equity interest in Mahvie, annual advance royalty payments, 2.5% NSR royalty interests, work commitments, and other considerations. The project was acquired by EMX in 2021, and over 200 mines and prospects are located within the Mo-i-Rana project area.
On February 18, 2022, EMX announced that its wholly owned subsidiary, Bullion Monarch Mining, Inc. (“Bullion”), had reached a settlement with Barrick Gold Corporation (“Barrick”) and Barrick affiliates and subsidiaries (“Barrick Entities”) with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin trend, Nevada. Bullion initiated litigation in 2008 before it was acquired by EMX in 2012. Pursuant to the settlement, Barrick paid Bullion $25,000,000, of which $6,175,000 was owed as payment of the contingency fee to Bullion's Reno, Nevada lawyers.
On April 14, 2022, EMX announced that it acquired an additional 0.3155% Net Smelter Return royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for $25,740,000. Combined with EMX's 0.418% NSR interest acquired in August 2021, EMX owns an effective 0.7335% NSR royalty. To finance the purchase of the additional NSR royalty, EMX agreed to complete a private placement with Franco-Nevada Corporation (“Franco-Nevada”) for gross proceeds to the Company of C$12,580,000. As a result, Franco-Nevada owns approximately 3.5% of the issued and outstanding Common Shares on an undiluted basis. Operated by SCM Minera Lumina Copper Chile SpA (“MLCC”), which is owned by JX Nippon Mining & Metals Corporation (“JX Nippon”), the Caserones open pit mine is developed upon a significant porphyry copper-molybdenum deposit in the Atacama Region of the northern Chilean Andean Cordillera.
On April 20, 2022, EMX announced its strategic investment in purchasing an additional one million shares of Premium Nickel Resources Corporation (“PNR”), a private Canadian company advancing nickel-copper-cobalt and platinum group element projects in Botswana, at $2.00 per share, as part of a $17,500,000 financing completed by PNR. Prior to this purchase, EMX had

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
owned 5,412,702 shares of PNR or 6.3% of the issued and outstanding shares of PNR. Following completion of the purchase, EMX owns 5,704,987 shares of PNR, representing approximately 5% of the issued and outstanding shares of PNR.
On April 29, 2022, the Company granted incentive stock options to acquire an aggregate 1,859,500 Common Shares, exercisable at a price of C$2.56 per share for a period of five years, to officers, directors, employees and consultants of the Company. In addition, EMX also granted an aggregate of 520,000 restricted shares units to acquire Common Shares with a 3-year cliff vesting provision to officers, directors, and key employees of the Company.
On May 24, 2022, EMX, through its subsidiary, Bronco Creek executed an exploration and option agreement for the sale of Richmond Mountain LLC, the owner of the Richmond Mountain gold project to Stallion Gold Corp. (“Stallion”). The agreement provided EMX with cash payments and work commitments during Stallion’s earn-in period, and, upon earn-in, a retained 4% NSR royalty interest, annual advance royalty payments, and certain milestone payments. Richmond Mountain is a Carlin-style gold project located in the Eureka district of central Nevada.
On June 15, 2022, EMX acquired ownership of 7,924,106 common shares of Norra Metals Corp. (“Norra”), representing 7.25% of the outstanding shares of Norra). The new acquisition resulted in EMX having ownership and control over 13,695,106 common shares of Norra (representing 12.53% of Norra’s outstanding common shares). The acquisition was made pursuant to a property sale agreement with Norra executed in December 2018.
In a June 21, 2022 news release, EMX announced drill results from its Hardshell royalty property at a new exploration target named the Peake prospect, which is part of South32 Limited’s (“South32”) Hermosa project in southeast Arizona. EMX retained a 2% NSR royalty on Hardshell that is uncapped and not subject to buy down. Hardshell was organically generated by EMX’s wholly owned subsidiary, Bronco Creek, and optioned in 2015.
On July 5, 2022, Geoff Smith was appointed to the Board of Directors of the Company, EMX also announced that its Board of Directors approved the grant of 100,000 incentive stock options at a price of C$2.45 per share, expiring on July 5, 2027, to Mr. Smith pursuant to the Company's Stock Option Plan.
On July 6, 2022, EMX announced that it had repaid in full the $7,850,000 vendor take back note issued to SSR on October 21, 2021. The total repayment made by EMX, including all principal and interest, was $8,360,000.
On July 13, 2022, EMX announced the achievement of commercial production for oxide gold mineralization at its flagship Gediktepe royalty property in western Türkiye. EMX holds a 10% NSR royalty on oxide gold production at Gediktepe, and operator Polimetal Madencilik Sanayi ve Ticaret A.S., a private Turkish company, informed EMX that it had produced over 10,000 ounces of gold equivalent ounces. Moreover, EMX also owns a 2% NSR royalty on production from an underlying polymetallic copper, zinc, lead and gold deposit. The Gediktepe royalties were acquired by EMX as part of a purchase of a portfolio of royalties from SSR in 2021. In addition to the royalty production payments, EMX was slated to receive cash payments of $4,000,000 upon the first anniversary of commercial production for oxide gold mineralization, $3,000,000 on the date that commercial production commences from the underlying sulfide deposit, and $3,000,000 upon the first anniversary of the commencement of commercial production from the sulfide deposit. Payment of the $4,000,000 was received in Q4 2023.
On July 20, 2022, the Company executed an exploration and option agreement for two projects, the Sagvoll and Sulitjelma polymetallic projects in Norway, with Minco Silver Corporation (“Minco”). The agreement provides EMX with cash payments and work commitments during a one-year option period, and upon exercise of an option on either project, equity stakes in Minco, additional work commitments, advance royalty payments, milestone payments and a 2.5% NSR royalty.
On August 26, 2022, EMX, through its subsidiary, Bronco Creek, executed an option to purchase agreement for the Mesa Well property (the “Mesa Well project”) to Intrepid Metals Corp. (“Intrepid”). The agreement provides EMX with cash and share payments during Intrepid’s earn-in period, and upon earn-in, a retained 2% NSR royalty interest, annual advance royalty payments, and certain milestone payments. The Mesa Well project is covered by State of Arizona exploration leases that were acquired as a result of EMX's southwestern U.S. porphyry copper royalty generation program.
On September 2, 2022, EMX announced it had executed a purchase and sale agreement for a portfolio of royalties with Pediment Gold LLC, a wholly-owned subsidiary of Nevada Exploration Inc. (“NGE”) for $500,000. The portfolio consists of a 2% NSR royalty on NGE's Nevada gold exploration portfolio covering approximately 62.5 square miles in Nevada and includes four district-scale land positions as well as certain other interests.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
On September 9, 2022, EMX announced the receipt of initial royalty production payments from its Gediktepe royalty property in western Türkiye. The payments were received from the months of June and July totaling $1,842,000, inclusive of $281,000 in value added tax for which EMX has credits to recover. The payments were based upon the sales of 4,490 ounces of gold and 23,309 ounces of silver in June and 4,030 ounces of gold and 44,164 ounces of silver in July.
On September 15, 2022, EMX announced the receipt of initial royalty production payments from its Balya North royalty property in western Türkiye. EMX holds an uncapped 4% NSR royalty on metals production from Balya North, a newly commissioned lead-zinc-silver mine in the Balya Mining District of northwestern Türkiye operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş., a private Turkish company (“Esan”).
On October 4, 2022, EMX announced it received a $3,000,000 milestone payment from Arizona Sonoran Copper Company, Inc. for the Parks-Salyer royalty property in Arizona as a result of an agreement signed in February 2022.
Financial Year Ended December 31, 2023
On January 19, 2023, EMX provided an update on advances at the Diablillos royalty property, a high-sulfidation epithermal silver-gold project located in the Puna region of Salta Province, Argentina. The Diablillos silver-gold project was being advanced by AbraSilver Resource Corp. (“AbraSilver”). EMX’s interest in the property consists of a 1% NSR royalty and a pre-production payment.
On February 16, 2023 news release, EMX provided an update on the advancement of its 100% owned Yarrol Project in Queensland, Australia. The Yarrol Project contains zones of gold and copper mineralization in addition to areas with cobalt-enriched manganese oxide mineralization and heavy mineral sands deposits. The analytical results were highlighted by an intercept of 17.8 meters averaging 4.01 g/t gold from 61 meters in drill hole DD22-YA187, intending to confirm the nature of the gold mineralization that have been historically mined and explored at Yarrol.
On March 1, 2023, EMX announced that it had entered into an agreement with Copperhead Mineral AB (“Copperhead”), an unlisted public company in Sweden, to sell its Adak volcanogenic massive sulfide project acquired in 2020 and Åkerberg and Rismyrliden gold projects in Sweden. In consideration therefor, EMX received 600,000 Swedish krona in cash and newly issued shares in Copperhead corresponding to 9.9% of the issued and outstanding shares of Copperhead, annual advance royalty payments, a 2.5% NSR royalty interest on each of the projects, work commitments, and other considerations.
On March 6, 2023, EMX announced that it had entered into an agreement with Kingsrose Mining Limited (“Kingrose”), a publicly traded Australian Stock Exchange (“ASX”) listed company, to sell its Råna battery metal project in Norway acquired in 2022. The agreement provides EMX with cash payments and work commitments during a one-year option period, and upon exercise of the option, EMX will receive additional work commitments, advance royalty payments, milestone payments and a 2.5% NSR royalty on the project.
On March 8, 2023, EMX announced the execution, by its wholly-owned subsidiary, Bronco Creek, of a letter of intent (“LOI”) to sell (i) its portfolio of 14 precious and base metal projects in Idaho, (ii) its Idaho Business Unit, and (iii) its wholly-owned core drilling subsidiary, Scout Drilling LLC, to Scout Discoveries Corp. (“Scout”). The terms of the LOI provided EMX with a 19.9% equity interest in Scout, a retained 3.25% NSR royalty interest on each of the 14 projects, AAR payments, and certain milestone payments as the Portfolio of 14 projects is advanced. The AAR payments and milestone payments are divided into two tiers between advance stage exploration projects and early-stage exploration projects.
On May 2, 2023, EMX announced the execution of an exploration and option agreement for EMX’s Yarrol and Mt Steadman Projects in Queensland, Australia to Many Peaks Gold (“MPG”), a publicly traded ASX listed company (now Many Peaks Minerals Ltd.). Upon execution of the agreement, MPG made a cash payment of $150,000 to EMX and issued 850,000 shares of MPG and 1,000,000 stock options of MPG to EMX, with each stock option being exercisable to acquire one share of MPG at a price of A$0.34 for a period of 36 months from the date of issue. The agreement provides EMX with cash payments, additional equity interests in MPG and work commitments during a fifteen-month option period. Further, EMX will receive AAR payments, royalty interests and other considerations pursuant to the agreement.
On June 19, 2023, EMX executed a binding term sheet with Franco-Nevada for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Under the agreement, Franco-Nevada will contribute 55% (up to $5,500,000), and EMX 45% (up to $4,500,000), towards the royalty acquisitions, with the resulting royalty interests equally split. The initial term is for three years from the signing date, until the maximum contributions totaling $10,000,000 from both companies are met, and

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
the agreement may be extended if mutually agreed. EMX will be responsible for managing all royalty transaction sourcing, asset analysis, due diligence review, contract negotiations and other related acquisition in connection with the acquisition of royalties.
On July 24, 2023, EMX announced the execution of an option agreement with Londo Nickel Limited (“Londo”), a publicly unlisted Australian Company, for EMX’s Flåt and Bamble nickel-copper sulfide projects in Norway. Upon execution of the agreement, Londo made a cash payment of A$30,000 to EMX. The agreement provides EMX with a 2.5% NSR royalty interest on the projects, cash and equity payments, work commitments and other considerations (including AAR and milestone payments).
On August 8, 2023, EMX executed an agreement to add its Mjövattnet and Njuggträskliden nickel-copper-PGE-cobalt projects in Sweden to an existing arrangement with its partner, Kendrick Resources PLC (“Kendrick”), a publicly traded London Stock Exchange listed company. In consideration therefore, EMX would retain a 3% NSR royalty on the projects along with work commitments and AAR payments. In accordance with the agreement, Kendrick would issue to EMX 15,000,000 options exercisable to acquire one share of Kendrick at a strike price of 1.3 pence (GBX) for a period of 60 months from the date of issue, which such stock options will allow EMX to maintain its 8.8% equity interest in Kendrick.
On September 1, 2023, EMX executed an amended and restated royalty agreement for its Timok royalty property (the “Amended Timok Royalty Agreement”) with Zijin (Europe) International Mining Company Ltd., a wholly owned subsidiary of Zijin Mining Group Ltd. (“Zijin”). EMX and Zijin agreed that the Timok royalty would consist of a 0.3625% NSR royalty that was uncapped and could not be repurchased or reduced. As part of the execution of the Amended Timok Royalty Agreement, on September 12, 2023, EMX received $6,676,000, which consisted of $1,590,000 for period of July 2021 to December 2021, $3,200,000 for the 2022 calendar year, and $1,890,000 for the period of January 2023 to June 2023. Going forward, EMX will continue to receive quarterly production royalty payments on an ongoing basis.
On September 11, 2023, the Company granted an aggregate of 1,464,000 incentive stock options, exercisable at a price of C$2.55 per share for a period of five years, to officers, directors, employees and consultants of the Company pursuant to the Company’s Stock Option Plan. In addition, EMX also granted an aggregate of 562,000 restricted shares units with a 3-year cliff vesting provision to officers, directors, and key employees of the Company.
On September 13, 2023, EMX announced the execution of an option agreement with Lumira Energy Ltd. (“Lumira”), a private Australian Company, for the Company’s Copperhole Creek polymetallic project in Queensland, Australia. Upon execution of the agreement, Lumira made a cash payment of A$20,000 to the Corporation to commence an exclusive two-month option period. The agreement provides EMX with a 2.5% NSR royalty interest on the project, cash and equity payments, work commitments and other considerations (including AAR and milestone payments).
On October 2, 2023, EMX provided an update for EMX’s Hardshell royalty property. The drill results from the Peake prospect, which is partially covered by the Hardshell royalty, included the best intercept to date in hole HDS-813. The Hermosa project is the first mining project given FAST-41 status by the US Federal Permitting Improvement Steering Council to facilitate the potential to supply designated critical minerals as reported by South32.
On November 9, 2023, EMX received $357,000 in Q3 royalty from Balya North royalty property in Türkiye, which is operated by Esan. The payment was markedly higher than any previous payment and reflected another quarter of accelerating production at Balya North.
On December 19, 2023, EMX made the early repayment of $10,000,000 toward the principal amount of the Sprott Credit Facility with the remaining principal amount of $34,660,000 due to be repaid by December 31, 2024.
Financial Year Ended December 31, 2024
On January 3, 2024, EMX announced the execution of an option agreement with Lumira for the Company’s Savgoll and Meråker projects in Norway. The agreement provides EMX with 2.5% NSR royalty interests, AAR and equity payments, work commitments and other considerations.
On January 30, 2024, EMX announced the execution of a purchase agreement with Aurora Exploration OY (“Aurora”), a private Finnish company, for Aurora’s 1% NSR royalty interest covering the Mustajärvi gold project in Finland. As consideration for the royalty, EMX paid Aurora $80,000 and issued 30,000 Common Shares to Aurora.
On February 7, 2024, EMX announced that it had received approval from the TSX-V to implement a normal course issuer bid (the “NCIB”). Under the NCIB, the Company was permitted to purchase for cancellation up to 5,000,000 Common Shares for a period

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
from February 13, 2024 to February 12, 2025. On April 12, 2024, the Company entered into an automatic share purchase plan with its broker in order to facilitate repurchases of EMX’s Common Shares under the NCIB. Purchases made pursuant to the automatic share purchase plan were made by the Company’s broker based upon the parameters set by the Company in accordance with the rules of the TSX-V, NYSE American, applicable law and the terms of the written agreement between the Company and the broker. Under the automatic share purchase plan, the broker was permitted to purchase Common Shares under the NCIB when the Company would ordinarily not be permitted to make purchases, whether due to regulatory restrictions or customary self-imposed blackout periods. Pursuant to the NCIB, the Company repurchased and cancelled all of the 5,000,000 Common Shares allowed under the NCIB. The weighted average price paid for such Common Shares was US$1.65 per Common Shares.
On February 29, 2024, EMX announced that it had acquired an additional 2.737% ownership in the underlying Caserones royalty holder, Sociedad Legal Minera California Una de la Sierra Peña Negra for cash consideration of $4,742,000 pursuant to an agreement with Franco-Nevada. The acquisition provides EMX with a further 0.0531% (effective) NSR royalty interest in the Caserones property, increasing the Company’s NSR royalty interest to 0.8306%.
On April 29, 2024, Mr. Dawson Brisco and Mr. Chris Wright were appointed to the Board of Directors of the Company.
On May 13, 2024, EMX announced that in April 2024, the Company became aware that one of its subsidiaries in Türkiye was the subject of a cyber event resulting in a potential loss of up to $2,326,000. The Company launched a full investigation of the event and is pursuing recovery of its funds through all legally available means, in order to mitigate the loss amount to the fullest extent possible. Subsequent to the cyber event, the Company has evaluated its cyber security risk profile in response, and has addressed the issues, including personnel and operational changes in Türkiye and bolstering existing controls throughout the organization. An extensive investigation by a reputable third party security firm yielded that there was no intrusion into EMX systems nor its network in its findings. The Company continues to closely monitor its cyber security policies and has confirmed its cyber incident response protocols are effective. Consistent with industry standards, the Company will continue to modify or enhance protective measures going forward
On June 19, 2024, the Company entered into a credit agreement (the “Franco-Nevada Credit Agreement”) with a wholly-owned subsidiary of Franco-Nevada to borrow $35 million (the “Franco-Nevada Credit Facility”). On August 9, 2024, EMX announced that it had successfully completed the closing and draw-down of the Franco-Nevada Credit Facility. The Company used the proceeds of the Franco-Nevada Credit Facility to repay the $34.42 million outstanding balance of the Sprott Credit Facility (such that there is no continuing obligation under the Sprott Credit Facility), pay the lender a commitment fee equal to 1% of the principal amount of the Franco-Nevada Credit Facility and for general working capital purposes. The Franco-Nevada Credit Facility is structured as a $35 million senior secured term loan facility which matures on July 1, 2029. Interest is payable monthly at a rate equal to the three-month SOFR (i.e. Secured Overnight Financing Rate) plus the applicable margin based on the ratio of the Company’s net debt to adjusted EBITDA, adjusted quarterly. During each year, up to $10 million of the Franco-Nevada Credit Facility may be voluntarily repaid without penalty, on a cumulative basis The Franco-Nevada Credit Facility is secured by a general security agreement over the assets of EMX and share pledges by certain of EMX’s subsidiaries, with the lender retaining the ability, at any time, to designate certain material subsidiaries of EMX to be guarantors of the Franco-Nevada Credit Facility and provide similar security. Certain covenants under the Franco-Nevada Credit Agreement, including restrictions on incurring indebtedness and encumbrances, apply to the Company and its subsidiaries.
On June 24, 2024, the Company granted incentive stock options to acquire an aggregate of 1,442,400 Common Shares, exercisable at a price of C$2.47 per share for a period of five years, to officers, directors, employees and consultants of the Company. EMX also granted an aggregate of 647,000 restricted shares units with performance criteria with a three-year cliff vesting provision to officers, directors, and key employees of the Company. Each restricted share unit with performance criteria entitle the holder to acquire, for nil cost, between zero and 1.5 Common Shares, subject to the achievement of performance conditions relating to the Company’s total shareholder return, and certain operational milestones. In addition, the Company also granted an aggregate of 132,000 restricted share units with no performance criteria to certain employees and consultants. Such restricted share units will vest in three equal tranches over a three-year period with the first, second and third tranches vesting on the first, second and third anniversary of the date of grant, respectively. Each of these restricted share units entitles the holder to acquire, for nil cost, one Common Share.
On June 28, 2024, EMX announced the publication of its inaugural Sustainability Report for 2023. The report provides information on the Company’s key ESG initiatives, reviews performance metrics, identifies improvement areas, and sets future targets.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
On August 6, 2024, EMX entered into an exploration and option agreement for its Sulitjelma polymetallic project in Norway with Alpha Future Funds S.C.S, a private Luxembourg based company (“Alpha”). The agreement provides EMX with a cash payment and work commitments during a one-year option period, and upon exercise of the option, EMX will receive additional deferred option payments, AAR payments, milestone payments and a 2% NSR royalty.
On September 18, 2024, EMX announced the appointment of Mr. Stefan L. Wenger as Chief Financial Officer of the Company, effective October 1, 2024. As part of his appointment, Mr. Wenger was granted incentive stock options to acquire an aggregate of 50,000 Common Shares, which such incentive stock options vested on the date of grant and are exercisable at a price of C$2.41 per share for a period of five years, and 50,000 restricted shares units that will vest 12 months from the grant date. In addition, the Company announced that Mr. Douglas Reed, EMX’s previous Chief Financial Officer, had transitioned to become EMX’s Chief Accounting Officer, and Mr. Ryan Hindmarch, EMX’s previous Corporate Controller, had transitioned to become the Director of Finance of the Company.
On October 31, 2024, EMX announced that the operator of the Viscaria copper-iron-silver project in Northern Sweden, where EMX holds a royalty interest, recently published new exploration results that appeared to include discoveries of multiple new bodies of mineralization. However, EMX does not yet know whether such exploration efforts will be successful and become material to EMX.
On October 31, 2024, EMX entered into an exploration and option agreement for its Yarrol, Mt Steadman and Queensland Gold projects with Mila Resources PLC (“Mila”), a London Stock Exchange listed company. The agreement provides EMX with a cash payment, warrants to purchase shares of Mila and work commitments during a one-year option period, and upon exercise of the option, EMX will receive additional cash payments, equity in Mila, AAR payments, milestone payments and a 2.5% NSR royalty.
Recent Developments
On January 6, 2025, EMX announced that it had entered into a royalty agreement with Minera Pampa de Cobre S.A.C. (“MPC”), a Peruvian company focused on restarting production at the Chapi copper mine located in Peru (the “Chapi Mine”). MPC is owned indirectly by a privately held Canadian company, Quilla Resources Inc. (“Quilla”). Pursuant to the terms of the agreement, EMX could acquire up to a 2% NSR royalty on minerals produced from the approximately 26,000 hectare property owned by MPC (the “Property Royalty”), as well as up to a 2% NSR royalty from any minerals that are produced from outside such area, but that are processed at the Chapi Mine processing facilities (the “Facilities Royalty”). The agreement also includes a two-kilometer area of interest around the Property Royalty area, and any property acquired by MPC within this area of interest will also be subject to an up to 2% NSR royalty (the “AOI Royalty”). As consideration for the acquisition of the first 1% NSR interests, EMX paid MPC $3,000,000. A second 1% NSR interest could be acquired by EMX, at the election of MPC, for an additional $7,000,000 until February 28, 2025. On February 3, 2025, EMX announced in a news release that it had acquired the additional 1% NSR royalty interest on the Chapi Mine for $7,000,000. The Property Royalty is perpetual and cannot be reduced. The Facilities Royalty and the AOI Royalty will be reduced by half (to a 1% NSR, depending on the MPC election) on July 1, 2034. EMX’s right to receive royalty payments will be secured by a guarantee from Quilla, and by various personal property and real property security instruments in Peru. EMX’s security interest will be subordinated to those of Hartree Partners, LP (“Hartree”), acting as first lien lender to MPC and Quilla, in accordance with an intercreditor agreement among EMX, Hartree, MPC and Quilla.
On January 7, 2025, EMX announced that it and Franco-Nevada had purchased a 1.25% NSR royalty covering all minerals produced from the Urasar gold-copper project in northern Armenia, which is wholly owned and being advanced by Hayasa Metals Inc. (“Hayasa”). In exchange for the royalty, EMX and Franco-Nevada will pay Hayasa a combined $1,000,000 (with EMX contributing $450,000 and Franco-Nevada contributing $550,000). The 1.25% NSR will be shared evenly between EMX and Franco-Nevada (i.e. each company will receive a 0.625% NSR interest). In addition, EMX and Franco-Nevada received 500,000 share purchase warrants of Hayasa, each being exercisable on a one-for-one basis for common shares of Hayasa within a period of 18 months at a strike price of C$0.22 per share (EMX and Franco-Nevada will each receive 250,000 of the share purchase warrants). As part of the transaction, EMX and Franco-Nevada will have a right of first refusal in respect of any royalty, stream or similar interest on Urasar.
On January 8, 2025, EMX announced that it had executed four separate option agreements with Pacific Ridge Exploration Ltd. (“Pacific Ridge”) for the Ripsey West, Royston, Red Star and Mineral Hill projects located in Arizona, Nevada, Utah and Wyoming, respectively. The agreements provide EMX with cash payments, an equity stake in Pacific Ridge and required work

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
commitments on the projects during the earn-in period, and, upon earn-in for a give project, a 3% NSR royalty, AAR payments and milestone payments.
On February 4, 2025, EMX announced that Chris Wright, a director of the Company, had resigned from the Board of Directors of the Company following his confirmation by the U.S. Senate as U.S. Secretary of Energy under President Donald Trump.

Mineral Properties
Introduction
EMX has been generating exploration projects for over 23 years and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. EMX has built a portfolio of precious metals, base metals, battery metals, and palladium-platinum royalty and mineral property interests that includes over 250 projects and spans six continents. These assets provide revenue streams to the Company from royalty payments, pre-production payments, and equity issuances while maintaining exposure to development and exploration upside optionality as projects are advanced by the operators and partners.
EMX supplements mineral property revenue streams and value creation by making strategic investments in undervalued companies or projects, with exit strategies that can include royalty positions, equity sales, or a combination of both. The Company's royalty, royalty generation, and strategic investment portfolio mainly consists of properties in North America, Latin America, Europe, Türkiye, Africa, and Australia.
The following disclosure has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates have been prepared in accordance with NI 43-101 and CIM Definition Standards.
EMX’s Royalty and Mineral Property Portfolio:

Mineral Properties Overview
EMX's royalty interests in the Gediktepe Mine in Türkiye, the Timok Project in Serbia and the Caserones Mine in Chile are material to the Company in this AIF for the purposes of NI 43-101 (see section “Technical Information” below). Other property descriptions are included in this AIF, but the Company does not consider that individually these properties are material at this time for the purposes of NI 43-101. All of the Company's properties that have been optioned or sold include provisions for EMX

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
royalty interests. Many of these properties provide milestone payments and AMR or AAR payments that generate early revenue streams to EMX's benefit prior to production.
General comments regarding the following discussion of Mineral Properties are:
•The Company's, as well as its partners', exploration programs have been conducted in accordance with industry standard best practice guidelines. Exploration samples are securely submitted to independent, internationally certified laboratories (e.g., ISO) for preparation, assaying, and geochemical analysis. Routine QA/QC analysis is performed by EMX, including the utilization of certified reference materials, blanks, and duplicate samples.
•Reference made to nearby mines and mineral deposits in similar geologic settings provides context for EMX's properties, but this is not necessarily indicative that the Company's properties host similar mineralization.
An overview of EMX's producing royalties, advanced royalties, exploration royalties, royalty generation projects, and strategic investments are included in the following sections. In addition, Appendix A to this AIF includes a comprehensive table of EMX's royalty assets, and Appendix B to this AIF summarizes mineral resource and mineral reserve statements for certain royalty assets.
Key Producing Royalty Updates
Caserones, Chile - Copper and Molybdenum - Effective 0.8306% NSR                 Lundin Mining Corporation
The Caserones open pit mine is developed on a porphyry copper-molybdenum deposit in the Atacama Region of Chile’s Andean Cordillera and is operated by Lundin. In Q1 2024, EMX acquired an additional 0.0531% (effective) NSR royalty interest in the Caserones property, increasing the Company’s NSR royalty interest from 0.7775% to 0.8306%, for cash consideration of $4,742,000 pursuant to an agreement with Franco-Nevada. In Q3 2024 Lundin increased its interest from 51% to 70% of equity ownership in SCM Mineral Lumina Copper Chile, which owns the Caserones Mine, by purchasing an additional 19% interest from JX Advanced Metals Corporation ("JX") for $350 million (the “Caserones Option Exercise”). EMX's NSR royalty interest covers the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totaling approximately 17,000 hectares.
The Company’s effective share of the royalty revenue in Caserones totaled $9,263,000 for the year ended December 31, 2024. The Company's effective royalty distribution totaled $6,772,000 for the year ended December 31, 2024. These payments were based upon copper and molybdenum mine production between Q4 2023 and Q3 2024. These royalty distribution payments to EMX were after payment of Chilean taxes of approximately 27%.
Subsequent to December 31, 2024, the mineral resources and mineral reserves were updated to year-end 2024 by Lundin as given below (see Lundin February Release and Lundin AIF for the Year Ended 2024):

Caserones Mineral Resource Statement, Effective December 31, 2024
		Grade		Contained Metal
	Ktonnes	Cu%	Mo%	Cu Kt	Mo Kt
Measured	376,427	0.33	0.01	1,254	42
Indicated	958,390	0.26	0.01	2,463	104
Meas+Ind	1,334,817	0.28	0.01	3,717	145
Inferred	116,466	0.22	0.01	256	12
Notes:
1.Totals may not sum correctly due to rounding.
2.Resource metal price assumption of $4.43/lb copper.
3.Open pit mineral resources are reported within a conceptual pit shell.
4.Open pit cut-off grades of 0.13% Cu for the concentrator and 0.08% Cu for the dump leach.
5.Mineral resources are inclusive of mineral reserves.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

Caserones Mineral Reserve Statement, effective December 31, 2024
		Grade		Contained Metal
	Ktonnes	Cu%	Mo%	Cu Kt	Mo Kt
Proven	362,249	0.33	0.01	1,197	40
Probable	522,057	0.27	0.01	1,405	53
Total P+P	884,306	0.29	0.01	2,602	93
Notes:
1.Totals may not sum correctly due to rounding.
2.Reserve metal price assumption of $3.85/lb copper.
3.Mineral Reserves are estimated using open pit discard NSR cut-off values of:
a.$11.08/t for ore processed via concentrating and
b.$2.98/t for ore delivered to the heap leach and SX/EW processing.
The Caserones mineral resources and mineral reserves given above are presented on a 100% basis. According to Lundin, the mineral resources and mineral reserves were down marginally year over year due to depletion and updated cost inputs, which were partially offset by higher metal price forecasts.
Caserones produced 124,761 tonnes of copper and 3,183 tonnes of molybdenum in 2024 (see Lundin January Release). Also in the Lundin January Release, Lundin provided 2025-2027 copper production guidance for Caserones, which included 115,000 – 125,000 tonnes of copper for 2025, 130,000 – 140,000 tonnes of copper for 2026, and 105,000 – 115,000 tonnes of copper for 2027. Lundin also announced that 2025 exploration at Caserones will consist of geophysical surveys and 18,000 meters of drilling to define higher grade breccia zones in the open pit, as well as to test the sulfide potential at the Angelica prospect (see Lundin January Release). The total planned 2025 exploration expenditures are approximately $22.3 million (see Lundin AIF).
Additional Information for the Caserones Royalty is included in the Technical Information section and Appendix B of this AIF.
Timok, Serbia - Copper and Gold - 0.3625% NSR                      Zijin Mining Corporation
The 0.3625% NSR royalty on the Timok Royalty property is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit and is uncapped and cannot be repurchased or reduced. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the “Upper Zone”, and a deeper body of porphyry-style copper-gold mineralization known as the “Lower Zone”. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine. Zijin is currently producing copper and gold from the Upper Zone deposit at Cukaru Peki, while concurrently developing the Lower Zone. EMX’s royalty covers both the Upper and Lower Zones.
EMX earned $5,216,000 in royalty revenue from the Timok royalty property during the year ended December 31, 2024.
Highlighted by additional disclosures Zijin made in their 2024 Interim Report, which was released on September 27, 2024, Zijin reported markedly increased levels of copper and gold production at Timok in the first half of 2024 from Timok’s Cukaru Peki Mine. On page 7 of its 2024 Interim Report, Zijin also stated that the combined Serbia Zijin Copper and Serbia Zijin Mining projects (which includes Zijin’s Bor operations as well as the Cukaru Peki Mine) now have a capacity to produce 450,000 tonnes of copper on an annual basis.
Zijin has previously announced that the throughput of its processing plant at Cukaru Peki is being expanded from 12,000 tonnes per day to 15,000 tonnes per day. The expansion of capacity and production at Cukaru Peki is part of an ongoing effort by Zijin to de-bottleneck its operations in Serbia, and by doing so, will unlock additional potential in the greater district. In addition to the ongoing production from the Upper Zone at Cukaru Peki, Zijin is also working to develop the underlying Lower Zone porphyry copper-gold deposit. The Lower Zone at Cukaru Peki will be developed through block caving.
Zijin also highlighted a recently discovered exploration target south of the Cukaru Peki mine and within EMX’s royalty footprint. Analysis of recent satellite imagery over the Brestovac license, which contains the Cukaru Peki Mine and is covered by EMX's royalty, shows substantial development of new drill pads with numerous drill rigs visible in the images in the southeast corner of the license.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Additional information for the Timok Royalty is included in the Technical Information section of this AIF as well as in Appendix B.
Gediktepe, Türkiye - Gold and Polymetallic - 10% NSR on oxide zone and 2% NSR on sulphide zone ACG Metals Corporation
The Gediktepe volcanogenic massive sulfide ("VMS") polymetallic deposit is located in western Türkiye. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the “oxide zone” (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the “sulfide zone” (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces.
EMX earned $11,954,000 in royalty revenue from the Gediktepe Mine for the year ended December 31, 2024. The royalty revenue for Q4 2024 represented the highest since commencement of production, and resulted from higher mine production rates (especially during the months of September and October) and increasing precious metal prices. Q4 2024 also saw a marked increase in the gold grades of materials mined, which should also positively impact revenues in Q1 2025 as those materials continue to be leached.
In Q3 2024, ACG Metals Ltd. (“ACG”), a London Stock Exchange listed company, completed its acquisition of the Gediktepe Mine from Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), the previous operator. The acquisition closed on September 3, 2024 with ACG making an $84,000,000 payment to Lidya and granting Lidya a 30% interest in ACG. ACG also committed to providing funding for the construction of the sulfide expansion project at Gediktepe in addition to other considerations. Additionally, in Q4 2024, ACG announced the completion of a $200 million bond placement. The funds will be used for the development of the sulfide project.
Additional information for the Gediktepe Royalties is included in the Technical Information section of this AIF as well as in Appendix B.
Leeville, USA - Gold - 1.0% GSR                                      Nevada Gold Mines
The Leeville 1% gross smelter return (“GSR”) royalty covers portions of West Leeville, Carlin East, Four Corners, Turf, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture. Leeville Royalty property mineral resource and mineral reserve estimates, as well as life of mine plans, are not available to EMX from operator NGM.
EMX earned $4,264,000 in royalty revenue from Leeville during the year ended December 31, 2024. The Leeville Royalty payments for 2024 were the highest since EMX’s acquisition of the Leeville Royalty in 2012 due to a combination of strong production (1,810 oz Au) and robust gold prices (approximately $2,000-$2,700/oz Au).
Sisorta, Türkiye - Gold - 3.5% - 5.0% NSR & other payments                         Bahar Madencilik
The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti (“Bahar”), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR royalty on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing.
EMX received notification that initial gold production occurred in 2024. Bahar reported the production and sale of 10,844 ounces of gold and 11,388 ounces of silver from Sisorta between September and December of 2024. EMX was credited with $981,000 in royalty payments for 2024, 80% of which were directed toward repayment of advance royalty payments received between 2017 and 2023, with a remaining payment of $196,000 recorded as royalty revenue in 2024. Mine production is currently halted during the winter season, and is expected to resume in the spring.
Other Producing Royalties
EMX earned $1,141,000 from Balya and $475,000 from Gold Bar South for the year ended December 31, 2024 (2023 - $968,000 and $270,000, respectively). For information related to the Balya and Gold Bar South royalty properties see the "Results from Operations" section in the Company’s MD&A for the year ended December 31, 2024.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Advanced Royalty Updates
Chapi, Peru - Copper - 2.0% NSR - Development and Mine Restart                  Quilla Resources Inc.
EMX acquired a 1% NSR royalty on the Chapi copper mine property in southern Peru from MPC in December 2024 for $3,000,000. MPC is owned indirectly by Quilla Resources Inc., a privately held Canadian company. Subsequent to year-end, a second 1% NSR royalty interest was acquired by EMX for an additional $7,000,000. EMX's 2% NSR royalty covers minerals produced from the approximately 26,000 hectare Chapi property owned by MPC, as well as from any minerals produced from outside the royalty property area, but that are processed at the Chapi Mine processing facilities. The 2% NSR royalty also includes a two-kilometer area of interest around the Chapi property.
The Chapi Mine lies between, and directly along trend from some of the world’s largest producing porphyry copper deposits within the Paleocene-Eocene Cu-Mo porphyry belt of southern Peru. The deposits at Chapi are comprised of sandstone-hosted copper mineralized mantos, partially oxidized and secondarily enriched, that are related to a series of porphyry intrusions.
Between 2006 and 2012, the Chapi Mine produced approximately 5,000 to 8,500 tonnes per annum, initially of copper sulphates from open-pit and underground mining and heap leaching, and subsequently copper cathodes from open-pit mining, heap leaching, and SX-EW processing. The grades mined during 2006-2012 were reported as 0.59% - 1.04% copper. The operations were halted in 2012 due to declining copper prices and operational challenges mainly related to insufficient ore control on materials delivered to the leach pads.
Quilla’s near-term plan is to restart Chapi Mine operations utilizing the SX-EW process circuit which is designed to produce a nominal 10,000 tonnes per annum of copper cathode. The restart plan is contingent on additional drilling and metallurgical test work, updated resource and reserve modelling, rehabilitation of the mining and leach-processing infrastructure, and updated environmental and other permits. Quilla and MPC have raised the necessary capital to complete the Chapi restart program, and anticipate initial production in the fist half of 2026.
Diablillos, Argentina - Silver and Gold - 1.0% NSR - Resource Development             AbraSilver Resource Corp.
Diablillos is a PFS level high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resources Corp. ("AbraSilver"). There are multiple open pit resource/reserve stage deposits (e.g., Oculto and JAC), as well as prospective exploration targets that occur across the property.
In Q2 2024, AbraSilver filed an amended and restated PFS for the Diablillos project which included open pit oxide proven and probable mineral reserves of 42,294 Ktonnes averaging 91 g/t silver (123,480 Koz Ag contained) and 0.81 g/t gold (1,107 Koz Au contained). Based upon these mineral reserves, an updated PFS was announced in Q4 2024 with a $747 million after-tax NPV discounted at 5% per annum, 27.6% internal rate or return, and two year payback period. Average annual production over a 14-year LOM is comprised of 7.6 million ounces silver and 72 thousand ounces gold, with average annual production over the first five years of full mine production comprised of 11.7 million ounces silver and 59 thousand ounces gold. The technical report supporting the updated PFS and the December 3, 2024 news release was filed on January 17, 2025 and is available under AbraSilver’s profile on SEDAR+ at www.sedarplus.ca. AbraSilver expects that a Feasibility Study ("FS") will be completed in H1 2026.
EMX is due to receive at $7,000,000 property payment from AbraSilver in 2025.
Subsequent to the year ended December 31, 2024, AbraSilver completed C$58,500,000 in financings, including a C$30,000,000 public offering and a C$28,544,000 private placement for the purpose of advancing the Diablillos project.
For more information on the Diablillos project visit AbraSilver's website www.abrasilver.com.
Berenguela, Peru - Silver and Gold - 1.0% - 1.25% NSR - Resource Development                 Aftermath Silver Ltd.
The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd (“Aftermath”; TSX-V: AAG). Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR. EMX's sliding scale royalty interest and earn-in payments (i.e., totaling $8,750,000) were acquired in 2021 as part of EMX's SSR royalty portfolio transaction.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
During 2024, Aftermath reported positive results from metallurgical test work, commenced an in-fill and exploration drill program, and raised approximately C$18,850,000 to be used to further advance the Berenguela project. In December 2024, EMX received $2,900,000 from Aftermath as an early repayment for a $3,000,000 earn-in payment originally due on May 15, 2025. The final repayment of $3,250,000 is to be made in November 2026.
Viscaria, Sweden - Copper and Iron - 0.5% - 1.0% NSR - Development Permitting               Gruvaktiebolaget Viscaria
EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Gruvaktiebolaget Viscaria, formerly Copperstone Resources AB (“Viscaria”). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX’s royalty footprint.
In 2024 Viscaria continued to advance its permitting and project engineering work in advance of mine development and production. As a significant development, the Land and Environmental Court of Appeal in Sweden announced in early December that it “will not grant leave to appeal” regarding appeals of Viscaria's land allocation for the Viscaria project. According to Viscaria, this means that the land designation is now final, although the Supreme Court in Sweden granted the Gabna Sami village an extension to develop the grounds for a further appeal through December 27, 2024.
Viscaria also announced on December 13 that it will present its FS for the project in April of 2025. During the winter, Viscaria expects to complete an additional 20,000 meters of exploration drilling. This will build upon what Viscaria reported as “exceptional exploration results” in its news release dated September 24, 2024, summarizing recent exploration efforts. Those results appear to confirm the continuation of mineralization to depths of up to 600 meters below the currently defined mineral resources. However, EMX does not yet know whether such exploration efforts will be successful and become material to EMX.
Parks/Salyer, USA - Copper - 0.5% NSR - Resource Development             Arizona Sonoran Copper Company
EMX’s Parks/Salyer royalty property is located approximately one kilometer southwest of the historical Sacaton copper mine in central Arizona and is operated by Arizona Sonoran Copper Company, Inc. (“ASCU"). The Parks/Salyer deposit (now extended to include mineralization at Mainspring to the south), together with Cactus East & West and historical stockpiles, are collectively known as the Cactus Project. EMX retains a 0.5% NSR royalty covering 158 acres of the northeastern portion of the Parks/Salyer project.
In 2024, ASCU announced an updated mineral resource estimate (“MRE”) and rescoped PEA for the Cactus Project that fully rescoped and replaced a PFS disclosed earlier in 2024. The updated MRE established Parks/Salyer (partially covered by EMX’s royalty) and MainSpring (not covered by EMX’s royalty) as one continuous deposit, which together are now termed as “Parks/Salyer” by ASCU.
ASCU has recently (i.e., Q4 2024 and Q1 2025) raised C$59.2 million from bought deal financings and private placements to advance the Cactus Project. In December 2024, ASCU elected to exercise its right to buy down the EMX's NSR royalty rate from 1.5% to 0.5% for cash consideration of $500,000 paid to the Company.
For more information on the Cactus Project visit ASCU's website www.arizonasonoran.com.
Yenipazar, Türkiye - Polmetallic - 6% - 10% NPI - Resource Development                  Virtus Mining Ltd.
EMX holds a 6% NPI royalty over the Yenipazar polymetallic (Cu-Pb-Zn-Au-Ag) deposit in Türkiye. The NPI royalty increases to 10% once $165 million in revenue has been received by EMX. The Yenipazar NPI Royalty was acquired in 2021 as part of the SSR royalty portfolio transaction. Yenipazar is owned by Aldridge Madencilik A.Ş, a subsidiary of a private Netherlands-based company, Virtus Mining Ltd (“Virtus”). In May of 2024, 70% of Virtus was sold to CVK Madencilik, a diversified Turkish mining company, for $159 million in cash plus additional considerations.
Additional deferred payments of up to $34 million could be made by EMX to SSR in consideration for the NPI royalty. These deferred payments include: (i) $2,000,000 in EMX common shares on the commencement of construction of a mill; (ii) $2,000,000 in EMX common shares on the commencement of commercial production; (iii) $15,000,000 in cash, payable when EMX has received $10,000,000 in NPI payments; and (iv) $15,000,000 in cash, payable when EMX has received a second $10,000,000 in NPI payments.

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(Expressed in U.S. Dollars, except where indicated)
Other Advanced Royalties
See www.emxroyalty.com for information on the Kaukua, Challacollo, San Marcial, and Tartan Lake advanced royalty properties.
Exploration Royalty Updates
Hardshell, USA - 2% NSR & AMR payments                                  South32 Limited
South32 continued to advance its Hermosa property, which includes EMX’s Hardshell royalty (2% NSR) property. South32 invested $24 million in exploration at Hermosa during its 2024 financial year, returning high-grade copper and zinc drill results from Peake (which is partially covered by EMX's Hardshell royalty) and Flux, respectively. South32 expects to invest $35 million during its 2025 financial year to conduct further exploration to test the potential for a continuous system connecting the Taylor $2.16 billion CRD lead-zinc-silver development project and copper enriched mineralization at Peake.
For more information on the Hermosa project and Peake prospect, visit South32's website www.south32.net.
Swift & Selena, USA - 3.25% NSR, AMR and Milestone payments                 Ridgeline Minerals Corp.
Ridgeline continued to advance the Swift and Selena exploration royalty projects in Nevada. The Swift gold project, which is under an operating and earn-in agreement with Nevada Gold Mines, returned the first high-grade gold Carlin-type drill intercept during 2024. In Q3 2024, Ridgeline entered into an earn-in agreement for the Selena CRD/skarn project with South32. Ridgeline estimates that $4,000,000 in exploration expenditures were funded by NGM and South32 in 2024.
Scout Discoveries Corp. Projects, USA - 3.25% NSR & other payments                  Scout Discoveries Corp.
EMX optioned a portfolio of Idaho precious and base metal projects in 2023 to Scout, a privately owned Idaho based company, for retained royalty (3.25% NSR) and equity interest in Scout, as well as AAR and milestone payments. The portfolio consists of exploration prospects to drill-ready projects, and in aggregate represents one of the largest unpatented claim holdings in the state. In 2024, Scout raised $13,750,000 to fund its exploration programs, notably the flagship Cuddy Mountain porphyry copper project, and for general working capital. Subsequent to the last financing completed in December at $1.00 per share, EMX currently owns 3,593,910 Scout shares representing 11.15% of the issued and outstanding common shares.
Refer to Appendix A to this AIF for a comprehensive table of EMX's royalty assets, and Appendix B to this AIF for summaries of mineral resource and mineral reserve statements and historical estimates of mineral reserves and resources for certain royalty assets.
Royalty Generation Updates
EMX continues to execute its generative programs to build long term value and organically create royalties at low cost. These programs also lead to recognition of other investment and royalty purchase opportunities in the jurisdictions in which we work. The Company’s generative programs and the resulting scope and scale of the organic early-stage royalty portfolio help distinguish EMX from its royalty company peers.
During 2024, the Company also completed 15 partnerships (2023 - 20 partnerships) from the portfolio. Over the course of 2024 the Company's total properties had a net decrease of 35, comprised of exploration royalties and generative properties. The reduction in total properties was a result of the Company's effort to streamline property holding costs and exploration activities along with the lack of available capital for junior exploration partners, and the shutting down of the exploration alliance with South32. EMX's partners directly spent approximately $31,491,000 (2023 - $39,373,000) in exploration on the partnered projects. These expenditures exclude amounts spent by partners on some of the advanced royalty properties (e.g., Diablillos).
In the U.S., EMX’s generative portfolio were advanced through partner funded work programs that totaled more than $16,300,000 in expenditures, including eleven drill programs. Highlights include initial and follow up drill programs completed by Kennecott at Copper King, South32 at Copper Springs, Nevada Gold Mines at Swift, and Scout at Erickson Ridge, South Oro Grande, and Robber Gulch, as well as ongoing programs at Parks-Sayler by Arizona Sonoran Copper Company, and Hardshell by South32. Several new copper porphyry targets were acquired as part of the Company's ongoing generative programs. In order to reduce costs, EMX's dropped low priority royalty generation projects and reduced land positions during the year.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
In Canada and Chile, little advancement was made with the portfolios as partners struggled with funding due to poor market conditions for junior explorers. As a result, EMX regained 100% control of a number of projects, especially in Chile. In 2024 and going into 2025, EMX is in discussions with multiple groups to partner available projects, reduce holding costs, and add new royalties and revenue streams.
EMX also continued its royalty generation programs in other parts of the world, including Fennoscandia, the Balkan countries, Türkiye, Morocco and Australia. Notably, substantial progress was made in advancing EMX’s exploration projects in Morocco using low-cost field evaluations and surface sampling campaigns.
An emphasis in 2025 will be to further reduce EMX’s overall expenditures on generative exploration and foster additional investment in EMX royalty properties by partner companies.
Technical Information
Caserones Royalty
The Company has a 0.8306% NSR (effective) royalty (the “Caserones Royalty”) on the Caserones copper-molybdenum mining operation (“Caserones” or the “Caserones Mine”) in northern Chile. EMX considers the Caserones royalty to be material for the purposes of NI 43-101.
For purposes of the following description of the Caserones Mine, the following terms have the following meanings:
Caserones Technical Report means the NI 43-101 technical report entitled “NI 43-101 Technical Report on the Caserones Mining Operation, Caserones Project, Atacama Region, Chile” dated as of July 13, 2023 with an effective date of December 31, 2022, prepared by Lundin and which is available under Lundin’s profile on SEDAR+.
Lundin AIF means Lundin’s Annual Information Form for the Year Ended December 31, 2024 dated February 19, 2025 and which is available under Lundin’s profile on SEDAR+.
The following description of the Caserones Mine has been prepared by EMX, and is based, in part, on information disclosed in the Lundin AIF and the Caserones Technical Report. Mark Ramirez, SME RM, a consultant of the Company and a Qualified Person under NI 43-101, has approved the disclosure of scientific and technical information in respect of the Caserones Mine in this AIF.
Project Description, Location and Access
Caserones is located 162 km by road, southeast of Copiapó in the Atacama region of Chile, a well-established mining region. The closest large settlement is at Los Loros, 60 km northwest of Caserones. The Caserones Mine is accessible from Copiapó by road and there are regular scheduled flights to Copiapó from Santiago. The vertical relief in the project area is very high with elevations ranging between 2,500 m and 5,500 m above sea level (masl). The mine is situated at the base of the highest peak in the area, Pt. Caserones at 5,505 masl. Elevations of the mine infrastructure vary from 3,200 m to 4,500 masl.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

CHILE
ARGENTINA
MARICUNGA BELT
31
Caldera
Port & Desalination Plant
5
Copiapó
Caserones
5
CHILE
Huasco
Vallenar
76
ARGENTINA
ATACAMA REGION
COQUIMBO REGION
La Serena
41
EL INDIO BELT
Lundin Mining Asset
Populated Towns
Major Roads
50km

As of the Caserones Option Exercise on July 2, 2024, Lundin, through a wholly-owned subsidiary, holds a 70% majority interest in MLCC, the owner of Caserones. JX, together with certain of its affiliates, holds the remaining 30% interest.
There is sufficient surface area for the open pit, waste rock storage facilities, plant, TSFs, associated infrastructure and other operational requirements for the LOM plan contemplated in the Caserones Technical Report.
The total mineral tenure consists of 290 mining concessions, covering a total area of 60,027.5 ha, all of which are located in the commune of Tierra Amarilla, Copiapó Province, Atacama Region. There are 257 exploitation concessions, covering approximately 55,672.5 ha. The remaining 33 concessions are exploration concessions, covering an area of 4,355 ha. The concessions and their expiration dates (if applicable) are set out in Item 4.3 of the Caserones Technical Report.
The Caserones deposit and all the key Caserones infrastructure areas including the open pit, tailings storage facilities, and leach pads, are situated within the exploitation concession area. The exploitation concessions have an indefinite term. The only obligation under the Chilean Mining Code to maintain ownership of the exploitation concessions is to pay a “mining patent” fee of 1/10 UTM per ha. The annual total amount payable by MLCC under the Chilean Mining Code is approximately $400,000, subject to potential increases starting in 2025 pursuant to a recent law implemented at the end of 2023, known as N° 21.420.
Pursuant to such law, the annual amount payable to maintain ownership of mining concessions that are not being used will be increased. To avoid such an increase for a particular mining concession, the claimholder must justify its use of such mining concession. MLCC has submitted such justification to the Chilean Mining and Geology National Authority and their response is to be received before March 2025, the month in which the annual patent payment for each concession must be made.
Exploration concessions have a duration of four years, with the possibility of a one-time renewal for an additional four- year period if the title owner complies with the law requirements. At the end of the renewal period, to maintain rights, the concession, in part or in whole, must be converted to an exploitation concession. As with exploitation concessions, an annual mining patent fee must be made to keep the exploration concessions current over the granted terms. As of December 31, 2024, all of the 33 exploration concessions have been fully granted.
MLCC holds two types of surface rights, located in the commune of Tierra Amarilla, province of Copiapó, Atacama Region:
•property rights, covering 38,224 ha, which comprise the surface rights that allow mining activities on the surface land where the open pit, leach dump and waste dump are located; and
•legal rights, consisting of 72 easements covering areas such as the power transmission line, water pipelines, and environmental commitments.

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(Expressed in U.S. Dollars, except where indicated)
Approximately 28 km of the power transmission line and approximately 4 km of the proposed desalination water pipeline are not currently covered by easements and this omission is being rectified.
Annual taxes are payable on the surface rights under Chilean legislation (contribuciones), MLCC pays a total amount of approximately $600,000 per year.
A sliding-scale NSR which ranges from 1% to 2.88%, depending on the prevailing London Metal Exchange copper price at the time of payment, is payable on production from certain of the exploitation concessions covering an area of approximately 16,890 ha. The exploitation concessions that are subject to the royalty are also affected by a prohibition to sell and encumber granted in favour of the royalty holders. This prohibition will remain in force as long as the royalty remains as an MLCC obligation
History
In January 1984, SMC California Uña de la Sierra Peña Negra & Compañia Minera Caserones carried out regional reconnaissance in the Andean range of Copiapó that included portions of the Caserones Mine area, and staked claims in the area. Between 1988 and 2000, four mining companies completed surface mapping of the Regalito prospect, initiating exploration by means of both reverse circulation (RC) and diamond drilling (DD), including Compañia Minera Newmont Chile (Minera Newmont), Inversiones Mineras del Inca SA and Niugini Mining, BHP Chile Inc. and South American Gold and Copper Company.
Lumina Copper Canada conducted an exploration drilling and surface mapping campaign at the Caserones project (previously Regalito) between February 2004 and October 2004. A total of 32,189 m was drilled in 114 holes, of which 46 were DD. In parallel, the sample geology, geotechnical parameters and geochemistry were characterized. A mineral resource estimate was completed by Amec (2005). In 2006, as part of a due diligence evaluation, Pan Pacific Copper
S.A. completed two twin drill holes to validate the 2004 drill campaign information. Lumina Copper completed additional exploration programs between 2007–2009 to support the pre-feasibility and feasibility studies. In August 2009, Lumina Copper completed a mineral resource estimate for Caserones, and open pit mining commenced in 2013.
Lundin owns a 70% interest in Caserones following the Caserones Option Exercise in 2024, which interest was increased from the 51% interest initially acquired in July 2023 from JX. JX remains an equity holder in Caserones with a 30% interest.
Geological Setting, Mineralization and Deposit Type
Regional, Local and Property Geology
The basement assemblage in the Caserones Mine area is a Carboniferous assemblage of metavolcanic and metasedimentary rocks. This assemblage has been intruded by the Caserones Granite in the Upper Carboniferous and the El Colorado Granite in the Permo–Triassic. Overlying these units are Mesozoic volcanic assemblages and sedimentary rocks of the La Ternera, Quebrada Seca, and Monardes Formations. The Cenozoic is characterized by three volcanic assemblages, the Pircas Coloradas, Come Caballo, and Pulido Formations. During the Tertiary, several small stock-sized, porphyry intrusive bodies were emplaced.
The regional structure is characterized by a series of rigid blocks of granitic basement that occupy anticlinal cores that formed as a result of regional scale folding of the Mesozoic supracrustal sequences.
Mineralization
Alteration associated with the mineralization includes an older potassic zone, overprinted by phyllic alteration. An intense, texturally destructive silicification characterized by massive silica replacement in places, affects the central part of the deposit and may coincide locally with higher grade supergene copper mineralization.
The Caserones deposit is hosted in a monzogranite within the Caserones Granite. It is about 2,000 m long and has a width of approximately 1,500 m. The oxide and secondary copper zones form a surface parallel blanket over 1,200 m in diameter with a central “core” of at least 1,000 m in diameter where thicknesses average 300 m and exceed 400 m in the central part. The oxide zone forms a cap that sits on top of the secondary copper zone in the northwest margin of the deposit area. Flanking the oxide zone and overlying the supergene zone, is a zone of “leached” material. Primary copper mineralization remains open in all directions.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Copper mineralization consists of chalcanthite with subordinate chrysocolla, brochantite and minor amounts of malachite, azurite and antlerite in the oxide zone. Oxide minerals are predominantly fracture filling but can also occur as replacements of disseminated primary sulphides. In the supergene-enriched zone, the primary copper minerals are chalcocite and lesser covellite, forming disseminations or hairline veinlets. The leached zone contains only patchy, discontinuous copper mineralization. Primary sulphide mineralization generally comprises 2–5% sulphides, primarily pyrite, with lesser chalcopyrite, molybdenite, and bornite and rare sphalerite.
Molybdenite is present in all of the zones and generally occurs with quartz in veinlets and rarely as disseminated grains.
Deposit Types
The porphyry style mineralization at Caserones is a typical Andean porphyry copper/molybdenum deposit. A generic description from Pantaleyev (1995) summarizes the common features of porphyries as large zones of hydrothermally altered rock containing quartz veins and stockworks, sulphide-bearing veinlets, fractures, and lesser disseminations in areas up to 10 km2 in size, commonly coincident wholly or in part with hydrothermal or intrusion breccias and dike swarms. Deposit boundaries are determined by economic factors that outline ore zones within larger areas of low- grade, concentrically zoned mineralization.
Exploration
Until 2011, exploration was limited to the area of the mine in support of pre-feasibility and feasibility studies. Initial prospecting, geophysical surveys and drilling was conducted on the Cerro Sur, Angelica and Caserones Sur prospects to the west and south of Caserones. Between 2011 and 2018, exploration activities were suspended during this period of mine operations. In 2019, exploration was reprised around the Caserones deposit and restarted on the Angelica prospect.
In 2021 and 2022, MLCC retained New Sense Spa, based in Santiago, to complete airborne magnetic surveys over two areas of the Caserones Project. The surveys were completed by helicopter, on 200 m spaced flight lines, with infill lines to 100 m spaced lines at the Angelica prospect, at a height of 100 m and 200 m above ground level. Two drilling campaigns were carried out in 2022-2023, in which 16 drillholes with a total of 6,653 m drilled.
In 2024, exploration activities included 14,209 m of diamond drilling, airborne audio-frequency magnetics, borehole physical property measurements, and ground-based IP/Resistivity and magnetotelluric surveys. Fieldwork involved geological mapping and geochemical sampling (talus and rock chip) at the El Potro, Helados Norte, Sur de Cerro Sur, and Angelica targets.
Drilling
Drilling from 2004 to 2024 comprised a total of 1,249 drill holes (222,290 m drilled), consisting of 815 RC holes (94,883 m drilled) and 399 diamond core holes (124,680 m drilled). Since the effective date of the Caserones Technical Report, a total of 60 DD holes totaling 23,561 m have been drilled. Drilling is generally representative of the mineralization, and drilled thicknesses approximate true thicknesses. All drill holes are within the resource model area. All drill holes have lithological and assay data available. The information was compared to the existing block model in the Caserones Technical Report and determined to have a minimal effect on the average grade of the model.
Lithology, alteration, mineralogy, and mineral zone were routinely logged using abbreviations and very brief descriptions in 2004–2006. Geotechnical parameters logged included core recovery, rock hardness, rock quality designation, fracture frequency, fracture fill, and rock mass rating.
From 2007 to the effective date of the Caserones Technical Report, drill logs have consisted of descriptions of the lithology, alteration, mineralization, and structure. Geotechnical logging captured in the geological database consists of core recovery, rock hardness, rock quality designation, fracture frequency, fracture fill and rock mass rating. All core was photographed.
The quantity and quality of the logged geological data, and the collar, and downhole survey data collected in the exploration and infill drill programs completed, are sufficient to support mineral resource and mineral reserve estimation and mine planning.
Sampling, Analysis and Data Verification
RC samples were collected on 2 m intervals at the drill using a cyclone. In certain areas where water was a problem, a rotary wet splitter was used. The entire sample is riffle split into quarters, where one quarter is bagged for sample analysis, one quarter (at

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(Expressed in U.S. Dollars, except where indicated)
roughly every 20 samples) is bagged as a field duplicate, and the remaining is sent for storage at the Carrizalillo base camp facility. The quarter split for assay analysis is weighed, identified, and recorded prior to being sent for analysis.
After the core is logged, it is sent to the core sampling facility and split using a hydraulic splitter. The half core sample is taken from the left side of the core and placed into a sample bag; and the half core from the right side is placed back in the core tray. A sample tag with a unique number is placed in the sample bag, and the sample number written on the bag. The core tray with the half core is weighed again to compare to the original weight. All details are recorded prior to shipping of the samples.
Activation Laboratories Ltd. (Actlabs) in La Serena, Chile was used for RC and core sample preparation and analysis from 2000–2006. At the time, the laboratory held ISO/IEC 17025 accreditations. Sample security at Actlabs consisted of placing the samples in the lockable sample preparation facility. SGS Minerals, Copiapó, was used for RC and core sample preparation and analysis from 2007–2017. The laboratory holds ISO 14001 and NCh-ISO17065:2013 accreditations. Currently, grade control samples are assayed at Bureau Veritas in Copiapó, which holds ISO/IEC 27001:2013 accreditations. All three laboratories are independent of Lundin and MLCC.
Depending on the laboratory, samples were crushed to 95% passing 10 mesh and pulverized to 95% passing 150 mesh (RC) or passing 10 mesh (core). Analytical methods consisted of acid digestion followed by atomic absorption readings for total copper (CuT), acid-soluble copper (CuAS), cyanide-soluble copper (CuCNS), and molybdenum. Density determinations were conducted in 2004–2008 using the wet/dry method.
QA/QC procedures used from 2004 onwards include submission of blanks, duplicates, and certified reference materials in the sample stream. The Caserones Technical Report authors’ review of the results indicated no material issues arising from the QA/QC programs.
Drill core is stored at a secure site on core racks at the Carrizalillo base camp, which is fenced and guarded.
The Caserones Technical Report authors verified the data in their respective areas of expertise. Data verification included site visits. The Caserones Technical Report authors are of the opinion that the data are considered acceptable to support Mineral Resource and Mineral Reserve estimates and can be used for mine planning purposes.
Mineral Processing and Metallurgical Testing
The Caserones solvent extraction-electrowinning (SX-EW) plant started producing cathodes early in 2013 while the mineral processing facility has been producing copper and molybdenum concentrates since 2014. Ore feed grade has historically averaged 0.37% Cu to the flotation plant (concentrator) and 0.24% Cu to the dump leach. Primary and secondary sulphide ores are generally fed to the flotation plant and oxides mixed with some secondary sulphides are directed to the dump leach area. LOM projection of copper feed grade is expected to be 0.13-0.25% Cu to the dump leach and 0.31%-0.44% Cu to the flotation circuit.
Average monthly copper concentrate grade from the flotation circuit was 26.9% in 2024. The LOM projection for copper concentrate grade is expected to be 28-32% Cu, with the lower end of this range reflecting the gradual increase in the amount of primary mineralization (carrying mostly chalcopyrite as the copper-bearing mineral) as plant feed.
Historical overall copper recovery for the flotation circuit has been in the range of 80–85% and approximately 54% for the dump leach. Average overall plant copper recoveries in 2023 and 2024 were 86.1% and 77.8%, respectively. The projected LOM copper recovery for the flotation plant ranges between 82-86% and dump leach has been fixed at 53.7%.
Projected molybdenum production is based on a 53–218 ppm Mo head grade, a fixed 50% Mo concentrate grade and recovery value in the range of 52%–74%, depending on initial Mo grades and Mo circuit utilization. In 2024, actual average monthly molybdenum recovery was 64.1% at a 51.4% Mo concentrate grade.
Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones and originated from a range of locations within the deposit zones. Samples were taken so that tests were performed on sufficient sample mass.
There are certain minor areas of the orebody that were identified as containing increased levels of antimony, arsenic, and mercury, which can lead to higher contents in the copper concentrate.

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Mineral Resource and Mineral Reserve Estimates
In order to estimate the mineral resource at Caserones, mineralization, lithology, and alteration models were constructed using bench/plans spaced at 15 m intervals.
In 2023, the geological model was rebuilt by an external consultant (SRK Consulting Chile) using Leapfrog Geo software. Geological drillhole logs were modelled in 3D. Geological controls on mineralization were reviewed and simplified, resulting in the definition of 9 estimation domains.
The mineral resource estimate is based on open pit mining methods and are constrained by an optimized pit which is based on copper and molybdenum block value cut-off. The authors of the Caserones Technical Report reviewed the estimation methodologies, classification criteria and Mineral Resource reporting. The mineral resource estimate was prepared using Maptek Vulcan® software using industry standard techniques and in accordance with the CIM Definition Standards.
Density was estimated by mineralized zone using inverse distance squared interpolation, in a single pass. Lithology types were considered to be hard boundaries for the estimation. Lithologies with insufficient data to interpolate were assigned fixed density values. Mineral resources were classified using a combination of drill hole spacing and number of drill holes. Mineral resources are reported within an optimized constraining shell.
Mineral reserves at Caserones have been estimated based on open-pit mining, utilizing conventional techniques for drilling, blasting, loading, and haulage with large trucks. The basis for the mineral reserve estimate is the ore grade material contained within a set of operational phase designs currently being used at the site to guide mining operations. The phase designs include phases 5 through 11. Phases 5, 6 and 7 are the active phases. Phases 1–4 are mined out.
Mineral reserves are reported based on calculated block values with blocks routed to the process that generates the greatest revenue. In the case where material does not generate positive revenue in either of the processes (dump leach or concentrator), it is routed as waste.
Mineral reserves include consideration of mining, processing, general and administrative, and smelting, refining and transport costs and sustaining capital.
See "Mineral Properties - Key Producing Royalty Updates - Caserones, Chile" of this AIF for the estimates of the mineral resources and mineral reserves at Caserones as of December 31, 2024.
Mining Operations
Caserones is a large low-grade copper-molybdenum mine with a low waste to ore strip ratio. Caserones is an operating mine with mature mining practices. Mining is conducted via open pit method, using a conventional truck and shovel fleet. The fleet is managed via a mine dispatch system. All equipment is operated locally.
There are eight mine phases in the 2025 LOM plan, phases 5–11 (inclusive) and 6B. Phases 1–4 are mined out. Phases 5, 6 and 7 are currently active phases. The phase designs are based on the optimized pit shells with the highest value material mined in the earlier phases and lower-grade higher strip ratio material mined in later phases. Each phase was designed with double ramp access where possible.
A maximum vertical extraction of 10 benches or a maximum movement of 60 Mt ton per year is considered as a restriction for each phase. The concentrator operated at 32.1 Mt in 2024, with the ability to ramp up beyond 35 Mt by 2030 (as determined by Lundin following the date of the Caserones Technical Report). Oxide material is placed on the dump leach in the period in which that material is mined.
Bench design is driven by kinematics and stability of inter-ramps and final walls are driven by the quality of the lithologic model, the shear strength or rock mass strength as assessed using limit equilibrium. Key inputs to those analyses are the quality of the rock strength database, the rock quality database, the joint/fault strength database, the structural model (joints and faults) and the hydrogeologic model (pore pressures and dewatering).
Caserones operates 33 (300 t) haul trucks loaded by a combination of two electric rope shovels, one electric-hydraulic shovel, and two large front-end loaders. In addition to the mine-owned fleet, a second smaller diesel shovel (38yd3) is operated by a contractor to supplement loading capacity.

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Processing and Recovery Operations
The Caserones mineral processing facility uses a conventional process flowsheet and conventional equipment. The facility currently treats copper oxides and sulphides via two treatment routes. Run-of-mine oxide ore is treated via a conventional dump leach. Pregnant leach solution from the dump leach is treated at a SX-EW plant to produce copper cathodes. Run-of-mine sulphide ore is treated via a conventional primary gyratory crusher and SAG-ball comminution circuit followed by a flotation circuit to produce separate copper and molybdenum concentrates. Flotation tailings are cycloned before storing the cyclone underflow and overflow in separate tailings sands and tailings fines management facilities, respectively.
The processing facilities have been in commercial operation since 2013. The grinding-flotation plant has treated on average 4,130 tph of operation in 2024, with a design capacity of 4,750 tph. The SX-EW plant has a nominal capacity of 34.5 ktpa.
The processing facilities historically produced approximately 100–120 ktpa copper concentrate, 1,700–2,500 tpa molybdenum concentrate and approximately 25 ktpa of copper cathodes. The copper concentrator treated 32 Mt in 2024. Ongoing improvements in plant availability and utilization coupled with mine-to-mill efforts will improve the fragmentation obtained from blasting and that plant throughput could ramp up beyond 35 Mt by 2027 (as determined by Lundin following the date of the Caserones Technical Report).
The LOM schedule shows that the proportion of the plant feed made up of primary ore mineralization content will be generally increasing through the LOM. There will be a higher proportion of near-surface supergene ore available at the start of a new pushback, which will be followed by periods of mining mostly from the primary ore.
Infrastructure, Permitting and Compliance Activities
Caserones is an operating mine with well established infrastructure. The infrastructure includes waste rock facilities, dump leach and SX-EW facilities, truck shop, wash bay, fuel stations, explosive facilities, El Tambo and La Brea TSFs, camps and accommodations, power infrastructure, reagents storage facilities; administration building; mine and mill office building; sulphide concentrator (crushing, grinding, Cu and Mo flotation circuits), and an assay/metallurgical laboratory.
The camp is located 41 km from the active mine area (approximately one hour by bus) and is equipped for accommodation for 2,450 people with an occupancy rate of approximately 90%. The mine roads are maintained by contract. The contractor provides both equipment and personnel.
Caserones is connected to Chile’s national grid via a 190 km double circuit 220 kV line which connects to the Maitencillo substation near Vallenar, close to the main north-south high voltage corridor. Power is supplied under a long-term contract to 2037.
The processing facility has fresh (raw) water and reclaimed water systems. Reclaimed water from the various thickener overflows is collected in a reclaimed water pond and reused in the plant. Reclaimed water from the tailings facilities is also reused as process water, through this pond. Approximately 80% of process water is reclaimed water. The Caserones fresh water supply comes from a wellfield connected to the Copiapó river basin. Water consumption of fresh water in 2024 was approximately 350 l/s on average. Caserones has a 518 l/s water usage permit and 1,280.5 l/s of water rights.
The Caserones mineral processing facilities currently treat copper run-of-mine (ROM) oxide and mixed ores via a conventional dump heap leach. Pregnant leach solution (PLS) from the dump leach is treated at a SX-EW plant to produce copper cathodes. The heap leaching and SX-EW processing facilities have been in commercial operation since 2013. The dump leach is a fully lined facility that is authorized to provide 347 Mt of ore capacity. The most recent Independent Review site visit on the dump leach was completed in December 2024.
Tailings are managed in two separate facilities. The La Brea TSF, located about 9 km west of the flotation plants, receives the fine fraction of the tailings. The coarse fraction of the tailings is sent to the El Tambo sand stacking facility immediately downstream to the south of the flotation plants.
The La Brea TSF is a valley tailings facility with one embankment (Main Dam). The Main Dam is constructed following the downstream method. The La Brea TSF also includes a tailings distribution system, non-contact water diversion channels, and a contact water recovery system. The Main Dam is constructed with permeable, compacted rockfill sourced from a nearby quarry. A transition layer and geomembrane/geotextile liner are placed on the upstream slope of the dam. The drainage system underlying the Main Dam comprises multiple lateral drains connected to a main drain. The purpose of these drains is to collect

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seepage from the tailings impoundment and direct this seepage to the reclaimed water recovery system. The La Brea TSF design includes sufficient freeboard to manage the supernatant pond and to store extreme flood events inclusive of wind and wave run-up, and seismic settlement. The La Brea TSF receives cyclone overflow thickened tailings at about 60% solids content. The thickened tailings are transported by gravity flow through pipelines and an open channel to a distribution box. From this box, tailings are discharged to the TSF through five main points. The La Brea TSF is authorized to provide 478 Mt of tailings storage capacity. The current phase under construction is Stage 11 with a design crest elevation of 2,938 m. The Stage 14 final design (crest elevation of 2,972 m) will provide tailings storage capacity until around 2036. Stages 15 and 16 (crest elevation of 3,005 m) have been requested to meet the LOM tailings storage requirements and are currently under the environmental authority’s evaluation. Conceptual design evaluations have been completed for the La Brea TSF up to 2050. The current La Brea TSF closure plan concept includes a dry cover graded to direct storm water through a spillway designed to manage extreme flood events.
The coarse fraction of the tailings is sent to the El Tambo sand stacking facility where tailings are spiggotted in paddock- style cells, allowed to drain, and then spread and compacted to achieve density specifications. The El Tambo TSF includes a starter dam (i.e., toe berm), drainage system, collection pond and a cut-off trench. The current approved design includes a maximum stack height of 300 m and final estimated total area of 300 ha. The El Tambo TSF is authorized to provide 570 Mt of tailings storage capacity.
The most recent Independent Tailings Review Board site visit on both tailings facilities was completed in January 2024.
Chile has a comprehensive regulatory framework in place governing both environmental approvals and associated construction and operating permits. The Environmental Impact Evaluation System (Sistema de Evaluación de Impacto Ambiental) is administered by the Environmental Evaluation Service (Servicio de Evaluación Ambiental), an arm of the Environment Ministry (Ministerio del Medio Ambiente).
The original EIA was approved in 2010 and included baseline and supporting environmental studies (including soil, water, waste, air, noise, and closure), as well as potential project impacts and the respective reparation or compensation measures. Additional environmental evaluations were completed to change or adjust certain Project aspects. An Environmental and Social Management System was put in place in 2018 to monitor all commitments during the construction and operational stages, which has been updated as needed to reflect changes to the environmental, permitting, and social aspects that Caserones has undergone.
Caserones has most of the permits required for the LOM plan until 2037. There is one EIA currently in process and eventually other EIAs may be required. The Project Environmental Qualification Resolution expires in 2037. As the LOM plan extends to 2042, a new Environmental Qualification Resolution must be obtained to support the operations beyond 2037.
The current EIA in process addresses the regularization of the infiltration control system in the La Brea TSF (comprised of 14 newer recovery wells and 5 wells that were previously installed, for which the EIA will not limit such number of wells); design adjustments to the La Brea TSF and minor adjustments to installations that have been or will be carried out and which must have environmental approval. The EIA is currently in the process of evaluation (Addendum No. 3). The Environmental Qualification Resolution is expected to be obtained during the first half of 2025.
There are no communities within the immediate vicinity of the Caserones Mine. There are, however, Indigenous communities within the Caserones area of influence. Caserones has good working relationships with most local and Indigenous communities and continues to prioritize a robust approach to community engagement in the region.
Capital Costs
Capital cost estimates for Caserones in 2025 are $215 million, a breakdown of which is tabulated below. Lundin capitalizes waste costs during the production phase of the mine when these costs provide probable future economic benefits and identifiable improved access to the ore body which can be reliably measured.

Caserones Capital Cost Estimates	2025 Guidance
Capitalized waste stripping	$70M
TSF and water management systems	$75M
Mine and mobile equipment	$25M

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Other sustaining	$45M
Total sustaining	$215M
Exploration, Development and Production
As reported by Lundin, the 2025 exploration program will focus on defining higher grade mineralization at the base of the current Caserones mineral resource, continuing drilling to define hypogene sulphide mineralization beneath the Angelica oxide deposit and testing the undrilled target at El Potro. The planned exploration program is comprised of 18,000 m of drilling. Geophysical surveys consisting of ground (induced polarization/resistivity and magnetotellurics), borehole physical properties and possible completion of the 2024 airborne audio frequency magnetics are planned to identify and prioritize future drill targeting. The total planned exploration expenditure is approximately $22.3 million for 2025.
See “Capital Costs” above for Lundin’s planned development activities at Caserones in 2025.
As reported by Lundin, production in 2024 and production guidance for 2025 are as tabulated below.

Caserones (100% basis)	2024 Actual	2025 Guidance
Copper production (t)	124,761(1)	115,000 - 125,000
Molybdenum production (t)	3,183	—
(1) Comprised of 100,837 tonnes in concentrates and 23,924 tonnes in cathodes
The current forecast LOM of the Caserones Mine is to 2042.
Timok Royalty
The Company has royalties on properties in eastern Serbia's Timok Magmatic Belt (the “Timok Project”). These royalty interests include an uncapped 0.3625% NSR royalty on the Timok Project's Brestovac license covering the Cukaru Peki Upper Zone copper-gold mining operation and the Lower Zone porphyry copper-gold resource project (the “Timok Royalty”). Zijin controls 100% of the Timok Project.
EMX considers the Timok Project's Brestovac royalty property containing the Cukaru Peki Upper Zone and Lower Zone projects to be a property material to the Company for the purposes of NI 43-101. On March 31, 2022, EMX filed the Timok Technical Report under its profile on SEDAR+.
The following description of the Timok Project's Upper Zone Mine and Lower Zone resource project, and the NSR royalty interest of EMX with respect to the Timok Project is a direct reproduction of the summary from the Timok Technical Report, and accordingly, the Timok Technical Report is hereby incorporated by reference into this AIF.
"Introduction
EMX Royalty Corporation ("EMX" or the "Company") (TSX Venture: EMX; NYSE American: EMX) is required by Canadian Securities Administrators ("CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") to prepare and file with certain Canadian securities commissions a Technical Report on the Timok Project (the "Project" or "Timok Project") with respect to its royalties on future production from the Project. The Project is located in the Bor District of eastern Serbia and is owned and operated by Zijin Mining Group Co., Ltd. ("Zijin"), a publicly traded company listed on the Hong Kong stock exchange.
EMX's royalty on the Project initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovać West, to Reservoir Capital Corp. ("Reservoir Capital"), for uncapped net smelter return ("NSR") royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital later transferred those interests to Reservoir Minerals Inc. ("Reservoir Minerals"). Subsequently, EMX acquired 0.5% NSR royalty interests covering the Brestovać and Durlan Potok properties (EMX news releases, February 4, 2014 and October 5, 2020), which along with Brestovać West, are included in the Timok Project controlled by Zijin.

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Thus, this amended and restated Technical Report has been prepared by Kevin Francis of Mineral Resource Management LLC ("MRM") for EMX which holds royalty interests (not direct ownership) in the Project. This Technical Report is dated March 25, 2022 and amends and restates the original Report entitled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated February 26, 2021 and with an effective date of June 19, 2018. This amended and restated Technical Report: a) corrects improper units in Tables 1-3 and 15-1.
Mining companies are not (typically) required to, and as a matter of practice, do not normally disclose detailed information to companies that hold a royalty interest in their operations unless legally or contractually mandated to do so. Zijin has not made any information available to EMX despite several requests. Therefore, access to information and details regarding the Project is limited to what is available in the public domain.
Pursuant to Part 9.2(2) of NI 43-101, the qualified person ("QP") preparing a technical report on Form 43-101F1 for an issuer that only has a royalty interest in a mineral project is not required to perform an onsite visit of the Project, nor is the QP required to complete those items under Form 43-101F1 that require data verification or inspection of documents. EMX is relying on the exemption available under Part 9.2(2) of NI 43-101 for the completion of this Technical Report.
All dollar amounts stated in this document are United States Dollars.
Location and Access
The Timok Project is located in eastern Serbia on a gently rolling plateau between 300 and 400 meters above sea level and has a moderate-continental climate. It occurs 5 kilometers south of the town of Bor, which is a regional administrative and mining center located approximately 250 kilometers by road southeast of Belgrade, the capital of Serbia. The site is favorably located for mining infrastructure (road, rail, power, water) and nearby the recently upgraded copper smelter complex in Bor. The Universal Transverse Mercator System (UTM) coordinates (the World Geodetic System, 1984) of the approximate center of the Čukaru Peki deposit are 4874888 N and 590706 E (UTM zone 34).
Description of State Royalty and EMX's Royalties
The Serbian government collects a royalty of 5% NSR for metallic raw materials (per the "Guide for Investors", Ministry of Natural Resources, Mining and Spatial Planning, 2011). Additional royalties that are due, such as EMX's royalty interests, are individually negotiated for each mineral permit.
EMX's Royalties
EMX's Brestovać Royalty. The Brestovać royalty was originally granted to Euromax by Reservoir Capital via a royalty agreement (the "Royalty Agreement") executed in 2010. EMX acquired Euromax's NSR royalty interests in 2013 (EMX news release, February 4, 2014).
As a subsequent event to the publication of the NI-43-101 Technical Report in 2022, EMX and Zijin executed a modified and restated royalty agreement in September 2023 where EMX now retains an uncapped 0.3625% NSR royalty over:

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Source: EMX 2020
Figure 1-1: EMX Royalty Interests and Permit Location Map
Other EMX Timok Royalty Properties. The Company also has two additional Timok royalty properties, including Brestovać West and Durlan Potok.
•Brestovać West is covered by NSR royalties of 2% for gold and silver and 1% for all other metals. Brestovać West contains the Corridor Zone gold prospect and occurs directly west of Brestovać.
•Durlan Potok is covered by a 0.3625% NSR royalty and occurs in the Timok Belt approximately 20 kilometers north of Brestovać and Čukaru Peki.
History
The earliest known historic exploitation (copper mining and smelting) occurred as early as 5500 BC, and continued during the Bronze Age and Roman era. In the late 19th century, prospecting in the Bor District led to the discovery of the copper and gold-rich Coka Dulkan and Tilva Ros deposits in 1902 with mining commencing in 1907 and continuing until 1941. Known historical exploitation in the Timok Project area of Brestovać-Metovnica was trial mining of copper and zinc mineralization in the 1930's.
The Bor mines and smelter were rehabilitated after the Second World War and operated to the 1990s by the Yugoslav State, and then later by the state- owned RTB Bor. During this period a number of significant porphyry and high-sulfidation ("HS") epithermal deposits were discovered in the Bor District and put into production. The Timok Project mineralization had not yet

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been recognized. During 1990-2002, due to the political uncertainty and conflict in the former Yugoslavia, no significant mineral exploration was undertaken, although the Serbian government did issue exploration permits and concessions in 2002.
By 2004, mineral exploration activities in the Timok area were reinitiated with the arrival of western companies including Phelps Dodge (now Freeport), Eurasian Minerals (now EMX), Euromax and Dundee. Reservoir Minerals acquired Eurasian Minerals' Serbia exploration assets in 2006, which led to EMX's current Brestovac West retained royalty interests.
Significant exploration work on the Project commenced with the formation of the Reservoir/Freeport JV in 2010. JV field work during 2010-2016 included geological mapping, geochemical surveys, and geophysical surveys (e.g., CSAMT, etc.). These surveys covered target areas where Miocene sediments overlie the concealed and prospective Upper Cretaceous volcanic rocks that host mineralization in the Bor District. The CSAMT data contributed significantly to the discovery of the Upper Zone mineralization, which was announced on July 16, 2012 by Reservoir Minerals.
After acquiring a 55% equity interest under the JV agreement, Freeport gave notice to Reservoir Minerals in July 2012 that it had elected to sole fund expenditures through the completion of a feasibility study. JV drilling through 2016 carried out on the Upper Zone (59,333 m) and Lower Zone (42,380 m) deposits resulted in an historical Upper Zone resource estimate in 2014 that was updated in 2016 as a PEA. These historical mineral resources established a basis from which subsequent mineral resource estimates evolved. The historical estimates are superseded by the current Zijin estimates presented in this Technical Report.
In 2016, Reservoir announced a definitive agreement with Nevsun to combine their respective companies (Reservoir news release, April 24, 2016). This triggered the exercise by Reservoir of its right of first offer ("ROFO") in respect of the Timok JV agreement with Freeport. As a result, Reservoir acquired Freeport's interest in the Upper Zone of Čukaru Peki (thereby consolidating 100% control), and increased its interest in the Lower Zone (Reservoir news release, May 2, 2016). Nevsun closed the acquisition of Reservoir as announced in a June 23, 2016 news release.
In 2017, Nevsun reported an updated PEA for the Upper Zone with measured and indicated resources of 28.7 million tonnes averaging 3.7% copper and 2.4 g/t gold, and inferred resources of 13.9 million tonnes averaging 1.6% copper and 0.9 g/t gold at a Resource NSR cutoff of US$35/tonne (based upon $3.49/lb Cu, $1,565/oz Au, and technical and economic parameters given in the PEA study) (Nevsun news release, October 26, 2017 and SEDAR filed technical report titled "Technical Report for a Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia" with an effective date of September 1, 2017 and report date of November 27, 2017 authored by SRK Consulting (Canada) Inc.). Site preparation activities in 2017 advanced the construction of a portal and exploration decline.
In 2018, an Upper Zone PFS was completed by Nevsun with a probable mineral reserve of 27 million tonnes at 3.3% copper and 2.1 g/t gold based upon metal prices of $3.00 per pound copper and $1,300 per ounce gold (Nevsun news release, March 28, 2018). Subsequently, an initial inferred resource estimate was announced for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cutoff of 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold (Nevsun news release, June 26, 2018 and SEDAR filed Technical Report titled "NI 43-101 Technical Report - Timok Copper- Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone" with an effective date of June 19, 2018 and report date of August 7, 2018 authored by Hatch, SRK, and Knight Piesold).The mining method was assumed to be by block cave.
The mineral resource and reserve estimates by previous operator Nevsun are relevant. They use mineral resource and reserve categories as defined in the CIM Definition Standards (and by extension NI 43-101) and can be relied upon. The Nevsun mineral resource and reserve estimates provided the basis for Zijin's re-statement of current mineral resource and reserve estimates in its 2020 Annual Report.
Late in 2018, Nevsun announced that an offer by Zijin to purchase Nevsun had been successful (Nevsun news release, December 28, 2018). This provided Zijin with 100% control of the Upper Zone, and a joint venture interest with Freeport on the Lower Zone. In December, 2019 Zijin purchased Freeport's remaining 54% interest in the Lower Zone porphyry (Zijin news releases, November 3, 2019 and December 30, 2019). The end result of Zijin's acquisition activities from 2018-2019 was to consolidate 100% control of the Timok Project, which included the Cukaru Peki deposit's Upper and Lower Zones.
To date, there has been no significant production registered from the Brestovać - Metovnica permit or other Project permits.
Geology and Mineral Resource Estimates
Čukaru Peki is a copper-gold deposit comprised of two different types of mineralization - the high sulfidation style Upper Zone ("UZ") and the porphyry style Lower Zone ("LZ"). The deposit is located within the central zone (or Bor District) of the Timok

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Magmatic Complex. The Timok Magmatic Complex is located within the central segment of the Late Cretaceous Apuseni-Banat-Timok-Srednogorie magmatic belt in the Carpatho-Balkan region of southern-eastern Europe. The Apuseni- Banat- Timok-Srednogorie belt forms part of the western segment of the Tethyan Magmatic and Metallogenic Belt, which lies along the southern Eurasian continental margin and extends over 1,000 km from Hungary, through the Apuseni Mountains of Romania, to Serbia and Bulgaria and on to the Black Sea.
The Mineral Resource estimates for the Upper Zone and Lower Zone were reported in Zijin's 2020 Annual Report issued on April 28, 2021. The estimates reported by Zijin and set forth in Tables 1-1 and 1-2 have been conformed to the requirements of NI 43-101.
The 2020 Mineral Resource statement reported by Zijin for the Upper Zone of the Čukaru Peki deposit is shown in Table 1-1. The Mineral Resources are inclusive of Mineral Reserves.
Table 1-1: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity Mt	Grade			Metal
		% Cu	g/t Au	% As	Cu Mt	Au Moz
Measured	2.20	8.6	5.70	0.29	0.19	0.40
Indicated	26.60	3.3	2.10	0.20	0.87	1.80
Measured and Indicated	28.70	3.7	2.40	0.20	1.05	2.20
Inferred	13.90	1.6	0.90	0.06	0.23	0.42
1.The Resource NSR cutoff value used to report the estimate is $35/tonne.
2.All figures are rounded to reflect the relative accuracy of the estimate.
3.Mineral resources are not mineral reserves and do not have demonstrated economic viability.
The 2020 Mineral Resource statement reported by Zijin for the Lower Zone of the Čukaru Peki deposit is shown in Table 1-2.
Table 1-2: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Lower Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity Mt	Grade			Metal Contained
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Inferred	Lower Zone Porphyry	1,659	0.86	0.18	0.01	14.3	9.6
Total-Inferred		1,659	0.86	0.18	0.01	14.3	9.6
1.The cutoff value used to report the mineral resource estimate is $25/tonne and has been reported using a US dollar equivalent cutoff value based on copper price of $3.00/lb, gold price of $1,400/oz, and an 87% recovery for copper and a 69% recovery for gold for assessing eventual economic potential of the mineral resources.
2.All figures are rounded to reflect the relative accuracy of the estimate.
3.Mineral resources are not mineral reserves and do not have demonstrated economic viability.
Mineral Reserve
The Mineral Reserve statement for the Upper Zone of the Čukaru Peki deposit was reported in Zijin's 2020 Annual Report issued on April 28, 2021. The estimate reported by Zijin and set forth in Table 1-3 has been conformed to the requirements of NI 43-101.

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Table 1-3: 2020 Zijin Annual Report Mineral Reserve Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity (kt)	Grade			Contained Metal
		(% Cu)	(g/t Au)	(% As)	Cu Mlb	Au Moz	(kt As)
Proven	0	0.00	0.00	0.00	0	0	0
Probable	27,121	3.25	2.06	0.17	1,944.1	1.792	47
Total	27,121	3.25	2.06	0.17	1,944.1	1.792	47
1.Metal prices used include $3.00/lb Cu and $1,300/oz Au.
2.A Reserve NSR cut-off of $35/tonne was used to optimize the sublevel caving ring layout.
3.Contained metal figures and totals may differ due to rounding of figures.
Status of Development and Operations
Zijin has not provided public technical disclosure on the Timok Project regarding mining, economic analysis or other development considerations. However, there are relevant public disclosures that provide general context for the pace of development, expected production scope, and timing for production. In MRM's opinion, these disclosures provide important context for an overall understanding of EMX's Upper Zone royalty asset.
On April 22, 2020 International Mining published on their website the following regarding initial production at the Project. "CPM Consulting, which has a supervisory role at the massive Timok copper-gold project for Zijin Bor Copper, the Serbian unit of China's Zijin Mining Group, says the operation will produce 3.3 Mt/y (10,000 t/d) of ore from the Čukaru Peki Upper Zone mine. The operation also represents the first big European project for Chinese mining contractor JCHX, which set up local company JCHX Kinsey Mining Construction doo Bor to manage the mine construction. JCHX has been busy sinking the ventilation shaft at the site and developing the main decline. First copper from the Upper Zone mine is still expected by end 2021."
Zijin stated in a news release, dated June 16, 2021, that they "recently obtained the trial production permit for the processing facilities issued by the Serbian Ministry of Mining and Energy, and have entered the trial production stage. At present, the construction of the processing facilities of the project has been completed, and trial production and operation, construction conclusion and greening, etc. are being conducted at full speed. It is planned that all work of the trial production stage shall be completed for submission to the Ministry of Mining for acceptance check before September of this year. This will achieve a smooth transition from mine infrastructure construction to production and operation."
MRM does not have the data or supporting information to independently verify the disclosures above, but believes that they were accurate and not misleading at the time of disclosure.
Conclusions and Recommendations
MRM is unaware of any significant factors or risks that may affect access, title, or the right or ability for Zijin to advance the Timok Upper Zone development project to production, or of continuing to explore the Lower Zone resource project. The Upper Zone and Lower Zone are both covered by EMX royalty interests.
MRM recommends that EMX continue to request all current information related to the Timok Project from Zijin Mining Group to allow for an independent evaluation of the Project."
Gediktepe Royalties
The Company has NSR royalties (the “Gediktepe Royalties”) on the Gediktepe Mine development project in western Türkiye (the “Gediktepe Mine”), which is operated by ACG Metals Limited (Polimetal), a publicly traded company, who acquired Polimetal in 2024 from Lidya Madencilik, a private Turkish company.
EMX considers that the Gediktepe Royalties is a property material to the Company for the purposes of NI 43-101. On March 31, 2022, EMX filed the Gediktepe Technical Report under its profile on SEDAR+.

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The following description of the Gediktepe Mine and the royalty interest of EMX with respect to the Gediktepe Mine is a direct reproduction of the summary from the Gediktepe Technical Report, and accordingly, the Gediktepe Technical Report is hereby incorporated by reference into this AIF.
"Introduction
EMX Royalty Corporation (TSX Venture: EMX; NYSE American: EMX) ("EMX" or the "Company") entered into an agreement (the "Royalty Purchase Agreement") dated July 29, 2021, with SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") to purchase a portfolio of royalty interests and deferred payments (the "Royalty Portfolio"). The Royalty Portfolio includes the Gediktepe Project Net Smelter Return ("NSR") royalties (the "Gediktepe Royalties") on the oxide and sulfide mineralized zones of the Gediktepe polymetallic massive sulfide project in Western Turkey (the "Project"). The Project became material to EMX upon closing of the purchase of the Royalty Portfolio on October 21, 2021. EMX is required by Canadian Securities Administrators ("CSA") National Instrument 43-101 ("NI 43-101") to prepare a Technical Report on the Project with respect to the Gediktepe Royalties.
EMX holds royalty interests (not direct ownership) in the Project. Mining companies are not (typically) required to, and as a matter of practice do not normally disclose detailed information to companies that hold a royalty interest in their operations unless legally or contractually mandated to do so. EMX has requested all the current technical data from the private Turkish operator, Polimetal Madencilik Sanayi ve Ticaret A.S. ("Polimetal"), in order to conduct a detailed independent assessment of Gediktepe for this Technical Report. However, EMX has not yet received this data, and according to the underlying royalty agreement, does not have data rights beyond onsite reviews. EMX will continue to request the Project data directly from Polimetal.
There have been two previous Technical Reports describing the Project filed on SEDAR: the first is titled "Technical Report - Prefeasibility Study - Gediktepe Project, Balıkesir Province, Turkey" with an effective date of June 1, 2016 ("PFS16") prepared by Resource Development Inc., SRK Consulting (U.S.) Inc. and Independent Mining Consultants, Inc. for Alacer Gold Corp. ("Alacer") and Polimetal, and the second is titled "Gediktepe Prefeasibility Study" ("PFS19") dated April 3, 2019 with an effective date of March 26, 2019 prepared by OreWin Pty. Ltd. ("OreWin") for Alacer. These reports document the outcome of PFS-level technical work on Gediktepe's oxide and sulfide polymetallic mineralized zones performed on behalf of Polimetal, which was owned 50% by Lidya Madencilik San. ve Tic. A.Ş., a private Turkish company ("Lidya"), and 50% by Alacer, formerly a reporting issuer in Canada. The Project and Polimetal are now 100% controlled by Lidya. Lidya has also provided EMX with a 2020 internal report titled "Gediktepe Project Oxide Technical Report" ("TR20") with an effective date of March 1, 2020. The TR20 report was largely taken from PFS19, although updates and refinements to the oxide processing flowsheet were proposed. Unless otherwise specified, the contents of this Technical Report have been excerpted from, or based upon, the aforementioned PFS16, PFS19, and TR20 reports. In addition, information and Project updates verbally communicated by Lidya during two onsite field visits were noted, and where appropriate, used to provide more recent context for the status of the Project. For simplicity in this document, references to Lidya also refer to Polimetal, the operating entity, when citing information dated after July 2019, when Lidya acquired 100% interest in Polimetal.
Property Description and Ownership
The Gediktepe Project is located in the Balıkesir province of Western Turkey (Figure 1-1). The UTM Zone 35N, European Datum coordinates of the approximate center of the Project are 636,000E, 4,358,000N.

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Figure from OreWin, 2019
Figure 1-1: Project Area Location Map
EMX completed the purchase of the Gediktepe Royalties based upon the terms and conditions of the Royalty Purchase Agreement with SSR Mining and certain of its subsidiaries to purchase the Royalty Portfolio. The Royalty Portfolio included the Gediktepe Royalties consisting of: (i) a perpetual 10% NSR royalty over metals produced from the oxide zone (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone (predominantly copper, zinc, lead, silver, and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold equivalent as referenced from the 2019 Share Purchase Agreement between Alacer and Lidya).
The following Project license and permits have been confirmed as being current and in good standing.
•The General Directorate of Mining and Petroleum Affairs (GDMPA) approved the merging of Operating License (OL) 20054077 and Exploration License (EL) 201400291 into one OL (RN 85535) on July 29, 2016. RN 85535 is valid until June 23, 2036. The Gediktepe OL (RN 85535) covers a total area of 1,486.99 ha and is held by Polimetal (now wholly owned by Lidya).
•On February 21, 2018, the GDMPA also approved Polimetal's application for a production permit for clay and aggregate for three locations within RN 85535.
The Gediktepe mining licenses do not have any associated royalties to a third party other than EMX's Gediktepe Royalties and a government royalty, which consists of royalty rates defined by commodity and metal price.
As of the effective dates of the PFS19 and TR20 reports, a series of final permits were pending in anticipation of a follow-on Feasibility Study and initiation of construction. However, it is known from site visits conducted by DAMA in 2021 that Project construction and initial mining of the oxide phase of the Project had commenced, implying that the necessary permits had been received.
To DAMA's knowledge, there are no significant factors or risks that may affect access, title, or the right ability to perform work on the Project, and by extension Lidya's ability to meet its royalty payment obligations to EMX.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Project is located 67 km (air distance) southeast of Balıkesir Province center and 38 km east-southeast of the Bigadiç township. It is accessed along 102 km of paved road from the city of Balıkesir (population 1,189,075) on highway D555 through the town of Bigadiç (population 48,470). The closest settlements to the Gediktepe Project site are the Hacıömerderesi neighborhood, the Aşıderesi neighborhood, affiliated with the Hacıömerderesi neighborhood, and the Meyvalı neighborhood.

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The terrain at the Project is mountainous with steep erosional valleys. Elevations in the Project area range from 974-1,482 m above sea level (masl). Coniferous trees cover most of the Project site, with occasional open meadows in areas of less-steep terrain.
The local climate is hot and arid during the summer and warm during the fall. There is snow from December through February but typically not as a significant accumulation. Spring is often the rainy period.
The main economic income sources in the area are forestry, agriculture, and animal husbandry.
As of the effective dates of PFS19 and the TR20 reports, an adequate water supply system needed to be established for the Project as there was no developed system in the area capable of supporting a project of Gediktepe's size. From DAMA's site visits, it appears that Lidya has been taking the steps to develop a pipeline to provide the necessary water for the Project.
A 39.6 km-long 34.5 kV power transmission line (PTL) was constructed between Dursunbey substation and Kürendere to provide power to the Project. This PTL will provide adequate electrical power for site operations.
Given Gediktepe's physiographic and climatic conditions DAMA believes that year-round operations of the Project are possible. Adequate local manpower is available to support mining operations. To DAMA's knowledge, with adequate power and access to suitable areas for Project infrastructure, the principal contingency requiring final confirmation of resolution is Polimetal's completion of the pipeline to provide an adequate water supply for the Project.
Geology
The Gediktepe regional geology comprises Upper Paleozoic metamorphic rocks and Lower to Middle Miocene intrusives and volcanics. These rocks are stratigraphically overlain by Triassic carbonates and fragmental units, Jurassic limestone, and an Upper Cretaceous ophiolitic mélange. Oligocene and Lower Miocene intrusions cut the Paleozoic metamorphic and Upper Cretaceous ophiolitic rocks, establishing in the region what is now called the Alaçam Mountains granites, which outcrop in an arc-shaped geometry over an area of nearly 30 km2. Lower Miocene volcanic rocks are positioned stratigraphically above Paleozoic to Upper Paleozoic metamorphics and Upper Cretaceous ophiolitic mélanges.
Upper Paleozoic metamorphics are the most common units at Gediktepe, with the stratigraphic sequence, from top to bottom, being:
•Dacite and Pyroclastic (top)
•Calcschist
•Feldspar-Quartz Schist
•Chlorite-Sericite Schist
•Quartz Schist (bottom)
The second-most common rocks at the Project are the Lower to Middle Miocene volcanics, observable around Karadikmen Hill, southwest of Gediktepe. These rocks are comprised of altered dacite-rhyodacites characterized by lava flows and pyroclastics.
The youngest units at the Project are mineralized gossan and ferricrete, along with talus, colluvium, and alluvium, all being weathering products of the host rock.
Mineralization and Deposit Type
The Project is a massive sulfide deposit hosted in schists. The sulfide zone is polymetallic with potentially economic values of zinc, copper, gold, and silver. The upper portions of the Gediktepe deposit have been weathered, leached, and oxidized by naturally occurring acidic surface water and ground water. The oxide zone hosts gold-silver mineralization, but is nearly devoid of base metals.
Mineralization at the Project is associated with greenschist facies units that are interpreted to represent massive sulfide deposition that was syngenetic with sedimentary units. These units are now elongated along a north-easterly trending structural zone that has been metamorphosed to schist. The massive sulfide-type mineralization occurs as lens-shaped units trending north-easterly and dipping at approximately 20° to 40° to the northwest. The major sulfide zone minerals are sphalerite and chalcopyrite. Pyrite is ubiquitous.

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Potentially economic gold-silver-copper-zinc mineralization is present to varying degrees, and is divided into five main types, as summarized in Table 1-1.
Table 1-1: Mineralization Types

Horizon	Mineralization Type
Oxide	Gossan
Sulfide	Massive Pyrite
Massive Pyrite-Magnetite
Enriched
Disseminated Sulfide

Table from OreWin, 2019
The units are cut by later north-westerly trending post-mineralization structures.
The characteristics of the Gediktepe mineralization have been interpreted as a convex-up massive sulfide type deposit, which implies a syngenetic style of sulfide mineralization. Subsequent weathering and oxidation are responsible for the development of the oxide and gossan horizons.
History
Ownership History
The Gediktepe mining licenses are held by Polimetal Mining Industry and Trade Inc., otherwise known as Polimetal Madencilik San. ve Tic. A.Ş., which was formed in 2011 as a joint venture (JV) company between Lidya (50%) and Alacer (50%). The Gediktepe deposit was discovered in 2012-2013 by the JV. Alacer entered into an agreement (the "2019 Share Purchase Agreement") with Lidya in July 2019 to sell its 50% non-operating ownership interest in the Project to Lidya, whereby Alacer retained the Gediktepe Royalties, consisting of a) a 10% NSR royalty on all oxide ore production, and b) a 2% NSR on all sulfide ore production. The sale to Lidya resulted in Lidya consolidating 100% control of Polimetal and the Gediktepe Project. Subsequently, Alacer and SSR Mining completed a merger transaction in September 2020, whereby Alacer became a wholly owned subsidiary of SSR Mining. EMX purchased the Gediktepe Royalties from SSR Mining upon closing of the Royalty Purchase Agreement on October 21, 2021.
Historical Exploration and Drilling
There were five phases of core (DD) and reverse circulation (RC) exploration drilling at Gediktepe, commencing in 2013 and ending in 2018. This resulted in 438 DD holes totaling 56,898 meters and 191 RC holes totaling 13,229 meters. Of the total drillhole database, a subset of drilling comprised of 624 DD and RC holes totaling 68,968 m was used for geological modelling and resource estimation work in the PFS19 report by OreWin.
Historical Grade Estimation
Historical resource block model grades were estimated using either ordinary kriging (OK) or inverse distance weighting to the power of two (ID2). Depending on the domain being estimated, composites of either 1 m or 2 m (notional) length were used. The modelled estimates were assessed for levels of geological confidence, and classified into Measured, Indicated, and Inferred categories, referencing CIM guidelines (CIM, 2014). The Mineral Resource tonnages and grades were reported using NSR cut-offs and constrained within an optimized pit.
Historical Mineral Resources
The PFS19 historical Measured, Indicated, and Inferred Mineral Resources and combined Measured plus Indicated Resources for the Project at specified NSR cut-offs are presented in Table 1-2. The more-detailed breakdown of Mineral Resources by mineralogy-type is included in Section 6 of the Technical Report.

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Table 1-2 summarizes "Historical Estimates" within the meaning of NI 43-101. The source of the estimates is Section 14 of PFS19, as repeated in TR20. The historical estimates set forth in Table 1-2 do not use categories of mineral resources other than the ones set out in the CIM Definition Standards and Section 1.2 of NI 43-101. For further details on the parameters utilized in the estimates, the reader is referred to Section 14 of PFS19.
A qualified person has not performed sufficient work to classify the historical resource estimates as current mineral resources, and DAMA is not treating the historical estimates as current. Significant data compilation, confirmation drilling, re-sampling and data verification may be required by, or under the supervision of, a qualified person before the historical estimates can be classified as current mineral resources. The historical resource estimates are considered to be relevant and are presented for the purpose of describing the extent and nature of mineralization as presently understood. The historical resource estimates should not be relied upon until verified by a qualified person.
Table 1-2: Historical Gediktepe PFS19 Mineral Resources

MEASURED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	-	-	-	-	-	-	-	-	-	-
Total Sulfide	3,999	0.67	25.1	1.01	1.83	0.34	86	3,221	40	73
Total Measured	3,999	0.67	25.1	1.01	1.83	0.34	86	3,221	40	73

INDICATED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	2,674	2.71	66.3	0.1	0.1	0.47	233	5,703	3	3
Total Sulfide	23,544	0.74	27.6	0.85	1.69	0.33	560	20,865	200	399
Total Indicated	26,217	0.94	31.5	0.78	1.53	0.34	792	26,568	203	402

INFERRED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	23	0.95	21.8	0.23	0.14	0.12	1	16	0	0
Total Sulfide	2,958	0.53	20.2	0.76	1.16	0.27	51	1,926	22	34
Total Inferred	2,981	0.54	20.3	0.76	1.16	0.27	51	1,941	23	34

MEASURED + INDICATED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	2,674	2.71	66.3	0.1	0.1	0.47	233	5,703	3	3
Total Sulfide	27,542	0.73	27.2	0.87	1.71	0.33	645	24,086	241	472
Total M + I	30,216	0.9	30.7	0.81	1.57	0.34	878	29,790	243	475
Table from OreWin, 2019
Notes (reference to Mineral Resources is used in the context as Historical Mineral Resources):
1.CIM definitions were followed for the Mineral Resources.
2.Effective Date of the Mineral Resources is March 5, 2019.
3.Mineral Resources were estimated within geologic domains by either ordinary kriging or inverse distance.

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4.Mineral Resources are reported at NSR cut-offs of $20.72/t for oxide and $17.79/t for sulfide using the mineral reserve metal prices x 1.14 (+14%) and variable metal recoveries according to material and mineralization type (refer to Table 1-3 of this Technical Report and the PFS19 report for details).
5.Mineral Resources have been constrained using an optimized pit shell, to reflect reasonable prospects of economic extraction.
6.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.Mineral Resources are inclusive of Mineral Reserves, except for mining losses and grade dilution, which are determined through re-blocking of the resource model after declaration of the Mineral Resource.
8.Mineral Resources are quoted on a 100% project basis.
9.Totals may not match due to rounding.
Historical Mineral Reserves
The historical PFS19 Gediktepe Mineral Reserves, reported according to the CIM guidelines, are summarized in Table 1-3. Due to their polymetallic nature, the oxide and sulfide portions of the historical Mineral Reserves are quoted at different NSR cut-offs based on metal prices, metal recoveries, and on and off-site processing costs.
Table 1-3 summarizes "Historical Estimates" within the meaning of NI 43-101. The source of the estimates is Section 15 of PFS19, as repeated in TR20. The historical estimates set forth in Table 1-3 do not use categories of mineral reserves other than the ones set out in the CIM Definition Standards and Section 1.3 of NI 43-101. For further details on the parameters utilized in the estimates, the reader is referred to Section 15 of PFS19.
A qualified person has not performed sufficient work to classify the historical reserve estimates as current mineral reserves, and DAMA is not treating the historical estimates as current mineral reserves. Significant data compilation, confirmation drilling, re-sampling, data verification and updating of metal prices, engineering assumptions, and economic parameters may be required by a qualified person before the historical estimates can be classified as current. The historical reserve estimates are considered to be relevant and are presented for informational purposes to describe the extent and nature of mineralization on the Project as presently understood. The historical reserve estimates should not be relied upon until verified by a qualified person.
Table 1-3: Historical Gediktepe PFS19 Mineral Reserves

Classification	Tonnes (kt)	Grade				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Oxide
Proven	-	-	-	-	-	-	-	-	-
Probable	2,755	2.34	56.7	-	-	207	5,020	-	-
Proven & Probable	2,755	2.34	56.7	-	-	207	5,020	-	-
Sulfide
Proven	3,620	0.68	26.7	1.03	1.93	79	3,105	37	70
Probable	14,960	0.89	33.1	0.89	1.99	429	15,903	133	298
Proven & Probable	18,580	0.85	31.8	0.92	1.98	509	19,008	170	368
Table from OreWin, 2019
Notes (reference to Mineral Reserves is used in the context as Historical Mineral Reserves):
1CIM definitions were followed for the Mineral Reserves.
2Effective Date of the Mineral Reserve is March 5, 2019.
3Mineral Reserves were reported using an NSR based on metal prices of $1,300/oz Au, $18.5/oz Ag, $3.30/lb Cu, and $1.28/lb Zn, smelter terms for treatment and refining charges and transport including ocean freight for sulfide concentrates.
4Cut-offs applied were: oxide $20.67/t and sulfide $17.74/t. Additionally, enriched mineralization with a Cu/Zn grade ratio < 0.75 is considered to be waste.
5Reported Mineral Reserves incorporate and include mining losses and grade dilution that are not reported in the Mineral Resource.
6Only Measured Mineral Resources (and dilution) were used to report Proven Mineral Reserves and only Indicated Mineral Resources (and dilution) were used to report Probable Mineral Reserves.

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(Expressed in U.S. Dollars, except where indicated)
7Mineral Reserves are a subset of, not additive to, the Mineral Resources and are quoted on a 100% project basis.
8Totals may not match due to rounding.
Historical Mining Methods
The historical PFS19 and TR20 reports propose a conventional open pit mining operation using excavators and trucks. The operation will start with the oxide zone of the deposit based on AMC Consultants Pty Ltd's ("AMC") and Lidya's mining studies. After finishing the oxide zone, the sulfide zone of the reserve will be produced. Open pit mining will be carried out by conventional diesel-powered truck and excavator, with small mining equipment (3-4 m3-excavator) used for selective mining. An experienced mining contractor will be employed for both waste removal and ore mining. The mining activities will be supervised by Lidya's team. The oxide zone operation will be performed on benches of 5 m considering ore control block dimension & slope. The operation bench height might have to change to 2.5 m as sulfide zone mining starts in order to be more selective and to decrease dilution.
Historical Recovery Methods
The laboratory metallurgical test work programs demonstrated that oxide and sulfide types of material require different treatment methods for the Gediktepe deposit.
In the treatment of oxide material, two different cyanidation alternatives have been described in the PFS19 and TR20 reports. One flowsheet alternative summarized in PFS19 is a heap leach circuit with application of 45 days cyanidation followed by Merrill Crowe processing (zinc precipitation) to produce gold-silver dore. The other alternative proposed in the PFS19 is carbon in pulp (CIP) circuit comprising metal adsorption onto carbon, desorption of recovered metal and refining. The TR20 report focused entirely on a refined heap leach - Merrill Crowe recovery approach.
The sulfide sample test results showed that saleable flotation concentrate products can be produced from conventional comminution and flotation processes.
Historical Site Infrastructure
The Project requires several infrastructure items in order to operate, including: Heap Leach Pad, Waste Storage Facility, Water and Power Supply, Access Road, Mine Site Buildings, and Water Diversion Channels. Additional infrastructures will be added during the sulfide ore stage which include a Tailing Storage Facility (TSF), ROM Pad and Stockpile Area, and both Copper and Zinc Concentrate Areas.
Historical Environmental Studies, Permitting and Social or Community Impact
Various environmental baseline studies are described in PFS19 including an EIA. Another EIA report will be compiled when the Project design is finalized at the end of the Project feasibility studies, which remains pending as of the effective date of this Technical Report. The Project has had the support of the local community since 2012. There are no protection areas near the Project area.
Historical Other Relevant Data and Information
Various components of other relevant data and information have been addressed in TR20. The Project execution plan developed by Lidya includes two main stages; 1) Finalize detailed design and construction of the oxide portion of the Project, and 2) Further feasibility studies of the sulfide portion of the Project. Progress regarding the execution plan was observed during DAMA's site visits as outlined in Section 12 of the Technical Report.
Historical Conclusions and Recommendations
Recommendations from PFS19 and TR20 are included for the Mineral Resources, Mining Methods, Process and Metallurgical Test Work, and Site Infrastructure. Historical PFS19 and TR20 suggest further work be completed to reduce uncertainty in

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resource classification categories, mining methods, processing and metallurgical of sulfides, and infrastructure design in order to complete a feasibility study.
Data Verification
Polimetal (Lidya) granted DAMA (Sabri Karahan, General Manager, and Mustafa Atalay, Senior Geologist, CPG) and EMX personnel (Eric Jensen, EMX General Manager of Exploration) two limited pre-planned site visits. These site visits were on August 16, 2021, and December 9, 2021. EMX has requested access to technical and other key data (e.g., ESG, permitting, etc.) from Polimetal (Lidya). However, these requests have not yet been granted as of the effective date of this Technical Report.
EMX will continue seeking access to key data to further understand the Gediktepe Project's exploration potential, resources and reserves, and anticipated near term and life of mine production schedules.
Conclusions and Recommendations
Based upon the historical information available from the pre-feasibility reports, and a more recent internal report provided by Lidya, DAMA is unaware of any significant factors or risks that may affect access, title, or the right or ability for Polimetal (Lidya) to continue to advance the Project to commercial production. The Project is covered by EMX NSR royalty interests as described in this Technical Report. Conclusions and recommendations include:
•Resource classification categories assigned to Gediktepe estimates are sufficient for a prefeasibility assessment. However, more work is recommended in an effort to reduce uncertainty associated with variations in confidence levels of the resource classification categories.
•A more detailed plan will need to be outlined to maintain grade control with a high degree of accuracy.
•Mining studies have outlined a robust starter project focusing on the oxide portion of the deposit. As mining continues, precise pit slope excavation and management of in-pit water are crucial to liberate sulfide material found at the bottom of the pit and avoid prohibitive declines in recoveries.
•Polimetal (Lidya) selected a two stage crushing, conventional heap - Merrill Crowe processing flowsheet. DAMA has noted the following risks for oxide processing: "clayey' nature of ore during blending, slumping in open pit operations, and accumulation of copper in leach solution during oxide processing. DAMA recommends further investigation, clarification, and planning be conducted to resolve these risks.
•For the sulfide ore, OreWin identified risks associated with processing of enriched ore due to the pre-activation of zinc. OreWin recommends careful management of stockpile residence time to mitigate this risk. DAMA agrees with OreWin's assessment."

Description of Capital Structure
EMX's authorized capital consists of two classes of equity securities, the Common Shares, of which there are an unlimited number, and an unlimited number of preferred shares without par value.
As of March 12, 2025, EMX had 108,800,540 Common Shares and no preferred shares issued and outstanding. All of the issued Common Shares are fully paid and not subject to any future call or assessment. The Common Shares rank equally as to voting rights, participation and distribution of EMX's assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of EMX. Each Common Share carries one vote at such meetings. Holders of Common Shares are also entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of EMX as may be distributable to such holders.

Dividends
EMX has not, since its incorporation, paid any dividends on any of its Common Shares. EMX has no present intention to pay dividends, but EMX's Board of Directors will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors. See “Risks and Uncertainties – Return on Investment Risk” above. The Company is prohibited from paying any dividend which would render it insolvent.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Market for Securities
The Common Shares are traded in Canada on the TSX-V and in the United States of America on the NYSE American under the symbol “EMX”.
The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX-V during the periods indicated:

	High (C$)	Low (C$)	Volume
January 2024	2.17	1.96	432,200
February 2024	2.09	1.91	543,200
March 2024	2.44	2.34	516,900
April 2024	2.89	2.39	938,900
May 2024	2.92	2.41	638,300
June 2024	2.65	2.40	408,800
July 2024	2.71	2.45	245,400
August 2024	2.52	2.21	482,700
September 2024	2.57	2.16	327,000
October 2024	2.84	2.34	592,900
November 2024	2.61	2.38	439,500
December 2024	2.59	2.35	415,900
The following sets forth the high and low market prices and the volume of the Common Shares traded on the NYSE American during the periods indicated:

	High (US$)	Low (US$)	Volume
January 2024	1.63	1.46	4,634,400
February 2024	1.56	1.41	4,223,700
March 2024	1.81	1.51	5,234,800
April 2024	2.10	1.75	9,392,400
May 2024	2.15	1.76	8,657,000
June 2024	1.96	1.76	5,137,700
July 2024	1.99	1.77	4,784,100
August 2024	1.85	1.59	6,551,800
September 2024	1.91	1.59	5,387,900
October 2024	2.04	1.71	5,682,900
November 2024	1.88	1.69	5,766,700
December 2024	1.84	1.65	5,956,400

Directors and Officers
The name, province or state and country of residence and position with the Company of each director and executive officer of the Company, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years, effective on the date of this AIF, is as follows:

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

Name, Place of Residence and Position with Company (1)	Present and Principal Occupation during the last five years	Positions Held and Date of Appointment
Dawson Brisco (2) (3) (5) Nova Scotia Canada	– President and CEO of Morien Resources Corp., a Canadian mining royalty company specialized in bulk commodities, 2018 to Present. – Independent Director of the Mining Association of Nova Scotia	Director April 29, 2024
Christina Cepeliauskas British Columbia Canada	–Chief Administrative Officer of the Company, July 2020 to present. –Former Chief Financial Officer of the Company from September 2008 to June 2020.	Chief Administrative Officer July 1, 2020
David Cole Colorado United States of America	–President and CEO of the Company, March 2003 to present.	President, CEO and Director November 24, 2003
Rocio Echegaray British Columbia Canada	–Corporate Secretary of the Company, November 2019 to present. –Corporate Secretary of Prophecy Development Corp. from March 2019 to November 2019.	Corporate Secretary November 18, 2019
Sunny Lowe (2) (4) (5) Ontario Canada
–Chief Financial Officer of Highlander Silver Corp. (CSE: HSLV), a company advancing a portfolio of silver exploration and development assets in the Americas (January 2025 to Present).
– Former Chief Financial Officer of Solaris Resources Inc. (TSX: SLS), a multi-asset copper company exploring and developing in the Americas (2021 to 2024).
– Former Chief Financial Officer of INV Metals Inc. (TSX: INV), a Canadian mineral resource company (2018 to 2021).

Director June 30, 2021
Henrik Lundin (3) (4) (5) Oslo Norway
–Advanced Reservoir Engineer at Aker BP ASA, an oil & gas company.
–Director of United Lithium Corp., an exploration & development company.
–Director of Transition Energy Int. AB., a private Swedish company.
–Former Chairman and director of Gold Line Resources Ltd., a Canadian mineral exploration company (2020 - 2021).
–Director of First Nordic Metals from January 2025 to Present.

Director June 30, 2021
Douglas Reed British Columbia Canada
– Chief Accounting Officer of the Company, October 1, 2024 to Present
– Former Chief Financial Officer of the Company, July 2020 to October 1, 2024.
– Former Corporate Controller of EMX Royalty Corporation from August 2010 to June 2020.

Chief Accounting Officer October 1, 2024
Geoff Smith (2) (3) (4) Ontario Canada
– Current Vice President, Corporate Development & Commercial of Denison Mines Corp, a uranium exploration and development company.
– Director of Cosa Resources Corp.
– Former President and COO of Carbon Streaming Corporation, an ESG principled company offering investors exposure to carbon credits.
– Former Managing Director in Scotiabank's investment banking division.

Director July 5, 2022
Stefan Wenger Colorado United States of America
– Chief Financial Officer of the Company, October 2024 to Present.
– Director of Ridgeline Royalties Inc., the leading source of royalty and stream financing for miners that supply the clean energy marketplace.
– Director of the Columbine Country Club.
– Director of UV-Concepts, Inc., a private company based in Colorado since November 2018.

Chief Financial Officer October 1, 2024
Michael Winn California United States of America	–Executive Chairman of the Company, May 2012 to Present. –President of Seabord Capital Corp. (private consulting company). –Director and officer of various public and private resource companies.	Chairman May 23, 2012 Director November 24, 2003

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
1.The information as to country of residence and principal occupation has been furnished by the respective directors and officers individually.
2.Denotes member of the Audit Committee.
3.Denotes member of the Compensation Committee.
4.Denotes member of the Environmental Social and Governance Committee
5.Denotes member of the Nominating Committee
Each director's term of office expires at the next annual general meeting of EMX's shareholders.
Shareholdings of Directors and Executive Officers
As at March 12, 2025, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,892,327 Common Shares representing approximately 5.4% of the outstanding Common Shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Corporate Cease Trade Orders
No current director or executive officer of EMX is, or within the ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including EMX), that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued:
▪while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
▪after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Bankruptcy
To the best of EMX's knowledge, no director, executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:
•is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including EMX) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
•has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
Penalties and Sanctions
To the knowledge of EMX, as at the date of this AIF, no current director, executive officer, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:
•any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
•any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Conflicts of Interest
To the best of EMX’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between EMX and any director or officer of EMX, except that certain directors and officers of EMX may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict may arise. See “Risks and Uncertainties – Conflicts of Interest” for more details. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from attending the portion of the meeting dedicated to discussing any matter in which such directors may have a conflict of interest or voting on such matter in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.
Audit Committee Information
Information Concerning the Audit Committee of the Company, as required by National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators., is provided in Schedule A to this AIF.

Legal Proceedings and Regulatory Actions
To the best of the Company’s knowledge, the Company is not and was not, during the year ended December 31, 2024 a party to any legal proceeding, nor is any of its property, nor was any of its property during the year ended December 31, 2024, the subject of any legal proceedings. As at the date hereof, no such legal proceedings are known to be contemplated.
There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the year ended December 31, 2024, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2024.

Interests of Management and Others in Material Transactions
Other than as described in this AIF, within the three most recently completed financial years or during the current financial year (i) no director or executive officer of EMX, (ii) no person or company that is, as of the date hereof, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of EMX's outstanding securities, and (iii) no associate or affiliate of any person or company referred to in either (i) or (ii) above, has or had any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect EMX or any of its subsidiaries.

Transfer Agent and Registrar
The transfer agent and registrar for EMX is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia, Canada.

Material Contracts
The material contracts of the Company entered into during the financial year ended December 31, 2024, or before such time that are still in effect, other than contracts entered into in the ordinary course of business:
1.Timok Royalties – as described above under “General Development of the Business” and “Mineral Properties”
a.Royalty Sale Agreement between the Company and Euromax Resources Ltd (“Euromax”) for acquisition of Euromax’s NSR royalty interests over the Timok Project dated June 7, 2013 for consideration of C$200,000 (the “Royalty Sale Agreement”).
b.Agreement for assignment of the NSR royalty interests over the Timok Project to the Company between the Company and Euromax dated June 7, 2013 and entered into pursuant to the Royalty Sale Agreement.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
c.Timok Royalty Agreement between Reservoir Capital Corp. and Euromax with respect to the NSR royalty interests over the Timok Project dated March 16, 2010.
2.SSR Acquisition – as described above under “General Development of the Business”
a.Royalty Purchase Agreement between the Company and SSR and certain of its subsidiaries for acquisition of SSR’s royalty portfolio dated July 29, 2021 for consideration of up to US$100,000,000, as amended and restated pursuant to the Amended and Restated Royalty Purchase Agreement between the Company and certain of its subsidiaries and SSR Mining and certain of its subsidiaries dated October 15, 2021.
3.Franco-Nevada Credit Facility – as described above under “General Development of the Business”
a.Franco-Nevada Credit Agreement among the Company, EMX Chile SpA and Franco-Nevada GLW Holdings Corp. dated June 19, 2024 in the amount of US$35,000,000.
4.Caserones Acquisition – as described above under “General Development of the Business” and “Mineral Properties”
a.The Share Purchase Agreements between the Company and certain Caserones vendors for acquisition of the vendors’ share interest in the Caserones mine royalty dated August 19, 2021 and September 2, 2021 for consideration of US$34,100,000.
b.The Share Purchase Agreements between the Company and certain Caserones vendors for acquisition of the vendors’ share interest in the Caserones mine royalty dated April 14, 2022 and May 12, 2022 for consideration of US$25,742,000.

Interests of Experts
Names of Experts
The following persons, firms and companies are named as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators by the Company during or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

Name	Description
Davidson and Company LLP, Chartered Professional Accountants	Independent Auditors, Report of Independent Registered Public Accounting Firm dated March 12, 2025 for the consolidated financial statements as at and for the years ended December 31, 2024 and 2023.
Kevin Francis, SME Registered Member Mineral Resource Management LLC
Qualified Person and Author of the Timok Technical Report. See “Websites, Third Party and Technical Information” for scientific and technical disclosure contained in this AIF that this Qualified Person has reviewed, verified and approved.

•Mustafa ATALAY, M.Sc., CPG.
Senior Geologist, Dama Engineering
•Selim YILMAZ, M.Sc., MIMMM
Senior Mining and Mineral Processing Engineer, Dama Engineering.
•Arif Umutcan GELİŞEN, B.Sc., MIMMM
Senior Mining and Mineral Processing Engineer, Dama Engineering
•DAMA Engineering Inc.
Qualified Persons and Authors of the Gediktepe Technical Report. See “Third Party and Technical Information” for scientific and technical disclosure contained in this AIF that these Qualified Persons have reviewed, verified and approved.
Mark Ramirez, SME Registered Member
Qualified Person and a consultant of the Company. See “Websites, Third Party and Technical Information” for scientific and technical disclosure contained in this AIF that this Qualified Person has reviewed, verified and approved.

Dr. Eric P. Jensen, CPG
Qualified Person and employee of the Company. See “Websites, Third Party and Technical Information” for scientific and technical disclosure contained in this AIF that this Qualified Person has reviewed, verified and approved.

Michael P. Sheehan, CPG
Qualified Person and employee of the Company. See “Websites, Third Party and Technical Information” for scientific and technical disclosure contained in this AIF that this Qualified Person has reviewed, verified and approved.

Interests of Experts
Davidson and Company LLP has advised the Company that it is independent of the Company within the rules of professional conduct of the Chartered Professional Accountants of British Columbia; and within the meaning of the federal securities laws administered by the Securities and Exchange Commission and the Canadian Public Company Accounting Oversight Board Ethics and Independence Rules and Standards.
To the Company's knowledge, none of the experts named in the foregoing section (other than Eric Jensen and Michael Sheehan) had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company. Each of Eric Jensen and Michael Sheehan own less than 1% of the outstanding securities of the Company.
None of such experts (other than Eric Jensen and Michael Sheehan) nor director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associated or affiliate of the Company. Each of Eric Jensen and Michael Sheehan are employees of the Company.

Additional Information
Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the Company's Management's Information Circular dated May 14, 2024 prepared in connection with its annual general and special meeting of shareholders held on June 28, 2024. The Company’s Management Information Circular for the year ended December 31, 2024 will be prepared in connection with the Company’s annual general meeting of shareholders for the year ended December 31, 2024, which will be available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
Additional financial information is provided in the Company's financial statements and management's discussion and analysis for the financial year ended December 31, 2024, all of which are filed on SEDAR+. See Schedules A and B for the Audit Committee's charter and particulars of related matters.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Other additional information related to the Company may be found on SEDAR+ at www.sedarplus.ca.
SCHEDULE A
AUDIT COMMITTEE CHARTER
I.MANDATE
The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of EMX Royalty Corporation (together with its subsidiaries, the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the auditing of the financial statements of the Company. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to:
(a)monitor the quality and integrity of the Company's financial statements and other financial information;
(b)ensure the Company's financial statements and other publicly available information complies with legal and regulatory requirements;
(c)appoint, compensate, retain and oversee of the work of the Company's independent external auditor (the “Auditor”); and
(d)review the performance of the Company's internal accounting procedures.
II.STRUCTURE
A.Composition
The Committee shall be comprised of at least three directors of the Company, each of whom meets the independence, financial literacy and other requirements set out below.
Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules, including the requirements of National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange (collectively, the “AC Rules”) unless an exemption is available.
No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory or other “compensatory fee” (as such term is defined under applicable AC Rules) from, or be an “affiliated person” (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.
No member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.
Each member of the Committee must be able to read and understand financial statements of the nature and form issued by the Company.
At least one member of the Committee must be “financially sophisticated” in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. An “audit committee financial expert” (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K under the United States Securities Act of 1933, as amended) is presumed to qualify as financially sophisticated.
In accordance with the Company's Articles, the members of the Committee shall be appointed by the Board following the Board's affirmative determination of such member's independence and shall serve until such member's successor is duly elected and qualified or until the earlier of (i) the end of the next annual general meeting of the Company's shareholders; (ii) the death of the member, or (iii) the resignation, disqualification or removal of the member. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
B.Chair
Unless the Board appoints a Chair of the Committee (the “Committee Chair”), the members of the Committee shall elect one member of the Committee as the Committee Chair by the majority vote of all of the members of the Committee. The Committee Chair shall call, set the agendas for, and chair all meetings of, the Committee.
C.Sub-Committees
The Committee may form and delegate authority to subcommittees consisting of one or more members of the Committee when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.
D.Meetings and Quorum
(a)The Committee shall meet in person or by conference call as frequently as necessary to fulfil its duties respecting the Company's quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter.
(b)At each meeting, a quorum shall consist of a majority of members comprising the Committee.
(c)With the assistance of the Corporate Secretary of the Company, the Committee Chair shall be responsible for calling the meetings of the Committee, establishing meeting agendas with input from management and supervising the conduct of the meetings.
(d)Any member of the Committee, the Auditor, the Chairman of the Board or the Chief Financial Officer may also call a meeting by notifying the Company's Secretary who shall notify the members of the Committee.
(e)The Committee shall maintain minutes of its meetings, report regularly to the Board on its activities, and make recommendations to the Board as appropriate.
(f)The minutes of all meetings shall be recorded by the Corporate Secretary of the Company or such other person as appointed by the Committee Chair.
(g)The Committee shall meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.
(h)The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Committee Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.
(i)As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.
(j)The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities. Further, the Committee may hold unscheduled or scheduled meetings at which only members who are independent directors are present.
III.DUTIES
A.Introduction
The following functions shall be the common recurring duties of the Committee in carrying out its mandate as outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the mandate of the Committee as outlined in Section I of this Charter.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.
The Committee shall be given full access to the Company's internal accounting staff, books and records, managers, other staff and the Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.
The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to the Auditor or any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any independent counsel or other advisors employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee's duties.
B.Powers and Responsibilities
The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:
Independence of Auditor
(a)Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.
(b)Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.
(c)Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.
(d)Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.
Performance & Completion by Auditor of its Work
(e)Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.
(f)Review annually the performance of the Auditor and recommend to the Board either (i) to appoint a new Auditor or (ii) that the existing Auditor be re-elected.
(g)Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:
i.constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;
ii.were not recognized by the Company at the time of the engagement to be non- audit services; and
iii.are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Preparation of Financial Statements
(h)Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.
(i)Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.
(j)Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.
(k)Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
(l)Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:
i.The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.
ii.Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.
iii.The qualifications and performance of the lead engagement partner to ensure that such partner has not served in that capacity for more than five fiscal periods and that the engagement team has the experience and competence to perform an appropriate audit.
Public Disclosure by the Company
(m)Review the Company's annual and quarterly financial statements, management discussion and analysis respecting earnings and provide the Committee's recommendation to the Board regarding this information.
(n)Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure, including any news releases, of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.
(o)Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.
Related Party Business Transactions
(p)Review and approve related business party transactions if required under applicable AC Rules.
Manner of Carrying Out its Mandate
(q)Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(r)Request that any officer or employee of the Company or the Company's outside counsel or Auditor attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.
(s)Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
(t)Meet separately, if it deems it necessary or appropriate, with management and the Auditor.
(u)Make periodic reports to the Board as necessary or required.
(v)Review and reassess the performance of the Committee and the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.
(w)Provide an open avenue of communication between the Auditor and the Board.
(x)Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.
(y)Review the adequacy of the Company's internal accounting and disclosure systems and its financial auditing and accounting organization and systems.
C.Whistle-Blower Policy
The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
D.Limitation of Committee's Role
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.
E.Performance Evaluations
The Committee shall prepare and review with the Board an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this Charter. The performance evaluation shall also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Committee Chair or any other member of the Committee designated by the Committee to make the report.
F.Review of Charter
Each year, the Committee will review the need for changes in this Charter and recommend any proposed changes to the Board for approval.
IV.MODIFICATION OR WAIVER
Any change in, or waiver of, this Charter must be reviewed and approved by the Board.
Any amendments or waivers of this Charter will be disclosed as required by applicable laws, rules or securities market regulations.
V.PUBLIC DISCLOSURE OF CHARTER
This Charter will be included on the Company's website.
This Charter, as amended, was approved by the Board on February 23, 2023.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
SCHEDULE B
AUDIT COMMITTEE MATTERS
Overview
The Audit Committee of the Board of Directors of EMX Royalty Corporation is principally responsible for
•recommending to the Board the external auditor to be nominated for election by the Company's shareholders at each annual general meeting and negotiating the compensation of such external auditor.
•overseeing the work of the external auditor.
•reviewing the Company's annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company.
•reviewing the Company's financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.
Composition of the Audit Committee
The Audit Committee consists of three directors all of whom are independent and financially literate. In addition, the Company's governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, all of whom are not officers or employees of the Company. The Audit Committee complies with these requirements.
The following table sets out the names of the members of the Audit Committee and whether they are 'independent' and 'financially literate'.

Name of Member	Independent (1)	Financially Literate (2)
Sunny Lowe, Chair	Yes	Yes
Dawson Brisco	Yes	Yes
Geoff Smith	Yes	Yes
(1)To be considered to be independent, a member of the Committee must not have any direct or indirect 'material relationship' with the Company. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member's independent judgment.
(2)To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.
Relevant Education and Experience
The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:
1.an understanding of the accounting principles used by the Company to prepare its financial statements;
2.the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
3.experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
4.an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Dawson Brisco	Honours Bachelor of Science degree in Geology from Saint Mary’s University in Halifax, Nova Scotia
Mr. Brisco is a Professional Geologist with 20 years of mining industry and business development experience in a variety of roles in the bulk commodity, metals and energy sectors. He is currently the President and CEO of Morien Resources Corp., a Canadian mining royalty company specialized in bulk commodities, a position he has held since 2018. Prior to joining Morien, Mr. Brisco held numerous senior business development and technical roles including senior manager of an exploration alliance with Xstrata in Asia from 2005 to 2010. Mr. Brisco is also an independent Director of the Mining Association of Nova Scotia.

Sunny Lowe
Chartered Professional Accountants of Ontario and British Columbia - 2001
M.B.A and B.B.A
Schulich School of Business, York University, ON 1999-2002
Chartered Professional Accountants of Canada
International Taxation, 2008 - 2010
Harvard Business School, Boston, Massachusetts - 2012

Ms. Lowe brings over 20 years of capital markets, finance, and international accounting, tax and risk management experience mostly spent in the Mining Sector. Ms. Lowe is a Chartered Professional Accountant and holds an MBA from the Schulich School of Business at York University. She is currently the Chief Financial Officer of Highlander Silver Corp. Prior to that, Ms. Lowe was with Solaris Resources Inc. and with INV Metals both as Chief Financial Officer, at Kinross Gold Corporation, first as Vice President, Internal Audit & Enterprise Risk Management, and as Vice President, Finance, and at Inmet Mining, where she held a number of progressive leadership roles.
Ms. Lowe is also an independent Director of Prime Mining Corp.

Geoff Smith	Chartered Financial Analyst - 2011 Queens's University - 2005 Honours Bachelor of Commerce Degree
Mr. Smith brings to the board the benefit of 18 years of M&A and corporate finance experience. He served as President & Chief Operating Officer of Carbon Streaming Corporation. He had also served as Managing Director within Scotiabank’s investment banking division as part of a team that was critical to both structuring and financing billions of dollars of royalties and streams in the natural resource sector. Mr. Smith is currently the Vice President Corporate Development & Commercial of Denison mines Corp., and Director of Cosa Resources Corp.

Complaints
The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Company's accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.
The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Chairman of the Audit Committee only”. Further, if the applicable individual wishes to

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee.
Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.
The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.
The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.
Audit Committee Oversight
Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.
Reliance on Exemptions in NI 52-110
Since the commencement of the Company's most recently completed financial year, the Company has not relied on any exemption from NI 52-110, in whole or in part.
Pre-Approval Policies and Procedures
The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities - Performance & Completion by Auditor of its Work” of the Charter.
External Auditor Service Fees (By Category)
The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1) (C$)	Audit Related Fees (2) (C$)	Tax Fees (3) (C$)	All Other Fees (4) (C$)
December 31, 2023	350,000	83,000	Nil	4,500
December 31, 2024	418,000	91,000	Nil	Nil
(1)The aggregate fees billed by the Company's auditor for audit fees.
(2)The aggregate fees billed for assurance and related services by the Company's auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the 'Audit Fees' column.
(3)The aggregate fees billed for professional services rendered by the Company's auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Company's corporate tax returns.
(4)The aggregate fees billed for professional services in 2023 related to providing a comfort letter in connection with the Company's preliminary short form base shelf prospectus.

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Appendix A List of Royalty Assets

Producing Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Caserones	0.8306% NSR	Copper	Copper-Molybdenum	Lumina Copper / Lundin Mining	Chile
Timok – Cukaru Peki	0.3625% NSR	Copper	Copper-Gold	Zijin Mining	Serbia
Gediktepe Oxide / Sulfide	10% NSR Oxide / 2% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Türkiye
Balya	4% NSR & other payments	Polymetallic	Zinc-Lead-Silver	Esan	Türkiye
Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Türkiye
Gold Bar South – Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	USA, Nevada
Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	USA, Nevada

Advanced Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Stage	Operator	Location
Chapi	2% NSR	Copper	Copper	Resource Development / Mine Restart	Minera Pampa de Cobre	Peru
Viscaria	0.5 - 1% NSR	Copper	Copper (Iron)	Development Permitting	Gruvaktiebolaget Viscaria	Sweden
Diablillos	1% NSR	Precious Metals	Silver-Gold	Resource Development	AbraSilver Resources	Argentina
Berenguela	1% - 1.25% NSR	Copper	Copper-Silver-Manganese-Zinc	Resource Development	Aftermath Silver	Peru
San Marcial	0.75% NSR	Polymetallic	Silver-Gold-Zinc-Lead	Resource Development	GR Silver Mining Ltd	Mexico, Sinaloa
Challacollo	2% NSR	Precious Metals	Silver-Gold	Resource Development	Aftermath Silver	Chile
Parks Salyer – Sacaton	0.5% NSR & other payments	Copper	Copper	Development Permitting	Arizona Sonoran Copper	USA
Yenipazar	6% - 10% NPI	Polymetallic	Gold-Silver-Zinc-Copper-Lead	Feasibility	Virtus Mining/Trafigura	Türkiye
Tartan Lake	2% NSR	Precious Metals	Gold	Resource Development	Canadian Gold Corp	Canada, Manitoba
Kaukua	2% NSR	Battery Metals	PGE-Nickel-Copper-Gold	Resource Development	GT Resources Inc	Finland

Exploration Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
M18/Aguas Perdidas	1% NSR	Precious Metals	Silver	AbraSilver Resources	Argentina
Urasar	0.625% NSR	Precious Metals	Gold-Copper	Hayasa Metals Inc	Armenia
Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Australia, Queensland
Mt Steadman	2.5% NSR & other payments	Precious Metals	Gold	Mila Resources
Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Mila Resources
Yarrol	2.5% NSR & other payments	Precious Metals	Gold	Mila Resources
E&L Nickel Mountain	1% NSR	Battery Metals	Nickel-Copper-PGE	Garibaldi Resources	Canada, British Columbia
Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassiar Gold
Pyramid	1% NSR	Precious Metals	Gold	Norra Metals Corp

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Appendix A List of Royalty Assets

Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Canada, Ontario
Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Confederation Lake - Dixie Lake 17-18-19	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 2	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Kubera Gold
Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals
Ear Falls	3% NSR & other payments	Battery Metals	Lithium	Beyond Lithium
Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold
Gerry Lake	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Jean Lake	2% NSR & other payments	Precious Metals	Gold	Canada Nickel Company
Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath
Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Dryden Gold
McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Nabish Lake	3% NSR & other payments	Precious Metals	Gold	Heritage Mining
North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Shabu	1.5% NSR	Precious Metals	Gold	Taura Gold
South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino
Swain Lake	1.5% NSR	Precious Metals	Gold	Renegade Gold
Fernet	1% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Canada, Quebec
Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold
Colla Kananchiari	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corp	Chile
Juncal	1% NSR	Precious Metals	Gold	Austral Gold Ltd
Las Animas	1.5% NSR	Copper	Copper-Gold	Fuerte Metals Corp
Magallanes	1% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
San Valentino	1% NSR	Copper	Copper-Gold-Molybdenum	Fuerte Metals Corp
T4	1.5% NSR	Copper	Copper-Gold	Fuerte Metals Corp

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Appendix A List of Royalty Assets

Mustajärvi	1% NSR	Precious Metals	Gold-Silver	Firefox Gold Corp	Finland
Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	First Nordic Metals Corp
Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Haiti
Grand Bois & Surrounding Properties	0.5% NSR	Copper	Copper-Gold	Newmont Ventures Ltd
La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northwest	0.5% NSR	Copper	Copper-Gold	Newmont Ventures Ltd
El Mogote	2% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Mexico, Durango
San Agustin Sulfides	2% NSR	Precious Metals	Gold	Heliostar Metals Ltd
Bamble	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Londo Nickel Limited	Norway
Espedalen	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kendrick Resources
Flåt	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Londo Nickel Limited
Løkken	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Cobalt	Teako Minerals
Meråker	2.5% NSR & other payments	Polymetallic	Copper-Zinc	Lumira Energy Ltd
Mofjell - Mo-i-Rana	2.5% NSR, AAR’s & equity interest	Polymetallic	Copper-Lead-Zinc-Gold	Mahive Minerals AB
Råna	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kingsrose Mining Ltd
Sagvoll	2.5% NSR & other payments	Polymetallic	Nickel-Copper	Lumira Energy Ltd
Sulitjelma	2% NSR & other payments	Polymetallic	Copper-Zinc-Silver-Gold	Alpha Future Funds SCS
Jasikovo East - Durlan Potok	0.3625% NSR	Copper	Copper-Gold	Zijin Mining	Serbia
Timok – Corridor Zone (Brestovac West license)	2% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining
Adak	2.5% NSR & other payments	Polymetallic	Copper-Gold	Copperhead Mineral AB	Sweden
Akerberg	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB
Blabarliden	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Fiskeltrask	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Klippen	1% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Kukasjarvi	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Mjövattnet	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kendrick Resources
Njuggträskliden	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kendrick Resources
Nottrask	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Paubacken	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Skogstrask	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Solvik	2.5% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Storjuktan	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Tomtebo	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Lead-Silver-Gold	District Metals
Vuostok	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd

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Appendix A List of Royalty Assets

Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Türkiye
Trab-23	1.5% NSR	Copper	Copper-Gold	Trab Madencilik
Goodpaster - 64 North - East Pogo	1% NSR	Precious Metals	Gold	Alaska Energy Metals Co	USA, Alaska
Goodpaster - 64 North - West Pogo	1 – 2% NSR	Precious Metals	Gold	Alaska Energy Metals Co
Goodpaster - LMS	1 – 3% NSR	Precious Metals	Gold	Gold Reserve Inc
Copper King	2% NSR, AMR & Milestone Payments	Copper	Copper	Rio Tinto	USA, Arizona
Copper Springs	2% production and other payments	Copper	Copper	South32
Hardshell Skarn	2% NSR & AMR Payments	Polymetallic	Copper-Lead-Zinc-Silver	South32
Mesa Well	2% production and other payments	Copper	Copper	Intrepid Metals
Superior West	2% NSR, AMR & Milestone Payments	Copper	Copper	Rio Tinto
Century	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp	USA, Idaho
Cuddy Mountain	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Erickson Ridge	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Independence	3% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp
Jacknife	3.25% NSR & other payments	Polymetallic	Silver-Lead-Zinc	Scout Discoveries Corp
Lehman Butte	3.25% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp
Moose Ridge	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Muldoon	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Silverback	3% NSR & other payments	Polymetallic	Silver-Lead-Zinc	Scout Discoveries Corp
South Orogrande	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Timber Butte	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Valve House	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Bottle Creek	2% NSR	Precious Metals	Gold	URZ3 Energy Corp	USA, Nevada
Brooks	4% NSR	Precious Metals	Gold	I-80 Gold Corp
Cathedral Well	2.5% NSR	Precious Metals	Gold	Orla Mining Ltd
Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Nevada Gold Mines
Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines
NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery
Selena	3.25% production, AMR & Milestone Payments	Polymetallic	Silver-Lead-Zinc	Ridgeline Minerals
Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp
South Grass Valley	2% NSR	Precious Metals	Gold	URZ3 Energy Corp
Speed Goat	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals
Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Copper	Copper	Hudbay Minerals

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Appendix A List of Royalty Assets

Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	USA, Oregon
Copper Warrior	2% NSR	Copper	Copper	American West Metals Ltd	USA, Utah
Ophir	2% NSR	Copper	Copper	Rio Tinto

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Appendix B
Summary of Mineral Reserve Estimates for Royalty Assets as of March 2025
The following mineral reserves have been estimated in accordance with CIM guidelines or acceptable foreign codes, including the JORC Code and the PERC Code. Contained metal does not account for recovery losses. The current mineral reserves in the following tables represent the most recent publicly disclosed figures by the operators of the royalty assets in which EMX has an interest. Rows and columns may not add up due to rounding. Please refer to 'Notes' for additional information on each asset.

GOLD
		Proven (P)			Probable (P)			P+P
Current Mineral Reserves	Notes	Tonnes (kt)	Au (g/t)	Au (koz)	Tonnes (kt)	Au (g/t)	Au (koz)	Au (koz)
Timok UZ	1				27,121	2.06	1,792	1,792
Leeville	2	Not available			Not available			N/a
Diablillos	5	12,400	0.86	341	29,900	0.8	766	1,107

SILVER
		Proven (P)			Probable (P)			P+P
Current Mineral Reserves	Notes	Tonnes (kt)	Ag (g/t)	Ag (koz)	Tonnes (kt)	Ag (g/t)	Ag (koz)	Ag (koz)
Balya	3	Not available			Not available			N/a
Diablillos	5	12,400	118	46,796	29,900	80	76,684	123,480

COPPER
		Proven (P)			Probable (P)			P+P
Current Mineral Reserves	Notes	Tonnes (kt)	Cu (%)	Cu (kt)	Tonnes (kt)	Cu (%)	Cu (kt)	Cu (kt)
Timok UZ	1				27,121	3.25	882	882
Caserones	4	362,249	0.33	1,197	522,057	0.27	1,405	2,602

ZINC
		Proven (P)			Probable (P)			P+P
Current Mineral Reserves	Notes	Tonnes (kt)	Zn (%)	Zn (kt)	Tonnes (kt)	Zn (%)	Zn (kt)	Zn (kt)
Balya	3	Not available			Not available			N/a

LEAD
		Proven (P)			Probable (P)			P+P
Current Mineral Reserves	Notes	Tonnes (kt)	Pb (%)	Pb (kt)	Tonnes (kt)	Pb (%)	Pb (kt)	Pb (kt)
Balya	3	Not available			Not available			N/a

MOLYBDENUM
		Proven (P)			Probable (P)			P+P
Current Mineral Reserves	Notes	Tonnes (kt)	Mo (%)	Mo (kt)	Tonnes (kt)	Mo (%)	Mo (kt)	Mo (kt)
Caserones	4	362,249	0.01	40	522,057	0.01	53	93
1.Timok is considered by EMX to be a material property for purposes of NI 43-101. EMX filed the Timok Technical Report on SEDAR+ on March 31, 2022. The Timok Technical Report restates, as required by NI 43-101, the mineral reserve estimate reported by Zijin for the Timok Project’s Upper Zone mineral reserve estimate as reported in Zijin’s 2020 Annual Report

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Appendix B
issued on April 28, 2021. That estimate is materially the same as originally stated by previous operator and former reporting issuer, Nevsun Resources Ltd., in its technical report dated August 7, 2018 titled “NI 43-101 Technical Report – Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone” with an effective date of June 19, 2018 and filed on SEDAR+. The mineral reserve estimate reported by Zijin has been conformed to the requirements of NI 43-101.
Contained metal as thousands of metric tonnes calculated by EMX’s Qualified Person under NI 43-101.
See “Technical Information – Timok Royalty” for additional information concerning the mineral reserve estimate for Timok.
The Company is aware that Zijin's 2023 Annual Report, published in May 2024 and which can be found in the public domain, included year-end 2023 reserve statements for the Timok Upper and Lower Zones. However, the Company cautions that these reserve statements do not meet CIM guidelines or NI 43-101 reporting standards and should not be relied upon.
2.The mineral reserve estimate for Leeville is not available from operator Nevada Gold Mines LLC.
3.Balya in-house mineral reserve estimate by private Turkish company Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. does not meet NI 43-101 disclosure requirements.
4.Caserones Mineral Reserve estimate with an effective date of December 31, 2024 referenced from Lundin Mining Corporation’s news release titled “Lundin Mining Announces 2024 Mineral Resource and Mineral Reserve Estimates” dated February 12, 2025 and Annual Information Form (for the year ended December 31, 2024) as taken from the section titled “Description of Properties” under sub-section “Caserones Mine”.
5.Diablillos reserve estimate is referenced from AbraSilver's report "Amended and Restated NI 43-101 Technical Report, Pre-Feasibility Study For The Diablillos Ag-Au project" with an effective date of March 7, 2024,and a report date of May 9, 2024.

Conversion of imperial units to metric units and contained metal as thousands of metric tonnes calculated by EMX’s Qualified Person under NI 43-101.
Summary of Historical Estimates of Mineral Reserves for Royalty Assets March 2025
The historical estimates of mineral reserves summarized in the following tables are relevant in that they provide context for the quantities and grades of mineralization as currently known to EMX. The historical estimates are relevant and reliable for providing this context. There are no more recent estimates or data available to EMX, unless otherwise noted. A Qualified Person has not done sufficient work to classify the historical estimates as current mineral reserves and EMX is not treating the historical estimates as current mineral reserves. Compilation, review, and verification of geological, engineering, metallurgical, and other relevant data, as well as independent field assessment and sampling will be needed to establish the historical estimates as current mineral reserves.
Contained metal does not account for recovery losses. The historical estimates of mineral reserves reflect the most recent publicly disclosed figures for the royalty assets in which EMX has an interest. Rows and columns may not add up due to rounding. Unless otherwise noted, the historical estimates use mineral reserve categories of proven and probable as set out in section 1.3 of NI 43-101. Please refer to 'Notes' for additional information on each asset.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	90

Appendix B

GOLD
		Proven (P)			Probable (P)			P+P
Historical Mineral Reserves	Notes	Tonnes (kt)	Au (g/t)	Au (koz)	Tonnes (kt)	Au (g/t)	Au (koz)	Au (koz)
Gediktepe (oxide)	1				2,755	2.34	207	207
Gediktepe (sulfide)	1	3,620	0.68	79	14,960	0.89	429	509
Yenipazar	2				29,170	0.88	825	825

SILVER
		Proven (P)			Probable (P)			P+P
Historical Mineral Reserves	Notes	Tonnes (kt)	Ag (g/t)	Ag (koz)	Tonnes (kt)	Ag (g/t)	Ag (koz)	Ag (koz)
Gediktepe (oxide)	1				2,755	56.7	5,020	5,020
Gediktepe (sulfide)	1	3,620	26.7	3,105	14,960	33.1	15,903	19,008
Yenipazar	2				29,170	29.4	27,572	27,572

COPPER
		Proven (P)			Probable (P)			P+P
Historical Mineral Reserves	Notes	Tonnes (kt)	Cu (%)	Cu (kt)	Tonnes (kt)	Cu (%)	Cu (kt)	Cu (kt)
Gediktepe (sulfide)	1	3,620	1.03	37	14,960	0.89	133	170
Yenipazar	2				29,170	0.3	88	88

ZINC
		Proven (P)			Probable (P)			P+P
Historical Mineral Reserves	Notes	Tonnes (kt)	Zn (%)	Zn (kt)	Tonnes (kt)	Zn (%)	Zn (kt)	Zn (kt)
Gediktepe (sulfide)	1	3,620	1.93	70	14,960	1.99	298	368
Yenipazar	2				29,170	1.4	408	408

LEAD
		Proven (P)			Probable (P)			P+P
Historical Mineral Reserves	Notes	Tonnes (kt)	Pb (%)	Pb (kt)	Tonnes (kt)	Pb (%)	Pb (kt)	Pb (kt)
Yenipazar	2				29,170	0.95	277	277
1.Gediktepe is considered by EMX to be a material property for purposes of NI 43-101. EMX filed the Gediktepe Technical Report on SEDAR+ on March 31, 2022. The Gediktepe Technical Report restates the Gediktepe historical mineral reserve estimates referenced from a technical report dated April 3, 2019 and filed on SEDAR+ by Alacer Gold Corp. (formerly a reporting issuer in Canada) entitled “Gediktepe 2019 Prefeasibility Study” which has an effective date of March 26, 2019. Basic assumptions for the historical mineral reserve estimate include: (a) reported using NSR based on metal prices of $1,300/oz Au, $18.5/oz Ag, $3.30/lb Cu, and $1.28/lb Zn, metal recoveries according to mineralization type, smelter terms for treatment and refining charges and transport including ocean freight for sulfide concentrates, (b) cut-offs applied were oxide $20.67/t and sulfide $17.74/t, (c) enriched mineralization with a Cu/Zn grade ratio < 0.75 considered as waste, and (d) includes mining losses and grade dilution not reported in the historical mineral resource.
The historical estimate should not be relied on until verified by a Qualified Person.

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Appendix B
2.The historical mineral reserve estimate for Yenipazar is referenced from a technical report dated May 23, 2014 filed on SEDAR+ by Aldridge Minerals Inc. (formerly a reporting issuer in Canada) entitled “NI 43-101 Technical Report on the Yenipazar Optimization Study, Yozgat Province, Turkey” which has an effective date of April 15, 2014. Aldridge is now a privately held Turkish subsidiary of British Virgin Islands domiciled Virtus Mining Ltd. Basic assumptions for the historical mineral reserve estimate include: (a) open pit optimization based upon the Lerchs-Grossman algorithm in CAE NPV Scheduler, (b) applied to resource blocks using mining, processing and G&A costs, pit slope criteria, and NSR block values, (c) Inferred resources considered as waste, (d) optimized open-pit shell used as basis for pit design, € estimated in-pit tonnage contained within the operational pit that meets or exceeds the cut-off criteria and subsequently applied the ore criteria (mining losses and dilution) to that tonnage, (f) NSR cutoffs of US $17/t for oxide and US $20/t for copper enriched and sulphide mineralization.
Virtus’ in-house Yenipazar 2019 Optimization Study Update Report (July 30, 2019) was based upon the historical estimates from Aldridge’s 2014 Technical Report. There were no changes to the reported historical mineral reserves. The Virtus report does not meet NI 43-101 disclosure requirements.
The historical estimate should not be relied on until verified by a Qualified Person.
Contained metal as thousands of troy ounces and thousands of metric tonnes calculated by EMX’s Qualified Person under NI 43-101.
Summary of Mineral Resource Estimates for Royalty Assets March 2025
The following mineral resources have been estimated in accordance with CIM guidelines or acceptable foreign codes, including the JORC Code and PERC Code. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Unless otherwise noted, mineral resources were reported by the operator inclusive of mineral reserves. Contained metal does not take into account recovery losses. The mineral resources in the following tables represent the most recent publicly disclosed figures by the operators of the royalty assets in which EMX has an interest. Please refer to 'Notes' for additional information on each asset.

GOLD
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Au (g/t)	Au (koz)	Tonnes (kt)	Au (g/t)	Au (koz)	Au (koz)	Tonnes (kt)	Au (g/t)	Au (koz)
Timok UZ	1	2,200	5.7	400	26,600	2.1	1,800	2,200	13,900	0.9	420
Timok LZ	1								1,659,000	0.18	9,600
Leeville	2	Not available			Not available			N/a	Not available
Diablillos	3	14,040	0.85	382	39,217	0.77	974	1,360	3,288	0.66	70
San Marcial (OP)	7				9,000	0.04	10.2	10.2	2,000	0.03	1.4
San Marcial (UG)	8				1,000	0.06	1.5	1.5	1,000	0.03	1.6
Kaukua	9				38,200	0.07	84	84	30,800	0.08	75
Sisorta	10	Not available			Not available			N/a	Not available
Viscaria (tailings)*	13	12,544	0.06	24.2	164	0.05	0.3	24.5
*Approximately 33% of the Viscaria (tailings) mineral resources are covered by EMX’s royalty.

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Appendix B

SILVER
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Ag (g/t)	Ag (koz)	Tonnes (kt)	Ag (g/t)	Ag (koz)	Ag (koz)	Tonnes (kt)	Ag (g/t)	Ag (koz)
Diablillos	3	14,040	116	52,146	39,217	76	95,594	148,275	3,288	23	2,415
Berenguela	6	6,152	101	20,000	34,024	74	81,200	101,200	22,287	54	38,800
San Marcial (OP)	7				9,000	146	42,000	42,000	2,000	127	6,000
San Marcial (UG)	8				1,000	176	4,000	4,000	1,000	164	8,000
Balya	11	Not available			Not available			N/a	Not available
Viscaria (tailings)*	13	12,544	0.88	355	164	0.45	2	357
*Approximately 33% of the Viscaria (tailings) mineral resources are covered by EMX’s royalty.

COPPER
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Cu (%)	Cu (kt)	Tonnes (kt)	Cu (%)	Cu (kt)	Cu (kt)	Tonnes (kt)	Cu (%)	Cu (kt)
Timok UZ	1	2,200	8.6	190	26,600	3.3	870	1,050	13,900	1.6	230
Timok LZ	1								1,659,000	0.86	14,300
Caserones	4	376,427	0.33	1,254	958,390	0.26	2,463	3,717	116,466	0.22	256
Parks-Sayler open pit**	5	50,711	0.752	381	255,553	0.486	1,242	1624	261,721	0.313	819
Parks-Sayler underground**	5				1,089	0.796	9.0	9	9,616	0.715	69
Berenguela	6	6,152	0.85	52	34,024	0.63	215	267	22,287	0.42	93
Kaukua	9				38,200	0.13	49.7	49.7	30,800	0.14	43.1
Viscaria (A, B, & D)	12	31,400	1.10	346	38,900	0.75	292	638	22,600	0.79	179.1
Viscaria (tailings)*	13	12,544	0.27	34	164	0.17	0.3	34
*Approximately 33% of the Viscaria (tailings) mineral resources are covered by EMX’s royalty.
**Approximately 25% of the Parks-Salyer deposit's mineral resources are covered by EMX’s royalty.

ZINC
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Zn (%)	Zn (kt)	Tonnes (kt)	Zn (%)	Zn (kt)	Zn (kt)	Tonnes (kt)	Zn (%)	Zn (kt)
Berenguela	6	6,152	0.3	19	34,024	0.34	117	136	22,287	0.25	56
San Marcial (OP)	7				9,000	0.3	28	28	2,000	0.2	3
San Marcial (UG)	8				1,000	0.6	4	4	1,000	0.4	5
Balya	11	Not available			Not available			N/a	Not available
Viscaria (tailings)*	13	12,544	0.24	30	164	0.19	0.3	30
*Approximately 33% of the Viscaria (tailings) mineral resources are covered by EMX’s royalty.

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Appendix B

LEAD
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Pb (%)	Pb (kt)	Tonnes (kt)	Pb (%)	Pb (kt)	Pb (kt)	Tonnes (kt)	Pb (%)	Pb (kt)
San Marcial (OP)	7				9,000	0.2	16	16	2,000	0.1	1
San Marcial (UG)	8				1,000	0.3	2	2	1,000	0.2	3
Balya	11	Not available			Not available			N/a	Not available

IRON
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Fe (%)	Fe (kt)	Tonnes (kt)	Fe (%)	Fe (kt)	Fe (kt)	Tonnes (kt)	Fe (%)	Fe (kt)
Viscaria (D)	12	15,500	25.3	4,000	13,600	24.26	3,300	7,300	7,600	22.37	1,700

COBALT
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Co (g/t)	Co (kt)	Tonnes (kt)	Co (g/t)	Co (kt)	Co (kt)	Tonnes (kt)	Co (g/t)	Co (kt)
Kaukua	9				38,200	65	2.5	2.5	30,800	86	2.6
Viscaria (tailings)*	13	12,544	145	1.82	164	146	0.02	1.84
*Approximately 33% of the Viscaria (tailings) mineral resources are covered by EMX’s royalty.

PALLADIUM
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Pd (g/t)	Pd koz	Tonnes (kt)	Pd (g/t)	Pd koz	Pd koz	Tonnes (kt)	Pd (g/t)	Pd koz
Kaukua	9				38,200	0.61	744	744	30,800	0.52	516

PLATINUM
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Pt (g/t)	Pt koz	Tonnes (kt)	Pt (g/t)	Pt koz	Pt koz	Tonnes (kt)	Pt (g/t)	Pt koz
Kaukua	9				38,200	0.22	264	264	30,800	0.2	197

NICKEL
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Ni (%)	Ni (kt)	Tonnes (kt)	Ni (%)	Ni (kt)	Ni kt	Tonnes (kt)	Ni (%)	Ni (kt)
Kaukua	9				38,200	0.11	41.5	41.5	30,800	0.14	42.6

MOLYBDENUM
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Mo (%)	Mo (kt)	Tonnes (kt)	Mo (%)	Mo (kt)	Mo (kt)	Tonnes (kt)	Mo (%)	Mo (kt)
Caserones	4	376,427	0.01	42	958,390	0.01	104	145	116,466	0.01	12

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	94

Appendix B

MANGANESE
		Measured (M)			Indicated (I)			M+I	Inferred
Current Mineral Resources	Notes	Tonnes (kt)	Mn (%)	Mn (kt)	Tonnes (kt)	Mn (%)	Mn (kt)	Mn (kt)	Tonnes (kt)	Mn (%)	Mn (kt)
Berenguela	6	6,152	8.89	550	34,024	5.6	1,900	2,450	22,287	3.57	800
1.Timok is considered by EMX to be a material property for purposes of NI 43-101. EMX filed the Timok Technical Report on SEDAR+ on March 31, 2022. The Timok Technical Report restates, as required by NI 43-101, the mineral resource estimate reported by Zijin for the Timok Project’s Upper Zone mineral resource and Lower Zone mineral resource in Zijin’s 2020 Annual Report issued on April 28, 2021. The estimates are materially the same as originally stated by previous operator and former reporting issuer, Nevsun Resources Ltd., in its technical report dated August 7, 2018 titled “NI 43-101 Technical Report – Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone” with has an effective date of June 19, 2018 and filed on SEDAR+. The mineral resource estimate reported by Zijin has been conformed to the requirements of NI 43-101.
Contained metal as thousands of metric tonnes calculated by EMX’s Qualified Person under NI 43-101.
See "Technical Information -- Timok Royalty” for additional information concerning the mineral resource estimate for Timok.
The Company is aware that Zijin's 2023 Annual Report, published in May 2024 and which can be found in the public domain, included year-end 2023 resource statements for the Timok Upper and Lower Zones. However, the Company cautions that these resource statements do not meet CIM guidelines or NI 43-101 reporting standards and should not be relied upon.
2.The mineral resource estimate for Leeville is not available from the operator, Nevada Gold Mines LLC.
3.Diablillos Mineral Resource estimate referenced from AbraSilver Resources Corp.’s technical report "Amended and Restated NI 43-101 Technical Report, Pre-Feasibility Study For The Diablillos Ag-Au project" with an effective date of March 7, 2024,and a report date of May 9, 2024..
4.Caserones is considered by EMX to be a material property for purposes of NI 43-101. Caserones Mineral Resource estimate with an effective date of December 31, 2024 referenced from Lundin Mining Corporation’s news release titled “Lundin Mining Announces 2024 Mineral Resource and Mineral Reserve Estimates” dated February 12, 2025 and Annual Information Form (for the year ended December 31, 2024) as taken from the section titled “Description of Properties” under sub-section “Caserones Mine” and Schedule 'A'. Resources are inclusive of reserves.
5.The mineral resource estimate for Parks-Salyer has an effective date of August 7, 2024 and is titled NI 43-101 Technica1214l Report Preliminary Economic Assessment of the Cactus Mine Project,Pinal County, Casa Grande Arizona” dated August 23, 2024. See “Mineral Properties – Advanced Royalty Updates – Parks-Salyer, USA” for additional information.
EMX's royalty does not cover all estimated mineral resources for Parks-Salyer. EMX’s Qualified Person under NI 43-101 has made an estimate that the royalty covers approximately 20-25% of the Parks-Salyer mineral deposit footprint.
Conversion of imperial units to metric units and contained metal as thousands of metric tonnes calculated by EMX’s Qualified Person under NI 43-101.
6.The mineral resource estimate for Berenguela is referenced from Aftermath’s technical report, which was filed on SEDAR+ on April 13, 2023, entitled “Berenguela Mineral Resource Estimate NI 43-101, Province of Lampa, Department of Puno, Peru” dated April 12, 2023 with an effective date of March 30, 2023. See “Mineral Properties – Advanced Royalty Updates – Berenguela, Peru” for additional information.
7.The mineral resource estimate for San Marcial (OP) is referenced from GR Silver Mining Ltd’s technical report, which was filed on SEDAR+ on May 3, 2023, entitled “2023 Technical Report and Mineral Resource Update for the Plomosas Project” dated May 3, 2023 with an effective date of March 15, 2023.
8.The mineral resource estimate for San Marcial (UG) is referenced from GR Silver Mining Ltd’s technical report, which was filed on SEDAR+ on May 3, 2023, entitled “2023 Technical Report and Mineral Resource Update for the Plomosas Project” dated May 3, 2023 with an effective date of March 15, 2023.
9.The mineral resource estimate for Kaukua is referenced from Palladium OneGT’s technical report, which was filed on SEDAR+ on June 7, 2022, entitled “Technical Report on the Läntinen Koillismaa Project, Finland, Report for NI 43-101” dated May 27, 2022 with an effective date of April 25, 2022.
Contained metal as thousands of metric tonnes calculated by EMX’s Qualified Person under NI 43-101.

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Appendix B
10.Sisorta in-house mineral resource estimate by private Turkish company Bahar Madencilik Sinayi ve Ticaret Ltd Sti does not meet NI 43-101 disclosure requirements.
11.Balya in-house mineral resource estimate by private Turkish company Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. does not meet NI 43-101 disclosure requirements.
12.The mineral resource estimates for Viscaria (A,B and D Zones), which was prepared in accordance with the PERC Code, an acceptable foreign code under NI 43-101, is referenced from Viscaria's news release titled “Successful mineral resource upgrade at Copperstone’s Viscaria Mine” dated November 18, 2022.
Mineral resource categories for the A, B, and D zones summed for tonnes and contained metal, with EMX’s Qualified Person under NI 43-101 calculating the weighted average grades.
13.The mineral resource estimate for Viscaria (tailings facility), which was prepared in accordance with the PERC Code, an acceptable foreign code under NI 43-101, is referenced from Viscaria's report titled “Mineral Resource Estimate, Viscaria Tailings Facility” and dated February 3, 2022. Accessed March 1, 2024 from https://www.viscaria.com/en/the-operation/mineral-resources-and-reserves/.
EMX's royalty does not cover all estimated mineral resources for the Viscaria tailings facility. EMX’s Qualified Person under NI 43-101 has made an estimate that the royalty covers approximately 33% of the mineral resource footprint for the tailings facility.
Contained metal as thousands of troy ounces calculated by EMX’s Qualified Person under NI 43-101.
Summary of Historical Estimates of Mineral Resources for Royalty Assets March 2025
The historical estimates of mineral resources summarized in the following tables are relevant in that they provide context for the quantities and grades of mineralization as currently known to EMX. The historical estimates are relevant and reliable for providing this context. There are no more recent estimates or data available to EMX, unless otherwise noted. A Qualified Person has not done sufficient work to classify the historical estimates as current mineral resources and EMX is not treating the historical estimates as current mineral resources. Compilation, review, and verification of geological, engineering, metallurgical, and other relevant data, as well as independent field assessment and sampling will be needed to establish the historical estimates as current mineral resources.
Contained metal does not take into account recovery losses. The historical estimates of mineral resources reflect the most recent publicly disclosed figures for the royalty assets in which EMX has an interest. Rows and columns may not add up due to rounding. Unless otherwise noted, the historical estimates use mineral resource categories of measured, indicated and inferred as set out in section 1.2 of NI 43-101. Please refer to 'Notes' for additional information on each asset.

GOLD
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Mineral Resources	Notes	Tonnes (kt)	Au (g/t)	Au (koz)	Tonnes (kt)	Au (g/t)	Au (koz)	Au (koz)	Tonnes (kt)	Au (g/t)	Au (koz)
Gediktepe	1	3,999	0.67	86	26,217	0.94	792	878	2,981	0.54	51
Yenipazar	2				29,669	0.95	906	906	369	0.47	6
Challacollo	3				6,640	0.27	58	58	2803	0.17	15
Tartan Lake	4				1,180	6.32	240	240	240	4.89	37

SILVER
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Mineral Resources	Notes	Tonnes (kt)	Ag (g/t)	Ag (koz)	Tonnes (kt)	Ag (g/t)	Ag (koz)	Ag (koz)	Tonnes (kt)	Ag (g/t)	Ag (koz)
Gediktepe	1	3,999	25.1	3,221	26,217	35.1	26,568	29,790	2,981	20.3	1,941
Yenipazar	2				29,669	31.3	29,856	29,856	369	25.5	303
Challacollo	3				6,640	165	35,150	35,150	2,803	124	11,144

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Appendix B

COPPER
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Mineral Resources	Notes	Tonnes (kt)	Cu (%)	Cu (kt)	Tonnes (kt)	Cu (%)	Cu (kt)	Cu (kt)	Tonnes (kt)	Cu (%)	Cu (kt)
Gediktepe	1	3,999	1.01	40	26,217	0.78	203	243	2,981	0.76	23
Yenipazar	2				29,669	0.31	93	93	369	0.18	0.7

ZINC
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Mineral Resources	Notes	Tonnes (kt)	Zn (%)	Zn (kt)	Tonnes (kt)	Zn (%)	Zn (kt)	Zn (kt)	Tonnes (kt)	Zn (%)	Zn (kt)
Gediktepe	1	3,999	1.83	73	26,217	1.53	402	475	2,981	1.16	34
Yenipazar	2				29,669	1.47	436	436	369	1.89	7

LEAD
		Measured (M)			Indicated (I)			M+I	Inferred
Historical Mineral Resources	Notes	Tonnes (kt)	Pb (%)	Pb (kt)	Tonnes (kt)	Pb (%)	Pb (kt)	Pb (kt)	Tonnes (kt)	Pb (%)	Pb (kt)
Yenipazar	2				29,669	1.01	299	299	369	0.94	3.5
1.Gediktepe is considered by EMX to be a material property for purposes of NI 43-101. EMX filed the Gediktepe Technical Report on SEDAR+ on March 31, 2022. The Gediktepe Technical Report restates the Gediktepe historical mineral resource estimates referenced from Technical Report filed by Alacer Gold Corp. (formerly a reporting issuer in Canada) on SEDAR+ dated April 3, 2019 entitled “Gediktepe 2019 Prefeasibility Study” which has an effective date of March 26, 2019. Basic assumptions for the historical mineral resource estimate include: (a) open pit constrained, (b) estimated within geologic domains by ordinary kriging or inverse distance, (c) reported at NSR cut-offs of $20.72/t for oxide and $17.79/t for sulfide using mineral reserve metal prices x 1.14 (+14%) and metal recoveries according to mineralization type.
The historical estimate should not be relied on until verified by a Qualified Person.
2.The historical mineral resource estimate for Yenipazar is referenced from a technical report dated May 23, 2014 filed on SEDAR+ by Aldridge Minerals Inc. (formerly a reporting issuer in Canada) entitled “NI 43-101 Technical Report on the Yenipazar Optimization Study, Yozgat Province, Turkey” which has an effective date of April 15, 2014. Aldridge is now a privately held Turkish subsidiary of British Virgin Islands domiciled Virtus Mining Ltd. Basic assumptions for the historical mineral resource estimate include: (a) open pit constrained, (b) Ordinary Krige block model, and (c) reported at NSR cutoffs of USD 15/t for sulphides, USD 12/t for oxides, and USD 15/t for zones of Cu-enrichment based upon variable costs and recoveries by material type and metal prices of Cu USD 2.90/lb, Pb USD 0.95/lb, Zn USD 0.90/lb, Au USD 1,250/oz and Ag USD 20/oz.
The historical estimate should not be relied on until verified by a Qualified Person.
Virtus Mining’s in-house Yenipazar 2019 Optimization Study Update Report (July 30, 2019) was based upon the historical estimates from Aldridge’s 2014 Technical Report. The Virtus report does not meet NI 43-101 disclosure requirements.
Contained metal as thousands of troy ounces and thousands of metric tonnes calculated by EMX’s Qualified Person under NI 43-101.
3.The historical mineral resource estimate for Challacollo is referenced from Aftermath’s technical report dated February 15, 2021 entitled “Technical Report Challacollo Silver-Gold Mineral Resource Estimate” which has an effective date of December 15, 2020 and has beenfiled on SEDAR+. Basic assumptions for the historical estimate include: (a) open pit and underground constrained, (b) Ordinary Kriging and Inverse Distance (squared) block models, and (c) reported at an open pit cutoff of 35 g/t AgEq and an underground cutoff of 93 g/t AgEq. Silver equivalent (“AgEq”) calculated as AgEq (g/t) = Ag (g/t) + 57.065 *Au (g/t) based upon US$20/oz Ag with recovery of 92% Ag and US$1,400/oz Au with recovery of 75%.
The historical estimate should not be relied on until verified by a Qualified Person.
Contained metal as thousands of troy ounces calculated by EMX’s Qualified Person under NI 43-101.

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Appendix B
4.The historical mineral resource estimate for Tartan Lake is referenced from Canadian Gold Corp.’s (previously Satori Resources) technical report entitled “Tartan Lake Project Technical Report, Manitoba, Canada, April 2017” dated April 5, 2017 and which has an effective date of February 20, 2017 and has been filed on SEDAR+.
Basic assumptions for the historical estimate include: (a) grade shell constrained, (b) Inverse Distance (squared) multi-pass block model, (c) reported at an underground cutoff of 3.0 g/t Au, and d) mineral resource does not include mined out material.
The historical estimate should not be relied on until verified by a Qualified Person.

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